Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

Sorrento Therapeutics, inc.

as Parent

AT Merger sub, inc.

as Merger Sub

ACEA therapeutics, inc.

as the Company

and

Fortis Advisors LLC

as the Shareholders’ Representative

Dated as of April 2, 2021

i

(continued)

(continued)

(continued)

Exhibit A Joinder Agreement
Exhibit B Restrictive Covenant Agreement
Exhibit C General Release
Exhibit D Letter of Transmittal
Exhibit E Plan of Merger
Exhibit F Required Shareholder Approval
Exhibit G Accredited Investor Questionnaire
Exhibit H Lock-up Agreement

(continued)

Exhibit I Option Termination Agreement
Exhibit J Earn-Out Agreement
Exhibit K Selling Stockholder Questionnaire
Schedule 1 Key Shareholders
Schedule 1.1-AL Additional Liabilities
Schedule 1.1-GR General Releases
Schedule 1.1-RC Required Consents
Schedule 1.1-SL Existing Shareholder Loans
Schedule 1.1-TE Transaction Expenses
Schedule 2 Key Executives
Schedule 2.2(a)(ix) Resignations
Schedule 2.2(a)(xiv) Employee Benefit Plans
Schedule 2.11(a)(iii) Certified Closing Report Information
Schedule 5.11 Debt Extensions
Schedule 6.5 Intercompany Arrangements
Schedule 9.2(a)(viii) Specified Indemnification Matters
Schedule 9.5(a) Specified Schedules

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 2, 2021 (the “Agreement Date”), is among Sorrento Therapeutics, Inc., a Delaware corporation (the “Parent”), AT Merger Sub, Inc., an exempted company incorporated with limited liability in the Cayman Islands with the registration number 372993 and wholly owned subsidiary of Parent (“Merger Sub”), ACEA Therapeutics, Inc., an exempted company incorporated with limited liability in the Cayman Islands with the registration number 351589 (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the Shareholders’ Representative (as defined in Section 10.14(a)). Certain other capitalized terms used herein are defined in Section 1.1 and Section 1.2.

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Companies Act (2020 Revision) (as amended) of the Cayman Islands (“Companies Act”), pursuant to which the Company and Merger Sub will merge and Merger Sub will cease to exist, and the Company will be the surviving company in the Merger (the “Surviving Company”) and will become a wholly owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent and Merger Sub have unanimously approved the Merger and the Plan of Merger, upon the terms and subject to the conditions set forth or referred to herein, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent, Merger Sub and their respective shareholders;

WHEREAS, the board of directors of the Company has unanimously approved the Merger and the Plan of Merger, upon the terms and subject to the conditions set forth or referred to herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders;

WHEREAS, simultaneously with the execution of this Agreement and as a material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain Shareholders have executed and delivered a joinder agreement in substantially the form attached hereto as Exhibit A (the “Joinder Agreement”) inter alia appointing the Shareholders’ Representative; and

WHEREAS, simultaneously with the execution of this Agreement, certain of the parties named on Schedule 2 (collectively, the “Key Executives”) have executed and delivered to the Company an agreement substantially in the form attached hereto as Exhibit B, pursuant to which each Key Executive has agreed to certain non-solicitation, non-competition and related restrictive covenants (the “Restrictive Covenant Agreements”), such Restrictive Covenant Agreements being expressed to be conditional on and effective from, the Closing.

AGREEMENT

In consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1          Certain Defined Terms. For purposes of this Agreement:

“Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

“Accrued Shareholder Loan Interest Amount” means the aggregate amount of all applicable interest on the Existing Shareholder Loans accrued from the period beginning on October 16, 2020 and ending on the Closing Date, as reflected on the Certified Closing Report.

“Acquired Companies” means, collectively, the Company and each of its direct and indirect Subsidiaries, including ACEA Therapeutics (HK) Limited, a Hong Kong limited company, Zhejiang ACEA, and Hangzhou ACEA, and “Acquired Company” means each of such entities individually.

“Acquired Companies Accounts Payable” means all accounts payable of the Acquired Companies.

“Acquisition Proposal” means any offer, proposal or indication of interest (other than an offer, proposal or indication of interest by Parent or its Affiliates) contemplating or otherwise relating to any transaction or series of related transactions involving any:

(a)          merger, division, conversion, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which: (i) a Person or “group” (as defined in the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 15% of the outstanding shares of any class of voting securities of the Company;

(b)          sale, lease, license, exchange, transfer, acquisition or disposition of any assets that constitute or account for 15% or more of the fair market value of the assets of the Acquired Companies; or

(c)          liquidation, dissolution or winding up of the Company.

“Actual Fraud” means common law fraud (as determined under Delaware law), excluding constructive fraud.

“Additional Liabilities” means, as of the Calculation Time, the total of those categories of balance sheet Liabilities of the Acquired Companies set forth on Schedule 1.1-AL, in each case, prepared in accordance with GAAP and for each such category the amount thereof shall include all applicable interest on any such payables, loans or other expenses accrued prior to October 16, 2020 and shall not include any interest on any such payables, loans or other expenses accrued after October 16, 2020.

“Additional Liabilities Target” means $43,560,000.00.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used herein, the term “control” means: (a) the power to vote more than 50% of the voting power of a Person, or (b) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign Income Tax Law).

“Affordable Care Act” means the Patient Protection & Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, as amended and as interpreted in applicable administrative guidance and the rules and regulations issued thereunder.

“Agilent Loans” means collectively, (a) that certain loan payable from Hangzhou ACEA Pharmaceutical Research Co., Ltd. to ACEA BIO (Hangzhou) Co., Ltd. in the aggregate principal amount of RMB184,600,000 and (b) that certain loan payable from Zhejiang ACEA Pharmaceutical Co., Ltd. to the ACEA BIO (Hangzhou) Co., Ltd. in the aggregate principal amount of RMB8,000,000.

“Ancillary Agreements” means the Joinder Agreements, the Paying Agent Agreement, the Restrictive Covenant Agreements, the Earn-Out Agreement, the Earn-Out Escrow Agreement, the PPP Loan Escrow Account Agreement, the Plan of Merger and the General Release.

“Anti-Money Laundering Laws” means any applicable Laws pertaining to anti-money laundering, including those arising under the Proceeds of Crime Law (2019 Revision), Anti-Money Laundering Regulations (2020), Anti-Corruption Law (2019 Revision), Terrorism Law (2018 Revision), and the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act.

“Antitrust Laws” means the HSR Act and any other Laws applicable to Parent or any of the Acquired Companies in any applicable jurisdiction that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization of trade.

“Business Day” means a day other than Saturday, Sunday or any other day on which banks in San Diego, California and the Cayman Islands are required or authorized to be closed.

“Calculation Time” means 11:59 p.m., Pacific Time, on the day immediately prior to the Closing Date.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash” means, as of the Calculation Time, the aggregate amount of all cash and cash equivalents of the Acquired Companies (including marketable securities, short term investments, liquid instruments, petty cash, deposits in transit to the extent there has been a reduction of receivables on account therefor, the amount of any received and uncleared checks, wires or drafts, and reduced by the amount of any issued but uncleared checks, wires or drafts).

“China Loans” means collectively, the loans outstanding under the following agreements: (a) Loan Agreement, dated as of December 2, 2019, by and between Hangzhou ACEA and Xiao Xu, (b) Loan Agreement, dated as of November 27, 2019, between Zhejiang ACEA and Xiao Xu, (c) Loan Agreement, dated December 4, 2019, between Hangzhou ACEA and Wanhong Xu, (d) Loan Agreement, dated February 12, 2020, between Hangzhou ACEA and Jixun Lin, (e) Loan Agreement, dated February 18, 2020, between Agricultural Bank of China Ltd. Quzhou Green Sub-branch and Zhejiang ACEA, (f) Entrustment Loan Agreement, dated January 3, 2017, between Zhejiang Huisheng Investment Group Co. Ltd. and Zhejiang ACEA, (g) Loan Agreement, dated December 5, 2018, between CITIC Bank Ltd. Hangzhou Branch and Hangzhou ACEA, (h) Loan Agreement, dated September 9, 2020, between Bank of China Limited Hangzhou Hi-Tech Development Zone Sub-branch and Hangzhou ACEA, (i) Loan Agreement, dated October 12, 2019, between Conglinshi Biocloning Technologies (Hangzhou) Co., Ltd and Zhejiang ACEA and (j) Loan Agreement, dated November 21, 2019, between Conglinshi Biocloning Technologies (Hangzhou) Co., Ltd. and Zhejiang ACEA.

“Closing Date Additional Liabilities Cash” means, (a) if Cash exceeds or is equal to the amount of Additional Liabilities, Cash equal to the Additional Liabilities, and (b) if the Additional Liabilities exceed Cash, all Cash.

“Closing Date Cash” means the Cash, other than (a) Cash restricted from use for a contractually specified purpose or used as collateral for, or otherwise to provide credit support for, any liabilities of any Person under any letter of credit or other Contract and (b) the Closing Date Additional Liabilities Cash, in each case, of the Acquired Companies as of the Calculation Time and determined in accordance with GAAP using, to the extent in accordance with GAAP, the same accounting methods, principles, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the determination of the current assets or current liabilities, as applicable, in the preparation of the Certified Closing Report, and in accordance with the methodology set forth on Schedule 2.11(a)(iii).

“Closing Date Indebtedness” means that certain Indebtedness of the Acquired Companies, as of the Calculation Time, to be paid off at Closing. Notwithstanding the foregoing definition or anything to the contrary in this Agreement, if the amount of Indebtedness of the Acquired Companies is reduced at any time after the Calculation Time but prior to as of immediately prior to the Closing, the amount of such reduction to the Indebtedness of the Acquired Companies shall be deemed to still be outstanding as of immediately prior to the Closing for purposes of calculating the amount of Closing Date Indebtedness and determining the Closing Merger Consideration under this Agreement and any adjustments thereto.

“Closing Date Transaction Expenses” means the Transaction Expenses as of immediately prior to the Closing (but calculated assuming that the Closing has occurred such that any Transaction Expenses triggered by the Closing are included in the Closing Date Transaction Expenses). Notwithstanding the foregoing definition or anything to the contrary in this Agreement, if the amount of Transaction Expenses is reduced at any time after the Calculation Time but prior to as of immediately prior to the Closing, the amount of such reduction to the Transaction Expenses shall be deemed to still be outstanding as of immediately prior to the Closing for purposes of calculating the amount of Closing Date Transaction Expenses and determining the Closing Merger Consideration under this Agreement and any adjustments thereto.

“COBRA” means Section 4980B of the Code and Part 6 of Title I of ERISA (or any successor provisions thereto) and the rules and regulations promulgated thereunder.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any Contract or other agreement or understanding with a labor union or labor organization or other employee representative.

“Company Certificate” means a certificate in form and substance reasonably satisfactory to Parent, dated as of the Closing Date and duly executed and delivered by the Company, certifying (a) as to the Company’s satisfaction of the conditions set forth in Sections 7.2(a) and 7.2(b), and (b) that attached thereto are (i) true, complete and accurate copies of the organizational documents of each Acquired Company, and (ii) a true, complete and accurate copy of resolutions duly adopted by the board of directors (or comparable governing body) of the Company adopting and approving this Agreement and each Ancillary Agreement to which the Company is a party.

“Company Charter” means the Company’s Amended and Restated Memorandum and Articles of Association adopted by a special resolution of the shareholders dated April 3, 2019, with effect from May 23, 2019.

“Company Equityholders” means any Shareholder or Optionholder or Convertible Note Holder to whom Parent issues Registrable Securities pursuant to Article II of this Agreement or pursuant to the Earn-Out Agreement.

“Company Material Adverse Effect” means any Event that, individually or in combination with any other Events, has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, or results of operation of the Acquired Companies taken as a whole, provided that any effect resulting from any of the following shall not be considered when determining whether a Company Material Adverse Effect shall have occurred: (a) changes in general economic conditions or financial markets or any foreign markets or any foreign economy or financial markets in any location or the Company has operations or sales or any conditions affecting the industry in which the Company operates or participates or any conditions affecting the industry in which the Company operates or participates, (b) acts of God, calamities, pandemics, epidemics, disease outbreaks (including Covid-19), terrorism, armed hostilities or war (or the escalation of such), or national or international political or social conditions, (c) the public announcement of this Agreement or pendency of the transactions contemplated herein, (d) compliance with the terms of, or the taking of any action required by this Agreement, or otherwise taken with the consent of Parent, or the failure to take any action if that action is prohibited by this Agreement and Parent did not consent to such action, (e) any change in GAAP or applicable Laws (or interpretation thereof), (f) any action required to be taken under applicable Laws, or (g) any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, any facts, changes, events, effects, occurrences or circumstances giving rise to or contributing to such failure, unless such facts, changes, events, effects, occurrences or circumstances would otherwise be excepted from this definition); except, with respect to clauses (a), (b), and (f), to the extent that the Acquired Companies are disproportionately impacted by such Events in comparison to others in the industry in which they operate.

“Company Option” means all options to purchase shares of Company Ordinary Shares.

“Company Ordinary Shares” means the ordinary shares of the Company of a nominal or par value $0.001 per share.

“Company Owned IP” means Company Intellectual Property owned by any Acquired Company.

“Company Preferred Shares” means the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, and the Series E Preferred Shares.

“Company Required Consents” means, collectively, all consents of any Persons listed on Schedule 1.1-RC.

“Company Securities” shall mean the Company Ordinary Shares, the Company Preferred Shares, and the Company Options.

“Company Taxes” means any Taxes (a) of or imposed on any Shareholder or Optionholder for any taxable period, (b) imposed on or with respect to any Acquired Company for any Pre-Closing Tax Period, including any Taxes imposed on income of any Acquired Company from any Pre-Closing Tax Period includible by Parent or any of its Affiliates pursuant to Sections 951, 951A or 965 of the Code (assuming for this purpose that the taxable year of the Acquired Company giving rise to such income that includes the Closing Date ends on the end of the Closing Date), (c) any Transfer Taxes for which the Shareholders are responsible pursuant to Section 6.1(e) (to the extent not reflected in Indebtedness), (d) of any Person imposed on any Acquired Company as a result of being a member of an Affiliated Group on or before the Closing Date pursuant to Treasury Regulation Section 1.1502-6 or any similar state, local, or foreign Law, or (e) of any Person for which any Acquired Company is liable as a transferee or successor, by Contract (including any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person), pursuant to any law, or otherwise, to the extent such Taxes relate to an event or transaction occurring on or before the Closing Date, or (f) that constitute a Disallowed Tax Benefit.

“Contracts” means all contracts, agreements, licenses, indentures, notes, bonds, instruments, leases, mortgages, sales orders, purchase orders, arrangements, commitments, and obligations, as well as any bids or proposals which if accepted would result in a binding contract, and all amendments, restatements, supplements or other modifications thereto or waivers thereunder.

“Convertible Note Holders” means all holders of convertible promissory notes issued pursuant to (i) that certain Note Purchase Agreement, dated February 22, 2018, by and among the Company and the investors listed on Exhibit A thereto, as amended or (ii) that certain Note Purchase Agreement, dated March 15, 2019, by and among the Company and the investors listed on Exhibit A thereto.

“Data Breach” means (a) the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Data or other data, in either case, transmitted, stored, or otherwise Processed by any Acquired Company or a Service Provider or vendor on behalf of any Acquired Company or (b) any breach of the security or privacy of Personal Data or other data that, in either case, would otherwise give rise to any obligations on behalf of any Acquired Company under Privacy Requirements.

“Dollars” means the currency of the U.S. dollar, and all references to monetary amounts herein shall be in Dollars unless otherwise specified herein.

“Earn-Out Agreement” means an Earn-Out Agreement, substantially in the form attached hereto as Exhibit J, subject to any reasonable revisions to the Earn-Out Agreement that are requested by the Paying Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of Shares or Company Options which may be entitled to Earn-Out Consideration).

“Earn-Out Consideration” means the deferred contingent consideration which may become payable pursuant to the terms of the Earn-Out Agreement.

“Employee Pension Benefit Plan” means an “employee pension benefit plan” (as defined in Section 3(2) of ERISA whether or not subject to ERISA).

“Employee Welfare Benefit Plan” means an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA whether or not subject to ERISA).

“Employer Affiliate” means Paychex, Inc.

“Environmental and Safety Requirements” means any Law that is related to (a) pollution, contamination, cleanup, preservation, protection, reclamation or remediation of the environment, (b) human health or safety as related to exposure to Hazardous Materials, (c) the Release or threatened Release of any Hazardous Material, including investigation, study, assessment, monitoring, containment, removal, remediation, response, cleanup, abatement, control or regulation of such Release or threatened Release or (d) the management of any Hazardous Material, including the manufacture, generation, formulation, processing, labeling, use, treatment, handling, storage, disposal, transportation, distribution, re-use, recycling or reclamation of any Hazardous Material.

“Equity Securities” means, if a Person is a corporation, shares of capital stock of such corporation and, if a Person is a form of entity other than a corporation, ownership interests in such form of entity, including membership interests or partnership interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” means any Acquired Company and any predecessor of any Acquired Company and any other Person who constitutes or has constituted all or part of a controlled group or had been or is under common control with, or whose employees were or are treated as employed by any Acquired Company and any predecessor of any Acquired Company, under Section 414 of the Code or Section 3(40)(B)(ii) or 4001(b) of ERISA.

“Estimated Additional Liabilities” means the estimated Additional Liabilities as set forth in the Certified Closing Report.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Excess Liabilities” means, as of the Calculation Time, an amount equal to (a) the amount (if any) by which Additional Liabilities exceeds the Additional Liabilities Target less (b) the Closing Date Additional Liabilities Cash; provided, that in no event shall the resulting amount be less than zero; and provided, further, that the exchange rate for calculating, as of the Calculation Time, the amount of Dollars of Additional Liabilities denominated in Renminbi shall be the exchange rate of one Dollar to 6.963 Chinese Yuan Renminbi (“RMB”).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Agreements” means (i) any non-exclusive Contract concerning “off-the-shelf” or similar software that is available on commercially reasonable terms for less than $10,000, (ii) standard non-disclosure, confidentiality and material transfer Contracts granting nonexclusive Intellectual Property and entered into in the ordinary course of business, (iii) Contracts that have expired on their own terms or were terminated and wherein all licenses, covenants, and other rights to Intellectual Property granted thereunder have expired or terminated, in each case, prior to the Agreement Date, and (iv) standard purchase orders and associated terms and conditions for the purchase or provision of standard or “off the shelf” goods and services entered into in the ordinary course of business for which the underlying goods or services have been delivered or received.

“Existing Shareholder Loans” means the instruments of Indebtedness set forth on Schedule 1.1-SL.

“Fortis Engagement Agreement” means that certain Engagement Agreement, dated as of April 2, 2021, by and among the Company, the Shareholders’ Representative and the Advisory Group.

“Fundamental Representations” means, collectively, the representations and warranties contained in Sections 3.1 (Organization and Qualification; Authorization), 3.2 (No Violation), 3.4 (Capitalization), 3.15 (Taxes), 3.23 (No Brokers or Finders), 4.1 (Organization; Authorization), 4.2 (No Violation) and 4.5 (No Brokers or Finders).

“GAAP” means U.S. generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession that are applicable to the circumstances from time to time.

“General Release” means a general release substantially in the form attached hereto as Exhibit C, to be executed and delivered by each officer and director of each Acquired Company as of the Closing, including those individuals set forth on Schedule 1.1-GR.

“Government Approval” means any (a) necessary filings, notifications, registrations, applications, declarations and submissions in connection with the transactions contemplated under this Agreement or any Ancillary Agreement, as required under any applicable Law and (b) consents, Permits or Orders from a Governmental Authority required to be obtained or made by any Acquired Company or Parent or any of their respective Affiliates to execute, deliver and perform their respective obligations under this Agreement or the Ancillary Agreements and consummate the transactions contemplated under this Agreement or the Ancillary Agreements.

“Government Bid” means any bid, proposal, quote or response to a solicitation that if accepted would lead to a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between any Acquired Company, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand. A task, change, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Official” means, collectively, any officer or employee of a Governmental Authority, any Person acting for or on behalf of any Governmental Authority, any political party or official thereof and any candidate for political office.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, bureau, board, department, official, body or other instrumentality of the United States, any foreign country, or any domestic or foreign state, province, county, city, other political subdivision or any other similar body or organization exercising governmental or quasi-governmental power or authority.

“Hangzhou ACEA” means Hangzhou ACEA Pharmaceutical Research Co., Ltd., a limited company incorporated and existing under the laws of the People’s Republic of China.

“Hazardous Material” means any and all pollutants, chemicals, by-products, contaminants or wastes, and any and all other materials or substances (a) the presence of which requires investigation, clean up, removal, abatement, remediation or other corrective or remedial action under any applicable Environmental and Safety Requirements, or (b) which are otherwise defined, listed, classified or regulated under any applicable Environmental and Safety Requirements.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1986, as amended and the rules and regulations issued thereunder.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Immediate Family” means, with respect to any Person, such Person’s spouse, parents, children, and siblings, including adoptive relationships and relationships through marriage, registered domestic partnership, or any other relative of such Person that shares such Person’s home.

“Improper Payment Laws” means the United States Foreign Corrupt Practices Act of 1977 or any rules or regulations thereunder, the United Kingdom Bribery Act 2010, any legislation implementing the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Official in International Business Transactions, and any other applicable Law regarding anti-bribery or illegal payments or gratuities, including Anti-Money Laundering Laws.

“Income Tax Liability” means, with respect to any jurisdiction, an amount equal to the liability for Income Taxes of the Acquired Companies unpaid as of the Closing Date and first due after the Closing Date with respect to such jurisdiction computed for each Pre-Closing Tax Period.

“Income Tax Liability Accrual” means an amount (which amount shall not be less than zero for any taxpayer in any jurisdiction for any taxable period or portion thereof) equal to the unpaid Income Tax Liability, which shall be separately calculated for (i) each jurisdiction in which any Acquired Company filed an Income Tax Return for the last Tax year for which an Income Tax Return was due in such jurisdiction (taking into account any applicable extensions) and (ii) each jurisdiction in which any Acquired Company commenced activities after the end of such Tax year, and shall take into account deductions for the payment or accrual of any Transaction Expenses and Indebtedness (for the avoidance of doubt, applying the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 in respect of any success-based fees) to the extent deductible in a Pre-Closing Tax Period under a “more likely than not” (or higher) standard; provided, that the Income Tax Liability Accrual shall be calculated to include any income required to be included by an Acquired Company (or its direct or indirect owner) under Code Sections 951 and 951A for Pre-Closing Tax Periods (determined, in the case of any CFC giving rise to such income whose taxable year includes but does not end on the Closing Date, as if such taxable year ended on the Closing Date and without offsetting such income by any loss or other Tax attribute from a Pre-Closing Tax Period except to the extent such loss or other Tax attribute is reasonably anticipated to be available in taxable periods (or portions thereof) beginning after the Closing Date).

“Income Tax Return” means a Tax Return filed or required to be filed in connection with the determination, assessment or collection of any Income Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Income Tax.

“Income Taxes” means Taxes (a) imposed on, or with reference to, net income or gross receipts, or (b) imposed on, or with reference to, multiple bases including net income or gross receipts.

“Indebtedness” means, with respect to each Acquired Company, at any date, (a) all obligations for borrowed money or extensions of credit, (b) all obligations evidenced by bonds, debentures, notes or other similar instruments, commercial paper or debt securities, (c) all obligations under swaps, hedges, caps, collars, options, futures or similar instruments, (d) all obligations for the deferred purchase price of any property or services (other than trade accounts payable and accrued expenses incurred in the ordinary course of business and reflected as accounts payable or accrued expenses in the Additional Liabilities as finally determined pursuant to Section 2.11(b)), including earnouts and payments under non-compete agreements, (e) all obligations created or arising under any conditional sale or other title retention agreement, (f) all obligations secured by a Lien, (g) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases, (h) all obligations in respect of bankers’ acceptances, surety bonds, performance bonds or letters of credit, (i) all obligations of any Person (other than another Acquired Company) which are directly or indirectly guaranteed by such Acquired Company or in respect of which such Acquired Company has otherwise assured an obligee against loss, (j) all interest, principal, prepayment penalties, premiums, liquidated damages, fees or expenses due or owing in respect of any item listed in clauses (a) through (i) above, (k) all obligations with respect to any Employee Benefit Plan that is not funded in accordance with ERISA, (l) all obligations with respect to any salary bonus, deferred compensation or other compensation of any kind earned by any current or former employee for, or any contribution obligation to any Employee Benefit Plan with respect to, any period or portion of any period ending on or prior to the Closing Date and all Taxes that are payable by any Acquired Company in connection with or as a result of the payment of such obligations, (m) the Income Tax Liability Accrual, (n) any “applicable employment taxes” (as defined in Section 2302 of the CARES Act) unpaid as of the Closing Date that would have been due on or before the Closing Date but for Section 2302(a)(1) of the CARES Act and all Taxes for the Pre-Closing Tax Period pursuant to the Payroll Tax Executive Order (or any corresponding provisions of applicable Law), (o) fifty percent (50%) of any Transfer Taxes; and (p) an amount equal to all customer deposits and all obligations with respect to deferred revenue determined in accordance with GAAP; provided, however, that the Assumed Indebtedness and the Additional Liabilities shall not constitute Indebtedness under the terms of this Agreement.

“Indemnified Parties” means, Parent, the Acquired Companies and Parent’s other Affiliates and their respective equity holders and Representatives.

“Indemnifying Securityholders” means (i) each Shareholder that does not validly make an election to dissent to the Merger under section 238(5) of the Companies Act (and has not withdrawn or lost their right to dissent from the Merger) and is otherwise entitled to receive consideration in respect of Shares pursuant to Section 2.3(a) and (ii) each Optionholder that is entitled to receive consideration pursuant to Section 2.4(a).

“Intellectual Property” means, collectively, in the United States and all countries or jurisdictions foreign thereto in or to any of the following: (a) all intellectual property rights in and to inventions (whether patentable or unpatentable and whether or not reduced to practice) and all Patents, (b) all Trademarks, all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrights, moral rights, and other rights therein, and all applications, registrations, and renewals in connection therewith in and to all works of authorship (including Software) and mask works, (d) all trade secrets and confidential business information (including confidential ideas, research and development, know-how, methods, formulas, compositions, manufacturing and production processes and techniques, technical and other data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), and (e) all other proprietary and intellectual property rights substantially similar to any of the foregoing.

“International Trade Laws” means any applicable (a) Sanctions, (b) U.S. export control Laws (including the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws), (c) laws pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the U.S. Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws, (d) the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and (e) export, import and customs Laws of other jurisdictions in which the Acquired Companies have conducted and/or currently conduct business.

“IP Representations” means, collectively, the representations and warranties contained in Section 3.9 (Proprietary Rights), but excluding subsections (g) and (f) of Section 3.9.

“Key Shareholder” means each individual listed on Schedule 1 hereto.

“Knowledge” means, when referring to the “knowledge” of the Company, or any similar phrase or qualification based on knowledge of the Company, (a) the actual knowledge of Long Mao, Jia Liu, Xiao Xu and Wanhong Xu, and (b) the knowledge that any such person referenced in clause (a) above, as a prudent business person having the same professional duties and responsibilities, would have obtained after making reasonable inquiry under the circumstances with respect to the particular matter in question.

“Law” means the common law of any state or other jurisdiction, or any provision of any foreign, federal, state or local law, statute, code, rule, regulation, Order, certification standard, accreditation standard, Permit, judgment, regulatory code of practice, statutory guidance, injunction, decree or other decision of any court or other tribunal or Governmental Authority.

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit D.

“Liabilities” means any Indebtedness, liabilities, demands, commitments or obligations, whether accrued or unaccrued, absolute or contingent, direct or indirect, asserted or unasserted, fixed or unfixed, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, secured or unsecured, or otherwise, whether due or to become due, whether arising out of any Contract or tort based on negligence or strict liability and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto, and however arising and including all fees, costs and expenses related thereto.

“Liens” means all liens, security interests, claims, mortgages, deeds of trust, preemptive rights, leases, charges, options, rights of first refusal, easements, proxies, voting trusts or agreements, transfer restrictions, pledges, assessments, covenants, burdens and other encumbrances of every kind, including restrictions on voting or use.

“Losses” means any and all Liabilities, losses, damages, judgments, awards, settlements, royalties, diminution in value, interest, penalties, fines, Taxes, demands, Proceedings, claims, deficiencies, costs and expenses of any kind (including reasonable fees and expenses of attorneys, accountants and other experts paid in connection with the investigation or defense of any of the foregoing or any Proceeding relating to any of the foregoing); provided, however, that such Losses shall be limited to those which are a reasonably foreseeable result of a breach of this Agreement as of the Agreement Date and in no event shall Losses include any remote or speculative damages or punitive or exemplary damages except to the extent paid or payable by an Indemnified Party to a third party in respect of a Third Party Claim.

“Merger Consideration” means any consideration payable to the Shareholders and Optionholders, as applicable, under Article II of this Agreement.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA whether or not subject to ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of ERISA Section 4063 or 4064 or Code Section 413(c) whether or not subject to ERISA

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of ERISA Section 3(40) whether or not subject to ERISA.

“NASDAQ” means The Nasdaq Stock Market LLC.

“Option Plan” means that certain 2017 Employee, Director and Consultant Equity Incentive Plan of the Company, as amended from time to time.

“Optionholder” means a holder of a Company Option outstanding immediately prior to the Effective Time.

“Order” means any order, judgment, ruling, injunction, award, stipulation, assessment, decree or writ, whether preliminary or final, of any Governmental Authority of competent jurisdiction.

“Parent Certificate” means a certificate in form and substance reasonably satisfactory to the Company, dated as of the Closing Date and duly executed and delivered by Parent, certifying as to (a) Parent’s satisfaction of the conditions set forth in Sections 7.3(a) and 7.3(b) and (b) a true, complete and accurate copy of resolutions duly adopted by the board of directors (or comparable governing body) of Parent and Merger Sub adopting and approving this Agreement and each Ancillary Agreement to which the Parent or Merger Sub is a party (and in the case of Merger Sub, which resolutions meet the requirements of Merger Sub’s articles of association and include a declaration that Merger Sub has no secured creditors as of the Effective Time and a declaration of a director of the Merger Sub pursuant to section 233 of the Companies Act).

“Parent Common Stock” shall mean the common stock, par value $0.0001 per share, of Parent.

“Party” means any party to this Agreement.

“Patents” means all letters patent and pending applications for patents of the United States and all countries and jurisdictions foreign thereto and all reissues, reexamined patents, divisions, continuations, continuations-in-part, revisions, and extensions thereof.

“Paying Agent Agreement” shall have the meaning set forth in Section 2.12(a).

“Paying Agent Fund” shall have the meaning set forth in Section 2.12(b).

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65).

“Per Option Consideration” means that portion of the Merger Consideration allocable to each Share issuable upon the exercise of a Company Option that is outstanding immediately prior to the Closing, less the exercise price for such Share, in each case as set forth in the Certified Closing Report.

“Per Share Merger Consideration” means, with respect to (a) the Company Ordinary Shares, the Price Per Ordinary Share; (b) the Series A Preferred Shares, the Series A Price Per Share; (c) the Series B Preferred Shares, the Series B Price Per Share; (d) the Series C Preferred Shares, the Series C Price Per Share; (e) the Series D Preferred Shares, the Series D Price Per Share; (f) the Series E Preferred Shares, the Series E Price Per Share.

“Permits” means permits, licenses, registrations, consents, certificates, grants, waivers, qualifications, approvals, variances, exceptions, clearances and all other authorizations by or of Governmental Authorities.

“Permitted Lien” means (a) cashiers’, landlords’, mechanics’, materialmens’, carriers’, workmens’, repairmens’, contractors’, processors’, maritime, consignees’, warehousemens’ and other like Liens arising or incurred in the ordinary course of business and for amounts which are not delinquent or are being contested in good faith; (b) easements, covenants, conditions, rights-of-way, restrictions and other similar charges and encumbrances of record with respect to real property and other title defects with respect to real property not interfering materially with the ordinary conduct of the business or detracting materially from the use, occupancy, value or marketability of title of the assets subject thereto; (c) zoning, building codes or other land use laws regulating the use or occupancy of any leased real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over any such leased real property which are not violated by the current use or occupancy of any such leased real property or the operation of the business of the Company; (d) liens for Taxes that the taxpayer is contesting in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP and for Taxes not yet due and payable; (e) purchase money liens; (f) pledges or deposits under workers’ compensation legislation, unemployment insurance or similar applicable laws; (g) non-exclusive licenses of Intellectual Property granted by an Acquired Company in the ordinary course of business that do not detract from the value of such Intellectual Property or impair the right or ability of an Acquired Company to use or exploit such Intellectual Property without restriction; (h) customary rights of set-off, revocation, refund or chargeback; (i) liens arising by operation of law on insurance policies and proceeds thereof to secure premiums thereunder; (j) any conditions to real property that might be shown by a current, accurate survey or physical inspection; and (k) liens arising in connection with or related to the Closing Date Indebtedness, Assumed Indebtedness and Additional Liabilities, and (l) in the case of the Shares, restrictions arising under applicable securities Laws, but in each such case excluding any Lien with respect to any Employee Benefit Plan.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, firm or other entity or any Governmental Authority.

“Personal Data” means (a) all information that identifies an individual or, in combination with any other information or data reasonably accessible to an Acquired Company, is capable of identifying an individual or (b) any information that constitutes “personal data,” “personal information,” “personally-identifiable information,” or similar terms as these are otherwise defined under applicable Privacy Laws.

“Plan of Merger” means the plan of merger in substantially the form attached hereto as Exhibit E.

“PPP Escrow Fund” means $537,162.60 or, to the extent a portion, but not all, of the PPP Loan has been forgiven by the SBA prior to the Closing Date, a lesser amount equal to the unforgiven portion of the PPP Loan as of the Closing Date together with two years of simple interest thereon at rate of 1% accruing from the Closing Date (with the precise lesser amount to be escrowed to be calculated by PPP Lender), in each case as may be required to be funded to and deposited by Parent, on behalf and for the benefit of the Company pursuant to the Company’s obligations under the PPP Loan Escrow Account Agreement, with PPP Lender pursuant to Section 6.7(d) of this Agreement.

“PPP Lender” means Bank of America, N.A.

“PPP Loan” means that certain loan in the principal amount of $526,630.00 received by the Company from the PPP Lender under the Paycheck Protection Program pursuant to Section 1102 of the CARES Act.

“PPP Loan Escrow Account Agreement” means the PPP Loan Escrow Account Agreement, in a form reasonably acceptable to PPP Lender and Parent, which may be executed by the Company and PPP Lender following the date of this Agreement and prior to Closing pursuant to Section 6.7(d) of this Agreement.

“PPP Loan Forgiveness Determination” means a determination from the SBA with respect to the PPP Loan forgiveness application previously submitted by the Company to forgive the entire amount of the PPP Loan.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the end of the Closing Date.

“Price Per Ordinary Share” means the applicable portion of the Closing Merger Consideration expressed as an amount per Company Ordinary Share as if such consideration was entitled to be, and was being, distributed by the Company on a Liquidation to the holders of the Company Ordinary Shares in satisfaction of the obligation to pay the amounts due on a “Liquidation” under Articles 12 and 13 of the Company Charter and as set forth in the Certified Closing Report.

“Privacy Laws” means (a) all Laws relating to the Processing, privacy or security of Personal Data, including Section 5 of the Federal Trade Commission Act (as applied in connection with the Processing, privacy or security of Personal Data), the Telephone Consumer Protection Act, HIPAA, the Health Information Technology for Economic and Clinical Health Act, the California Consumer Privacy Act of 2018, other state privacy laws, state health laws, state data breach laws, and the General Data Protection Regulation (EU) 2016/679 and all implementation legislation relating thereto, and (b) the Payment Card Information Data Security Standards and any other binding self-regulatory frameworks, codes of conduct, or similar rules or regulations, as in each case of (a) or (b) above may be or have been amended from time to time, to the extent applicable to an Acquired Company.

“Privacy Notice” means any notice, policy, disclosure, or binding public representation by any Acquired Company in respect of its Processing of Personal Data, or its privacy practices.

“Pro Rata Closing Merger Consideration” means with respect to any Indemnifying Securityholder, the portion of the Closing Merger Consideration that such Indemnifying Securityholder is entitled to receive pursuant to Section 2.3(a) and Section 2.4 (prior to deduction of any Taxes).

“Pro Rata Earn-Out Consideration” means with respect to any Indemnifying Securityholder, the portion of the Earn-Out Consideration that such Indemnifying Securityholder has actually received or is actually payable to such Indemnifying Securityholder pursuant to the Earn-Out Agreement (prior to the deduction of any Taxes).

“Pro Rata Indemnity Portion” means, including, for purposes of determining an Indemnifying Securityholder’s obligations with respect to (a) the Downward Adjustment Amount pursuant to Section 2.11(b), or (b) any Losses payable to the Indemnified Parties pursuant to Article IX:

(i)	with respect to any Indemnifying Securityholder who has duly executed and delivered a Letter of Transmittal pursuant to Section 2.14(a) and/or, an Option Termination Agreement pursuant to Section 2.14(c), as applicable, the quotient determined by dividing (A) the portion of such Indemnifying Securityholders’ Pro Rata Closing Merger Consideration and Pro Rata Earn-Out Consideration payable in respect of Shares and Company Options; by (B) the aggregate Pro Rata Closing Merger Consideration and Pro Rata Earn-Out Consideration payable in respect of Shares and, Company Options of all Indemnifying Securityholders who have duly executed and submitted their Letters of Transmittal and/or, Option Termination Agreements at the time when such Pro Rata Indemnity Portion is being determined; and

(ii)	zero, with respect to any Indemnifying Securityholder who has not duly executed and delivered a Letter of Transmittal pursuant to Section 2.14(a) and/or Option Termination Agreement pursuant to Section 2.14(c) at the time such Pro Rata Indemnity Portion is being determined.

“Proceeding” means any suit, action, litigation, hearing, inquiry, examination, proceeding, controversy, appeal, summons, subpoena, arbitration, mediation, investigation or audit of any nature whether civil, criminal, quasi criminal, indictment, administrative, regulatory or otherwise and whether at Law or in equity.

“Process,” “Processed,” or “Processing” means the collection, use, storage, processing, distribution, transfer, import, export, protection (including via security measures), disposal, disclosure, or other activity regarding data (whether electronically or in any other form or medium), including Personal Data.

“Purchase Price” means $38,000,000.00, plus the Accrued Shareholder Loan Interest Amount, plus Parent’s portion of the Rule 3-05B Fees, plus the Parent D&O Amount.

“Register of Members” means the register of members maintained by the Company in accordance with the Companies Act.

“Related Party” means each Key Shareholder, each officer or director of an Acquired Company, each Immediate Family member of any Key Shareholder or any director or officer of an Acquired Company, each trust for the benefit of any of the foregoing, and each Affiliate of any of the foregoing (other than an Acquired Company).

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the indoor or outdoor environment.

“Representatives” means, with respect to a particular Person, any officer, director, manager, partner, employee, consultant, agent, or advisor of such Person, including such Person’s legal counsel, accountants and financial advisors.

“Required Shareholder Approval” shall mean the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger and Plan of Merger, by (i) a majority of the holders of the Company Preferred Shares as, being entitled to do so, vote at a separate meeting of the holders of the Company Preferred Shares or by way of written consent, in each case, on an as-converted basis, and (ii) a special resolution of not less than two-thirds (2/3) of the Shareholders as, being entitled to do so, vote in person or by proxy at a meeting of the Shareholders, with the form of the resolution being substantially in the form of Exhibit F attached hereto.

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by U.S. Governmental Authorities (including the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, the U.S. Department of Commerce, or the U.S. Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury, by the European Union Council for Common Foreign & Security Policy extended to the Cayman Islands by the Order of Her Majesty in Council or any other applicable Governmental Authority with sanctions authority.

“Sanctions Target” means any Person: (a) that is the subject or target of any Sanctions; (b) named in any Sanctions-related list maintained by the U.S. Department of State; the U.S. Department of Commerce, including the Bureau of Industry and Security’s Entity List and Denied Persons List; or the U.S. Department of the Treasury, including the OFAC Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List; or any similar list maintained by the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other applicable Governmental Authority with sanctions authority; (c) located, organized or ordinary resident in a country, territory or geographical region which is itself the subject or target of any territory-wide Sanctions (including the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria and, prior to January 17, 2017, Sudan); or (d) fifty percent (50%) or more owned in the aggregate or otherwise controlled by any such Person or Persons described in the foregoing clauses (a)-(c), where the effect of such ownership interest or control would be to cause dealings by any party to this Agreement with such Persons to be prohibited.

“SBA” means the United States Small Business Administration.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A Preferred Shares” means the Series A Preferred Shares of the Company of a nominal or par value $0.001 per share.

“Series A Price Per Share” means the applicable portion of the Closing Merger Consideration expressed as an amount per Series A Preferred Share, as if such consideration was entitled to be, and was being, distributed by the Company on a Liquidation to the holders of the Series A Preferred Shares in satisfaction of the obligation to pay the amounts due on a “Liquidation” under Article 12 of the Company Charter and as set forth in the Certified Closing Report.

“Series B Preferred Shares” means the Series B Preferred Shares of the Company of a nominal or par value $0.001 per share.

“Series B Price Per Share” means the applicable portion of the Closing Merger Consideration expressed as an amount per Series B Preferred Share, as if such consideration was entitled to be, and was being, distributed by the Company on a Liquidation to the holders of the Series B Preferred Shares in satisfaction of the obligation to pay the amounts due on a “Liquidation” under Article 12 of the Company Charter and as set forth in the Certified Closing Report.

“Series C Preferred Shares” means the Series C Preferred Shares of the Company of a nominal or par value $0.001 per share.

“Series C Price Per Share” means the applicable portion of the Closing Merger Consideration expressed as an amount per Series C Preferred Share, as if such consideration was entitled to be, and was being, distributed by the Company on a Liquidation to the holders of the Series C Preferred Shares in satisfaction of the obligation to pay the amounts due on a “Liquidation” under Article 12 of the Company Charter and as set forth in the Certified Closing Report.

“Series D Preferred Shares” means the Series D Preferred Shares of the Company of a nominal or par value $0.001 per share.

“Series D Price Per Share” means the applicable portion of the Closing Merger Consideration expressed as an amount per Series D Preferred Share, as if such consideration was entitled to be, and was being, distributed by the Company on a Liquidation to the holders of the Series D Preferred Shares in satisfaction of the obligation to pay the amounts due on a “Liquidation” under Article 12 of the Company Charter and as set forth in the Certified Closing Report.

“Series E Preferred Shares” means the Series E Preferred Shares of the Company of a nominal or par value $0.001 per share.

“Series E Price Per Share” means the applicable portion of the Closing Merger Consideration expressed as an amount per Series D Preferred Share, as if such consideration was entitled to be, and was being, distributed by the Company on a Liquidation to the holders of the Series D Preferred Shares in satisfaction of the obligation to pay the amounts due on a “Liquidation” under Article 12 of the Company Charter and as set forth in the Certified Closing Report.

“Service Provider” means each director, officer, employee, manager, independent contractor, temporary employee, consultant, or other service provider of the Acquired Companies.

“Shareholder Indemnitee” means: (a) each Shareholder and each holder of a Company Option; (b) each such Person’s current and future Affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b),” and “(c)” above.

“Shareholders” means the holders of Shares entered in the Register of Members of the Company immediately prior to the Effective Time.

“Shares” means each of the outstanding issued Company Ordinary Shares and Company Preferred Shares immediately prior to the Effective Time.

“Software” means all websites, computer software and firmware (including source code, executable code), data, databases, user interfaces and related documentation.

“Specified Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of January 24, 2018, by and between ACEA Biosciences, Inc. and the Company.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses, or shall have the right or sufficient voting interests to designate or elect either (i) a majority of the Persons serving as managers or (ii) the sole manager, managing director or general partner of such entity.

“Tax” means any and all multi-national, federal, state, local or foreign tax, duty, fee, charge, or similar assessment, including any income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, entertainment, amusement, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, ad valorem, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, composite, healthcare, escheat or unclaimed property (whether or not considered a tax under applicable Law), or other tax, of any kind whatsoever, including any interest, penalties or additions to Tax, any penalties resulting from any failure to timely or properly file a Tax Return, or additional amounts in respect of the foregoing.

“Tax Returns” means returns, declarations, reports, notices, forms, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, and including for the avoidance of doubt all Forms 1099, FinCEN Form 114, Form TD F 90-22.1 and any predecessor or successor forms thereto) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Title IV Plan” means an employee benefit plan subject to Section 302 or Title IV of ERISA or Code Section 412, 413, or 430.

“Trademarks” means, in the United States and all countries and jurisdictions foreign thereto, registered trademarks, registered service marks, trademark and service mark applications, unregistered trademarks and service marks, registered trade names and unregistered trade names, corporate names, fictitious names, registered trade dress and unregistered trade dress, logos, slogans, Internet domain names, and other indicia of source or origin.

“Trading Day” means a day on which the NASDAQ is open for trading.

“Transaction Expenses” means (a) all of the fees, costs and expenses incurred by any Acquired Company in connection with the transactions contemplated by this Agreement or any Ancillary Agreement or any transaction or series of transactions similar to such transactions, including all fees, costs and expenses payable to attorneys, financial advisors, accountants, consultants or other advisors, including any matters set forth on Schedule 1.1-TE, (b) all payments by any Acquired Company to obtain any third party consent required under any Contract in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, (c) all obligations that arise in whole or in part as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, under any Contract or Employee Benefit Plan in effect on or before the Closing Date, including all change of control, severance, retention, stock appreciation, phantom stock or similar obligations or any other accelerations of or increases in rights or benefits, and all Taxes not included in the Income Tax Liability Accrual that are payable in connection with or as a result of the satisfaction of such obligations or in connection with the cash-out of any Company Options (without duplication for Taxes withheld pursuant to Section 2.4), (d) the Expense Fund, (e) the Company’s portion of the D&O Policy premiums and other related costs to the extent not paid by the Company as of the Closing, (f) the Company’s portion of the Rule 3-05B Fees to the extent not paid by the Company as of the Closing and (g) the Company’s portion of any fees payable to the Paying Agent pursuant to the Paying Agent Agreement.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“UCC” means the Uniform Commercial Code of the State of Delaware, or any corresponding or succeeding provisions of Laws of the State of Delaware, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

“U.S.” or “United States” means the United States of America.

“U.S. Person” means a “U.S. Person” as such term is defined by Rule 902 of Regulation S under the Securities Act (the definition of which includes, but is not limited to, an individual resident in the U.S. and an estate or trust of which any executor or administrator or trust, respectively is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the U.S.).

“VEBA” means a “voluntary employees’ beneficiary association” within the meaning of Code Section 501(c)(9).

“Zhejiang ACEA” means Zhejiang ACEA Pharmaceutical Co., Ltd., a limited liability company incorporated and existing under the laws of the People’s Republic of China.

Section 1.2          Table of Definitions. The following terms have the meanings set forth in the locations in this Agreement referenced below:

Term	Location
Accountant	Section 2.11(b)(iii)
Adjusted Merger Consideration	Section 2.11(b)(iv)
Agreement	Preamble
Agreement Date	Preamble
Assets	Section 3.29(a)
Assumed Indebtedness	Section 6.7(a)
Balance Sheet	Section 3.5(a)
Balance Sheet Date	Section 3.5(a)
Bankruptcy and Equity Exception	Section 3.1(b)
Basket Amount	Section 9.4(a)
Cancelled Share	Section 2.3(b)
Cap	Section 9.4(b)
Certificate of Merger	Section 2.1(b)(ii)
Certified Closing Report	Section 2.11(a)(iii)
CFC	Section 6.1(b)
Closing	Section 2.1(b)(i)
Closing Date	Section 2.1(b)(i)
Closing Merger Consideration	Section 2.11(a)(i)
Closing Mid	Section 2.11(a)(iii)
Companies Act	Recitals
Company	Preamble
Company Closing Deliverables	Section 2.2(a)
Company Continuing Employee	Section 6.2
Company Regulatory Permits	Section 3.28(c)
Company Share Certificate	Section 2.7
Confidentiality Agreement	Section 5.2(d)
D&O Indemnified Parties	Section 2.2(a)(iii)

D&O Policy	Section 5.7(c)
Data Archives	Section 2.11(a)(iii)
Deal Communications	Section 10.18
Deal Counsel	Section 10.18
Deal Representation	Section 10.18
Debt Extensions	Section 5.11
Disallowed Tax Benefit	Section 6.1(g)
Disclosure Schedules	Article III
Dissenting Shares	Section 2.6
Downward Adjustment Amount	Section 2.11(b)(v)
Drug Regulatory Agency	Section 3.28(b)
Earn-Out Escrow Agreement	Section 2.11(b)(vii)
Effective Time	Section 2.1(b)(ii)
Employee Affiliate Plan	Section 3.16(a)
Employee Benefit Plan	Section 3.16(a)
Employee Benefit Plans	Section 3.16(a)
Estimated Closing Date Cash	Section 2.11(a)(i)D)
Estimated Closing Date Indebtedness	Section 2.11(a)(i)B)
Estimated Closing Date Transaction Expenses	Section 2.11(a)(i)C)
Estimated Merger Consideration	Section 2.11(b)(v)
Export Approvals	Section 3.24(a)
FDA	Section 3.28(b)
Final Determination	Section 9.8
Financial Statements	Section 3.5(a)
Insurance Policies	Section 3.21
Investor Questionnaire	Section 2.14(a)
Invoices	Section 2.2(a)(iv)
IP Cap	Section 9.4(b)
Issuance Date	Section 6.6(b)
Joinder Agreement	Recitals
Key Executives	Recitals
Material Contract	Section 3.10
Material Contracts	Section 3.10
Merger	Recitals
Merger Sub	Preamble
Nonqualified Deferred Compensation Plan	Section 3.15(p)
OFAC	Section 1.1
Option Termination Agreement	Section 2.14(c)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Benefit Plans	Section 6.2
Parent Closing Deliverables	Section 2.2(b)
Parent Stock Price	Section 2.8(a)
Parent Stock Price Formula	Section 2.8(a)
Paying Agent	Section 2.12(a)
Paying Agent Agreement	Section 2.12(a)
Paying Agent Fund	Section 2.12(b)
Payment Event Fee	Section 2.14(g)
Payoff Letters	Section 2.2(a)(iii)
Post-Closing Statement	Section 2.11(b)(i)
Pre-Closing Period	Section 5.1

Privacy Requirements	Section 3.9(h)
Privileged Deal Communications	Section 10.18
Protest Deadline	Section 2.11(b)(ii)
Protest Notice	Section 2.11(b)(ii)
Real Property	Section 3.19(b)
Real Property Leases	Section 3.10(e)
Restrictive Covenant Agreements	Recitals, Recitals
Rule 3-05B Audited Financial Statements	Section 5.10
Rule 3-05B Fees	Section 5.10
Rule 3-05B Unaudited Financial Statements	Section 5.10(a)
Selling Stockholder Questionnaire	Section 6.6(h)(i)
Share Cap	Section 2.8(d)
Shareholder Materials	Section 5.6
Shareholders’ Representative	Section 10.14(a)
Shortfall Amount	Section 2.8(b)
Shortfall Event	Section 2.8(b)
Stock Payment 6-Month Price	Section 2.8(b)
Straddle Tax Returns	Section 6.1(a)(ii)
Surviving Company	Recitals
Systems	Section 3.9(g)
Tax Claim	Section 6.1(f)
Tax Refund	Section 6.1(g)
Third Party Claim	Section 9.3(a)
Top Supplier	Section 3.20(a)
Transfer Taxes	Section 6.1(e)
Upward Adjustment Amount	Section 2.11(b)(vi)

ARTICLE II
THE MERGER

Section 2.1         The Merger.

(a)         Structure. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Part XVI of the Companies Act, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Company and a wholly owned subsidiary of Parent.

(b)         Closing; Effective Time.

(i)          Subject to the satisfaction or, to the extent permitted hereunder, waiver of the conditions to the Closing set forth in Article VII (other than those to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted hereunder, waiver at the Closing), the closing of the transactions contemplated by this Agreement (the “Closing”) shall be effected by exchanging true, complete and accurate copies of executed originals via electronic mail at 10:00 a.m. Pacific Standard Time on the third Business Day following the satisfaction, or to the extent permitted hereunder, waiver by the Party entitled to the benefit thereof of the conditions to the Closing set forth in Article VII (other than those conditions that by their nature are to be satisfied and are capable of being satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions at the Closing), in each case unless the Parties agree in writing to effect the Closing at any other place, time and/or manner. The date on which the Closing occurs, which shall be on a day on which the Registrar of Companies in the Cayman Islands is required or authorized to be open, is referred to herein as the “Closing Date.”

(ii)         Subject to the provisions of this Agreement, contemporaneously with the Closing, the Company, Parent and Merger Sub will cause the Plan of Merger to be executed and filed with the Registrar of Companies of the Cayman Islands in accordance with the relevant provisions of the Companies Act (including the filing of such other documents referred to under section 233 (9) (a)-(h)(inclusive) of the Companies Act) and shall make all other filings required under the Companies Act. The Merger shall become effective at such time as is stated in the Plan of Merger and upon registration of the Plan of Merger by the Registrar of Companies in the Cayman Islands in accordance with the Companies Act (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(c)         Effect of the Merger. The Merger shall have the effects set forth in this Agreement, the Plan of Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of the Company and Merger Sub shall immediately vest in the Surviving Company, and the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts, and liabilities of the Company and Merger Sub.

(d)         Memorandum and Articles of Association; Directors and Officers.

(i)          At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with the provisions thereof provided however, that, at the Effective Time (A) all references to the name “AT Merger Sub, Inc.” in the memorandum and articles of association of the Surviving Company shall be amended to “ACEA Therapeutics, Inc.” and (B) references therein to the authorized share capital of Merger Sub shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger.

(ii)         Unless otherwise determined by Parent prior to the Effective Time, from and after the Effective Time, (A) the directors of Merger Sub shall be the directors of the Surviving Company, each to hold office until their respective successors are duly elected or appointed and qualified, and (B) the parties shall procure that the officers of Merger Sub shall be the officers of the Surviving Company until their respective successors are duly elected or appointed and qualified.

(e)          Variation of Class Rights. Payment of the Closing Merger Consideration and receipt of the right to receive payments under and pursuant to the terms of the Earn-Out Agreement shall satisfy any obligation of the Company to pay the amounts due on a “Liquidation” under Articles 12 and 13 of the Company Charter and, to the extent necessary, the rights attached to the Shares shall be varied accordingly.

Section 2.2          Closing Deliverables.

(a)          Company Closing Deliverables. In addition to the other requirements set forth in this Agreement, at or before the Closing, the Company shall deliver or cause to be delivered to Parent each of the following documents and instruments (collectively, the “Company Closing Deliverables”):

(i)          the Company Certificate, duly executed by a director or officer on behalf of the Company;

(ii)         a counterpart of each Ancillary Agreement (other than the Earn-Out Escrow Agreement) to which any Shareholder, the Company or the Shareholders’ Representative is a party, duly executed by each applicable Shareholder, the Company or the Shareholders’ Representative;

(iii)        executed payoff letters for the Closing Date Indebtedness of the Acquired Companies listed on the Certified Closing Report in form and substance reasonably acceptable to Parent, which include a per diem interest amount and an authorization to file all UCC termination statements, releases necessary to evidence satisfaction and termination of such Indebtedness and to enable the release of any Liens relating thereto upon payment of such Indebtedness, along with wire transfer instructions for each holder of such Indebtedness, and the agreement by such holder to accept Parent Common Stock as payment in full satisfaction of such Closing Date Indebtedness (collectively, the “Payoff Letters”);

(iv)        invoices from the applicable third parties listed on the Certified Closing Report to whom Transaction Expenses are owed, confirming the amounts due (collectively, the “Invoices”);

(v)         the Certified Closing Report;

(vi)        all Company Required Consents;

(vii)       a certificate of good standing of the Company from the Registrar of Companies of the Cayman Islands and a certificate of good standing (or applicable equivalent) from the applicable Governmental Authority of each other Acquired Company’s jurisdiction of organization and each jurisdiction in which each Acquired Company is qualified to conduct business as a foreign corporation, in each case dated no more than two Business Days before the Closing Date and certifying as to the good standing (or applicable equivalent) of each Acquired Company in such jurisdiction;

(viii)      a certificate, duly completed and executed by a responsible corporate officer of the Company pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations, certifying that the Shares are not “United States real property interests” within the meaning of Section 897(c) of the Code, and the notification required under Section 1.897-2(h)(2) of the United States Treasury Regulations, in each case in form and substance reasonably satisfactory to Parent and duly executed by the Company along with written authorization for Parent to deliver such items to the IRS on behalf of the Company upon the Closing;

(ix)        written resignations in form and substance reasonably acceptable to Parent effective as of the Closing from the officers and directors of each Acquired Company as set forth on Schedule 2.2(a)(ix);

(x)         a counterpart of each General Release, duly executed by each officer and director of each of the Acquired Companies;

(xi)        a Joinder Agreement duly executed by Shareholders holding in the aggregate not less than 95% of the Shares;

(xii)       to the extent that Parent elects to pay any of the Closing Merger Consideration in shares of Parent Common Stock, (A) an Investor Questionnaire executed by each Shareholder who has executed a Joinder Agreement that is indicated as an Accredited Investor or a non-U.S. Person in the Certified Closing Report, and (B) a Lock-up Agreement executed by such Shareholder;

(xiii)      evidence that the Company has obtained the D&O Policy, in form and substance reasonably acceptable to Parent;

(xiv)      evidence reasonably satisfactory to Parent that at least one Business Day prior to the Closing Date, the Company has caused the termination of the Employee Benefit Plans set forth on Schedule 2.2(a)(xiv);

(xv)       evidence satisfactory to Parent that the Shareholder Materials have been delivered in accordance with Section 5.6;

(xvi)      if required by Section 6.7(d) of this Agreement, the PPP Loan Escrow Account Agreement, duly executed by the Company and PPP Lender;

(xvii)     evidence reasonably satisfactory to Parent that the Company Share Certificates materially comply with the information contained within the Register of Members;

(xviii)    the Rule 3-05B Unaudited Financial Statements; and

(xix)      all other instruments and documents reasonably requested by Parent.

(b)         Parent Closing Deliverables. In addition to the other requirements set forth in this Agreement, at or before the Closing, Parent shall deliver or cause to be delivered to the Company each of the following documents and instruments (collectively, the “Parent Closing Deliverables”):

(i)          the Parent Certificate, duly executed by Parent; and

(ii)         a counterpart of (A) each Ancillary Agreement (other than the Earn-Out Escrow Agreement) to which Parent is a party, duly executed by Parent, and (B) the Paying Agent Agreement, duly executed by the Paying Agent.

Section 2.3          Cancellation of Shares in the Merger. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Shares:

(a)          other than the Cancelled Shares and Dissenting Shares, which Cancelled Shares and Dissenting Shares will be treated as provided in Section 2.3(b) and Section 2.6, respectively, each Share issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive, subject to compliance with Section 2.14(a), (i) the applicable Per Share Merger Consideration for such Share as set forth in the Certified Closing Report and (ii) subject to the terms set forth in the Earn-Out Agreement, the Earn-Out Consideration for such Share, in each case, without interest thereon;

(b)          each Share that is owned by Parent, Merger Sub or the Company (as treasury or otherwise) or any of their respective Subsidiaries (if any) immediately prior to the Effective Time (each a “Cancelled Share”) shall be cancelled and shall cease to exist and no cash or other consideration shall be delivered or deliverable in exchange therefor; and

(c)          each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid ordinary share of the Surviving Company. From and after the Effective Time, all certificates representing ordinary shares of Merger Sub shall be deemed for all purposes to represent the number of ordinary shares of the Surviving Company into which the ordinary shares of Merger Sub were converted in accordance with the immediately preceding sentence.

Section 2.4          Treatment of Company Options.

(a)          Company Options.

(i)          Immediately prior to the Effective Time, and conditioned upon consummation of the Merger, each outstanding Company Option, including any milestones related thereto, shall accelerate and shall be fully vested and exercisable and shall be cancelled, and each holder of a Company Option issued under the Option Plan shall be converted automatically into the right to receive, subject to compliance with Section 2.14(c), (A) an amount in respect of each share of Company Ordinary Shares subject to such Company Option, pursuant to this Agreement and subject to applicable Taxes required to be deducted or withheld, at the respective times and subject to the contingencies specified herein, equal to the Per Option Consideration for such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the Price Per Ordinary Share, then such Company Option shall be cancelled without any cash or other consideration being paid or provided in respect thereof at the Closing; and (B) subject to the terms set forth in the Earn-Out Agreement, the Earn-Out Consideration for such Company Option in respect of each Company Ordinary Share subject to such Company Option as set forth in the Certified Closing Report. The Company shall take all actions necessary to effect the treatment of Company Options as set forth in this Section 2.4(a).

(ii)         As of the Effective Time, the Option Plan shall terminate and all rights under any provisions of any other plan, program or arrangement providing for the grant of any other interest in respect of the capital stock of the Company shall be cancelled. At and after the Effective Time, no Person shall have any right under the Company Options, the Option Plan or any other plan, program or arrangement providing for the grant of any other interest in respect of the capital stock of the Company except the right to receive the Merger Consideration payable pursuant to Section 2.4(a). No additional Company Options or other rights to acquire capital stock of the Company will be granted pursuant to the Option Plan or otherwise after the Agreement Date.

(b)         Withholding. Notwithstanding any other provisions contained herein, the payments to Optionholders shall be reduced by the amount of any Tax or other withholdings required by applicable Law and, to the extent such payments are accordingly reduced or withheld and paid over to the appropriate Governmental Authority, shall be treated for all purposes of this Agreement as having been paid to such Optionholders.

(c)          No Assumption. Neither Parent nor the Surviving Company shall assume the Company’s obligations under any of the Company Options or replace any of the Company Options, in each case, which remain unexercised and outstanding as of the Effective Time, and the Company shall cause all such Company Options to terminate at the Effective Time, without liability to Parent or the Surviving Company in respect of any Company Options other than the obligation to make payments to Optionholders as set forth in this Section 2.4. The board of directors of the Company (or, if appropriate, any committee thereof administering the plans or arrangements under which Company Options have been granted) shall adopt such resolutions or take such other actions as are required to give effect to the transactions contemplated by this Section 2.4.

Section 2.5          Effect on Other Arrangements. All rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company (including any warrants, call, right, subscription or otherwise) shall be cancelled as of the Effective Time on terms and conditions reasonably satisfactory to Parent and without payment of any money or other consideration to the holder thereof. As soon as practicable following the Agreement Date, the board of directors of the Company will adopt resolutions or take such other actions as may be required or appropriate to effect the provisions of this Section 2.5.

Section 2.6          Dissenting Shares. Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a Shareholder who has validly exercised and not withdrawn or lost their right to dissent from the Merger under the Companies Act (such Shares being referred to collectively as the “Dissenting Shares”) shall be cancelled at the Effective Time and the holders of Dissenting Shares shall be entitled only to payment of the fair value of such Dissenting Shares upon the ascertainment thereof in accordance with the provisions of the Companies Act; provided, however, that (a) if any such holder of Dissenting Shares shall have failed to validly exercise or withdraws or loses their right to dissent from the Merger under the Companies Act, such holder shall thereupon have the right to receive the portion of the Merger Consideration, if any, otherwise payable with respect to such Shares pursuant to Section 2.3(a), without interest thereon. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company or Proceedings issued for appraisal of any Shares, withdrawals of such demands, and copies of any notices of objection, notices of dissent and any other documents or instruments served or Proceedings issued pursuant to the Companies Act and Parent and Merger Sub shall have the right to participate in, direct and control, at Parent’s sole cost and expense, all negotiations and Proceedings with respect to the exercise of rights of dissent and demands for appraisal in relation to the fair value of the Dissenting Shares under the Companies Act, and Company shall keep Parent apprised of any discussions or correspondence with Shareholders who have objected to or dissented from the Merger or demanded an appraisal of their Dissenting Shares under the Companies Act or their representatives. The Company shall not, except with the prior written consent of Parent, settle or offer to settle, voluntarily make any payment with respect to, or waive any failure to deliver, any demands for appraisal in accordance with the Companies Act, or agree to any of the foregoing.

Section 2.7         Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing Shares (each, a “Company Share Certificate”) as evidenced by the Register of Members that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, except the right to receive a portion of the Merger Consideration as set forth in this Agreement (or, if applicable, dissenter rights or other rights under the Companies Act) and the stock transfer books and Register of Members of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No transfers of any Company Securities shall be entered in the Register of Members after the Effective Time, and no exercise of any Company Option shall be permitted, acknowledged or accepted after the Effective Time. If, after the Effective Time, a valid Company Share Certificate is presented to the Surviving Company or Parent, such Company Share Certificate shall be cancelled and shall be exchanged as provided in Section 2.14.

Section 2.8          Form of Consideration.

(a)          Except as otherwise provided in the Earn-Out Agreement, Parent shall be entitled, in its sole and absolute discretion, to pay all or any portion of the Merger Consideration (including any payments of Earn-Out Consideration permitted to be paid by Parent in shares of Parent Common Stock under the terms of the Earn-Out Agreement) or Closing Date Indebtedness in cash, shares of Parent Common Stock, or any combination of the foregoing; provided, however, that Parent shall pay in cash the Closing Date Transaction Expenses in accordance with Section 2.13(c). In the event that Parent determines to satisfy all or any portion of the Merger Consideration or Closing Date Indebtedness through the delivery of shares of Parent Common Stock, the price per share of Parent Common Stock (the “Parent Stock Price”) used for calculating the number of shares to be issued shall be the volume weighted average closing price per share of Parent Common Stock, as reported on NASDAQ, for the 10 consecutive Trading Days ending on the date that is three Trading Days prior to the applicable Issuance Date (the “Parent Stock Price Formula”) and the calculation of the Parent Stock Price as of the Closing Date shall be set forth in the Certified Closing Report.

(b)          In the event that Parent satisfies all or any portion of the Merger Consideration or Closing Date Indebtedness through the delivery of shares of Parent Common Stock and the Parent Stock Price as of the applicable Issuance Date is greater than the closing price per share of Parent Common Stock, as reported on NASDAQ on the date that is six months after such Issuance Date (such closing price, the “Stock Payment 6-Month Price”), Parent shall reimburse the Shareholders or holders of Closing Date Indebtedness their pro rata portion of the difference in value (such difference, the “Shortfall Amount” and the occurrence of such difference, a “Shortfall Event”) through (i) the payment of cash, (ii) the delivery of additional shares of Parent Common Stock valued at the Stock Payment 6-Month Price or (iii) a combination thereof, each in accordance with this Agreement and the Earn-Out Agreement, as applicable; provided, however, that the Shortfall Amount shall be paid only once in respect of any issuance of Parent Common Stock and in no event shall this Section 2.8(b) apply to (and no further reimbursements shall be payable by Parent with respect to) any additional shares of Parent Common Stock issued as a result of a Shortfall Event.

(c)          Any shares of Parent Common Stock issued in satisfaction of all or any portion of the Merger Consideration or Closing Date Indebtedness shall be issued in book-entry format and shall bear the following or any similar legend:

(i)          “The issuance and sale of the securities represented hereby have not been registered under the Securities Act of 1933, as amended (the “Act”), or the securities commission of any state in reliance upon an exemption from registration under the Act, as amended, and, accordingly, the securities represented hereby may not be sold, transferred or otherwise disposed of unless (A) such transfer been registered pursuant to the Act, (B) such securities may be sold pursuant to Rule 144, or (C) the Company has received an opinion of counsel reasonably satisfactory to it that such transfer may lawfully be made without registration under the Act, as amended, and under applicable state securities or “blue sky” laws.”

(ii)         With respect to non-U.S. persons, “THE ISSUANCE AND SALE OF THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SHARES MAY NOT BE OFFERED FOR SALE OR SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S OF THE ACT, PURSUANT TO REGISTRATION UNDER THE ACT, OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

(iii)        If required by the authorities of any state in connection with the issuance or sale of the Shares, the legend required by such state authority.

(d)          Notwithstanding anything to the contrary in this Section 2.8, in no event shall the number of shares of Parent Common Stock that Parent may elect to issue as Merger Consideration (including for the avoidance of doubt any Earn-Out Consideration Parent elects to pay in shares of Parent Common Stock in accordance with the terms of the Earn-Out Agreement), to repay Closing Date Indebtedness, or in satisfaction of a Shortfall Amount under this Agreement exceed (in the aggregate) 19.99% of the total issued and outstanding shares of Parent Common Stock as of immediately prior to the Effective Time (the “Share Cap”). Any Merger Consideration (including for the avoidance of doubt any Earn-Out Consideration Parent elects to pay in shares of Parent Common Stock in accordance with the terms of the Earn-Out Agreement), Closing Date Indebtedness or Shortfall Amount in excess of the Share Cap shall be paid in cash. In addition, any such shares issued as Merger Consideration shall be adjusted appropriately to reflect any stock dividend, stock split, subdivision, combination, reclassification or similar transaction in respect of the Parent Common Stock.

(e)          Parent shall not be required to issue fractional shares of Parent Common Stock upon payment of any of the Merger Consideration, repayment of any Closing Date Indebtedness, or in satisfaction of a Shortfall Amount and no certificates or scrip for any such fractional shares shall be issued. If any fraction of a share of Parent Common Stock would be issuable on the payment of any of the Merger Consideration, Closing Date Indebtedness, or Shortfall Amount, Parent shall pay in cash the amount in Dollars (rounded to the nearest whole cent, with numbers ending with .5 or more being rounded up to the nearest whole cent), without interest, calculated in accordance with the Parent Stock Price Formula.

Section 2.9          Unaccredited Investors. Notwithstanding any provisions of this Agreement to the contrary, in the event Parent believes in its reasonable discretion that a Company Equityholder is not an Accredited Investor or, if such Person is not an Accredited Investor, that such Person is a U.S. Person, then in either case, Parent may determine in its sole and absolute discretion, to be exercised in good faith, to pay the portion of the Merger Consideration (as it may be adjusted pursuant to Section 2.11), to repay the Closing Date Indebtedness or to pay a Shortfall Amount that would otherwise be due under this Agreement to such Company Equityholder or to the applicable holder of Closing Date Indebtedness in the form of cash only, and not in the form of Parent Common Stock.

Section 2.10        No Liability. Notwithstanding anything to the contrary in this Article II, none of the Shareholders’ Representative, Parent, the Surviving Company or any other party to this Agreement shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate representing any class of capital stock of the Company that is to be converted into the right to receive Merger Consideration has not been surrendered by the date on which such property would otherwise escheat to or become the property of any Governmental Authority, the Merger Consideration otherwise payable, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

Section 2.11        Adjustments to Closing Merger Consideration.

(a)          Adjustments at Closing; Closing Merger Consideration; Certified Closing Report.

(i)          Subject to adjustment in accordance with Section 2.11(b), and excepting the Earn-Out Consideration, the aggregate consideration payable by Parent in respect of all of the Shares and Company Options pursuant to this Article II shall be an amount in Dollars (the “Closing Merger Consideration”) equal to:

A.          the Purchase Price;

B.           minus the estimated Closing Date Indebtedness (which shall include all amounts set forth in the Payoff Letters) as set forth in the Certified Closing Report (the “Estimated Closing Date Indebtedness”);

C.           minus the estimated Closing Date Transaction Expenses (which shall include all amounts set forth in the Invoices) as set forth in the Certified Closing Report (the “Estimated Closing Date Transaction Expenses”); and

D.           plus the estimated Closing Date Cash as set forth in the Certified Closing Report (the “Estimated Closing Date Cash”).

(ii)         For clarity, the aggregate exercise prices of all Company Options shall be added to the Closing Merger Consideration for purposes of calculating the Per Share Merger Consideration but solely for such purposes, and in no event shall the aggregate consideration payable pursuant to Section 2.3, Section 2.4, Section 2.11(b) and Article IX, with respect to all Shares and Company Options (in each case, prior to deduction, as applicable, of any Taxes), exceed the Closing Merger Consideration as determined pursuant to Section 2.11(a)(i) (as may be adjusted pursuant to Section 2.11(b)).

(iii)        Three Business Days prior to the Closing Date, the Company shall deliver to Parent a spreadsheet containing the information set forth on Schedule 2.11(a)(iii), together with a certificate duly executed on behalf of the Company by the chief executive officer of the Company certifying that: (A) all of the information contained therein is accurate and complete (and in the case of Dollar amounts, properly calculated in accordance with this Agreement) as of the Closing; and (B) except for the Shares and Company Options set forth in the accompanying spreadsheet, no Equity Securities of the Company are or will be authorized or outstanding as of the Closing, in form and substance satisfactory to Parent (such spreadsheet, together with the accompanying certificate, the “Certified Closing Report”). The Company shall make available such personnel as are reasonably necessary to assist Parent in its review of the Certified Closing Report. Notwithstanding anything to the contrary herein, (1) for purposes of all calculations referred to in this Section 2.11, all amounts shall be expressed in Dollars using either (A) the “Closing Mid” rate as published at http://www.ft.com/marketsdata (in the “Data Archives” section) on the sixth (6th) Business Day immediately prior to the Closing Date, or (B) such other exchange rate as Parent and the Shareholders’ Representative may mutually agree in writing, and (2) for all other calculations referred to in this Agreement and except as otherwise set forth herein, all amounts shall be expressed in Dollars using such exchange rate as Parent and the Shareholders’ Representative may mutually agree in writing.

(b)          Post-Closing Adjustment.

(i)          Post-Closing Statement. No later than the date that is 120 days after the Closing Date, Parent or its representatives shall prepare and deliver to the Shareholders’ Representative a written statement (the “Post-Closing Statement”), setting forth (A) an unaudited balance sheet as of the Closing Date, prepared in accordance with GAAP, (B) Parent’s calculation of (1) the Additional Liabilities, (2) the Closing Date Cash, (3) the Closing Date Indebtedness, (4) the Closing Date Transaction Expenses, and (5) the Excess Liabilities, and (C) Parent’s calculation of any necessary adjustment to the Closing Merger Consideration in accordance with Section 2.11(b)(iv), if any. Upon receipt of the Post-Closing Statement, the Shareholders’ Representative (and to the extent reasonably requested, its accountants) will be given reasonable access upon reasonable notice to the Acquired Companies’ relevant books, records, workpapers and personnel (subject to customary confidentiality agreements related to such access) during business hours for the limited purpose of verifying the Additional Liabilities, Excess Liabilities, the Closing Date Cash, the Closing Date Indebtedness and the Closing Date Transaction Expenses set forth in the Post-Closing Statement.

(ii)         Protest Notice. Prior to the date which is 60 days after Parent’s delivery of the Post-Closing Statement (the “Protest Deadline”), the Shareholders’ Representative may deliver written notice to Parent (the “Protest Notice”) setting forth any permissible (as per the following sentence) objections which the Shareholders’ Representative may have to the Post-Closing Statement. The sole permissible grounds for objection shall be that the Additional Liabilities, Excess Liabilities, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Transaction Expenses and/or any necessary adjustment to the Closing Merger Consideration in accordance with Section 2.11(b)(iv) set forth on the Post-Closing Statement were not calculated in accordance with their respective definitions or the other terms of this Agreement. The Protest Notice shall specify in reasonable detail any contested amounts and the basis therefor and shall include a schedule setting forth the Shareholders’ Representative’s determination of the Additional Liabilities, Excess Liabilities, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Transaction Expenses and any necessary adjustment to the Closing Merger Consideration in accordance with Section 2.11(b)(iv), if any. The Shareholders’ Representative shall supply such additional information and respond to such inquiries, in each case, as Parent may reasonably request with respect to the bases of the calculations contained in the Protest Notice. If a Protest Notice is not delivered to Parent prior to the Protest Deadline, the Additional Liabilities, Excess Liabilities, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Transaction Expenses and any necessary adjustment to the Closing Merger Consideration in accordance with Section 2.11(b)(iv), as set forth on the Post-Closing Statement shall be final, binding and non-appealable by the Shareholders’ Representative or the Shareholders and Optionholders. If a Protest Notice is delivered prior to the Protest Deadline, any such amounts not disputed therein shall be final, binding and non-appealable by the Shareholders’ Representative and the Shareholders and Optionholders.

(iii)        Resolution of the Protest. Parent and the Shareholders’ Representative shall confer and attempt to resolve any properly disputed amounts contained in a timely provided Protest Notice delivered in accordance with Section 2.11(b)(ii)during the 30 day period following Parent’s receipt of the Protest Notice. Any written resolution as to any such disputed matter signed by each of Parent and the Shareholders’ Representative, shall be final, binding and non-appealable. If Parent and the Shareholders’ Representative are unable to so resolve in writing any such disagreement within such 30 day period, then any matters that remain in dispute will, at the written request of Parent or the Shareholders’ Representative, be referred to Ernst & Young LLP (the “Accountant”), which will be instructed to determine the amounts in dispute within 45 days after such referral. The determination by the Accountant (which will be as an expert and not as an arbitrator) shall not include any legal interpretation of this Agreement, and shall be limited only to the amounts in dispute, and shall be based solely on presentations by Parent and the Shareholders’ Representative, copies of which will be provided to one another, and shall not involve the Accountant’s independent review. Any determination by the Accountant (A) shall not be outside the range defined by the respective amounts in the Post-Closing Statement proposed by Parent and the Shareholders’ Representative’s proposed adjustments thereto set forth in the Protest Notice, (B) shall include a worksheet setting forth the reason for the resolution of each disputed amount, the material calculation used in reaching that resolution, and the allocation of fees and expenses determined in accordance with the last sentence of this Section 2.11(b)(iii), and (C) absent manifest mathematical error, shall be final, binding and non-appealable. Each of Parent and the Shareholders’ Representative shall (1) execute and deliver a customary engagement letter as may be requested by the Accountant, and (2) reasonably cooperate with the Accountant during the term of such firm’s engagement; provided, that no disclosure will be made to the Accountant, and the Accountant will not consider for any purpose, any settlement discussions or offers made with respect to matters contained in the Protest Notice or otherwise, nor shall there be any ex parte communications or meetings with the Accountant, unless in each instance expressly agreed to in advance in writing by Parent and the Shareholders’ Representative. Parent, on the one hand, and the Shareholders and Optionholders (jointly and severally) on the other hand, shall bear that percentage of the fees and expenses of the Accountant equal to the proportion (expressed as a percentage and determined by the Accountant) of the dollar value of the disputed amounts determined in favor of the other party by the Accountant.

(iv)        The Closing Merger Consideration shall be adjusted:

A.          either (x) upwards by the amount (if any) by which Closing Date Indebtedness, as finally determined pursuant to this Section 2.11(b), is less than Estimated Closing Date Indebtedness, or (y) downwards by the amount (if any) by which Closing Date Indebtedness, as finally determined pursuant to this Section 2.11(b), is greater than Estimated Closing Date Indebtedness;

B.           either (x) upwards by the amount (if any) by which Closing Date Transaction Expenses, as finally determined pursuant to this Section 2.11(b), are less than Estimated Closing Date Transaction Expenses, or (y) downwards by the amount (if any) by which Closing Date Transaction Expenses, as finally determined pursuant to this Section 2.11(b), is greater than Estimated Closing Date Transaction Expenses; and

C.           either (x) upwards by the amount (if any) by which Closing Date Cash, as finally determined pursuant to this Section 2.11(b), is greater than the amount of Estimated Closing Date Cash, or (y) downwards by the amount (if any) by which Closing Date Cash, as finally determined pursuant to this Section 2.11(b), is less than the amount of Estimated Closing Date Cash.

The Closing Merger Consideration as adjusted pursuant to this Section 2.11(b)(iv) is referred to herein as the “Adjusted Closing Merger Consideration.”

(v)         If the Closing Merger Consideration calculated based on the Certified Closing Report (the “Estimated Closing Merger Consideration”) exceeds the Adjusted Closing Merger Consideration (such excess, the “Downward Adjustment Amount”), then Parent shall have the right to offset such Downward Adjustment Amount against the Earn-Out Consideration that becomes payable under the terms of the Earn-Out Agreement and such adjustment shall be satisfied exclusively by such right of offset.

(vi)        If the Adjusted Closing Merger Consideration exceeds the Estimated Closing Merger Consideration (such excess, the “Upward Adjustment Amount”), then within five Business Days following the date of the determination of the Upward Adjustment Amount, Parent shall promptly, and in no event later than five Business Days following the date of the determination of the Upward Adjustment Amount, deliver to (A) the Paying Agent, an amount of cash equal to that portion of the Upward Adjustment Amount for delivery to the Indemnifying Securityholders who are Shareholders and (B) the Company, an amount of cash equal to that portion of the Upward Adjustment Amount for delivery to the Indemnifying Securityholders who are Optionholders, in each case, with each Indemnifying Securityholder entitled to receive such Indemnifying Securityholder’s Pro Rata Indemnity Portion (determined as of the seventh Business Day prior to the date of the determination of the Upward Adjustment Amount) of the Upward Adjustment Amount.

(vii)       If there are any Excess Liabilities, as finally determined pursuant to this Section 2.11(b), then, following such time as Parent or its Affiliates have actually paid in cash Additional Liabilities equal to the Additional Liabilities Target, Parent shall have the right to offset against the Earn-Out Consideration that becomes payable under the terms of the Earn-Out Agreement only those Excess Liabilities which are actually paid by Parent or its Affiliate in cash and such right of offset shall be the sole and exclusive remedy with respect to the Indemnifying Securityholders with respect to any such Excess Liabilities; provided, that, notwithstanding the foregoing, at any time Earn-Out Consideration becomes payable under the terms of the Earn-Out Agreement and Parent has paid or caused to be paid all or any portion of the Excess Liabilities (or is disputing any such liabilities in good faith) but has not yet actually paid or caused to be paid in cash an aggregate amount of Additional Liabilities equal to the Additional Liabilities Target, then Parent shall be entitled to withhold from any Earn-Out Consideration that becomes payable under the terms of the Earn-Out Agreement an amount equal to any Excess Liabilities that have been paid in cash and shall deposit such amount in an escrow fund until such time as Parent has paid in cash an aggregate amount of Additional Liabilities equal to the Additional Liabilities Target, at which time the escrowed funds shall be released to Parent; provided, however, if Parent has not paid in cash an aggregate amount of Additional Liabilities equal to the Additional Liabilities Target by December 31, 2028, any escrowed amount shall be released to Parent who shall cause such amount to be paid to the Holders (as defined in the Earn-Out Agreement) in accordance with the Earn-Out Agreement. In furtherance of the foregoing, prior to and in connection with the payment of any Earn-Out Consideration, Parent and the Shareholders’ Representative shall enter into an escrow agreement (the “Earn-Out Escrow Agreement”) in form and substance reasonably acceptable to Parent and the Shareholders’ Representative, and appoint Wilmington Trust Company N.A. or such other third party as Parent and the Shareholders’ Representative may mutually agree to act as escrow agent with respect thereto.

Section 2.12        Paying Agent; Paying Agent Fund.

(a)          Paying Agent. Prior to the Closing Date, Parent shall appoint Wilmington Trust Company N.A. to act as paying agent (the “Paying Agent”) for the payment of amounts payable in respect of the Shares, and, in connection therewith, shall enter into an exchange agent or paying agent agreement with the Paying Agent in a form reasonably acceptable to the Company and the Shareholders’ Representative (the “Paying Agent Agreement”). The initial fees, costs and expenses of the Paying Agent shall be borne equally by Parent and the Company and following the Closing such fees, costs and expenses of the Paying Agent shall be borne equally by Parent, on the one hand, and the Indemnifying Securityholders, on the other hand, and Parent shall have the right to offset such portion to be borne by the Indemnifying Securityholders against the Earn-Out Consideration that becomes payable under the terms of the Earn-Out Agreement and such portion shall be satisfied exclusively by such right of offset with respect to the Indemnifying Securityholders.

(b)          Paying Agent Fund. As promptly as practicable following the Effective Time, Parent shall deliver to the Paying Agent an amount equal to the aggregate of the cash portion, if any, of the Per Share Merger Consideration to which the Shareholders shall be entitled at the Effective Time pursuant to Section 2.3, after taking into account any deductions or withholdings from such amounts made in accordance with this Agreement for applicable Taxes. Any cash deposited with the Paying Agent, together with any interest or other earnings thereon shall hereinafter be referred to as the “Paying Agent Fund”.

(c)          Payment by the Paying Agent. The Paying Agent shall make payments from the Paying Agent Fund in accordance with Section 2.14.

Section 2.13        Additional Payments at the Closing. In addition to the amounts described in Section 2.11(b)(vii), by wire transfer of immediately available funds:

(a)          As promptly as practicable following the Effective Time, Parent shall pay, or cause to be paid, to (i) the Company an amount equal to the aggregate of the cash portion, if any, of the Per Option Consideration payable pursuant to Section 2.4(a) in exchange for Company Options held by employees of the Company and (ii) the Paying Agent an amount equal to the aggregate of the cash portion, if any, of the Per Option Consideration payable pursuant to Section 2.4(a) in exchange for Company Options held by non-employee Service Providers of the Company; provided, that in the event Parent determines to make all or any portion of such payment in shares of Parent Common Stock in accordance with Section 2.8, Parent shall, or shall cause its transfer agent to, issue to such employees, the applicable number of shares of Parent Common Stock to satisfy such payment.

(b)          As promptly as practicable following the Effective Time, Parent shall pay, or cause to be paid, cash, on behalf of the Company, in satisfaction of the Estimated Closing Date Indebtedness in accordance with the Payoff Letters (in each case, to the extent not paid prior to the Closing Date); provided, that the Existing Shareholder Loans set forth on Schedule 1.1-SL shall be satisfied by the issuance of shares of Parent Common Stock to be valued at the Parent Stock Price, provided that such lender is an Accredited Investor or, if such Person is not an Accredited Investor, that such Person is not a U.S. Person, in each case as determined by Parent in its sole and absolute discretion, to be exercised in good faith, and has delivered to Parent an Investor Questionnaire, Selling Stockholder Questionnaire and Lock-up Agreement.

(c)          As promptly as practicable following the Effective Time, Parent shall pay, or cause to be paid, on behalf of the Company, in cash to such account or accounts as the Company specifies to Parent in writing, the aggregate amount of the Estimated Closing Date Transaction Expenses in accordance with the Invoices (in each case, to the extent not paid prior to the Closing Date).

(d)          Other than with respect to the Assumed Indebtedness, the Closing Date Indebtedness and the Additional Liabilities, prior to the Closing, the Company shall cause all Related Party receivables of the Company to be paid in full or extinguished.

(e)          Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate amount of payments to be made by Parent under this Agreement at the Closing, including any payments to be made or satisfied in shares of Parent Common Stock, exceed the total of the Purchase Price plus the Estimated Closing Date Cash plus $100,000 (the “Parent Closing Payment Target”), which shall be sufficient to satisfy both the aggregate amount of Estimated Closing Date Transaction Expenses and the aggregate amount of the Estimated Closing Date Indebtedness; provided, however, that Parent shall pay all Estimated Closing Date Transaction Expenses in cash and all Estimated Closing Date Indebtedness, subject to Section 2.11(b), in Parent Common Stock; provided, further, however, that if the aggregate amount of payments to be made by Parent under this Agreement at the Closing exceed the Parent Closing Payment Target (such excess amount, the “Excess Payment Amount”), then the aggregate amount of the Existing Shareholder Loans to be paid at Closing as Closing Date Indebtedness shall be reduced (with each Existing Shareholder Loan being reduced on a pro rata basis) by the Excess Payment Amount and neither Parent nor any of its Affiliates (including any Acquired Company) shall have any obligation to issue, and the holders of the Existing Shareholder Loans shall have not right to receive, any shares of Parent Common Stock (or any other form of consideration) in respect of the portion of the Excess Payment Amount by which such Existing Shareholder Loans were reduced.

(f)           If required by Section 6.7(d) of this Agreement, as promptly as practicable following the Effective Time and on the Closing Date, Parent shall wire, on behalf and for the benefit of the Company pursuant to the Company’s obligations under the PPP Loan Escrow Account Agreement, an amount of cash equal to the PPP Escrow Fund to be held in escrow by PPP Lender pursuant to the terms of the PPP Loan Escrow Account Agreement.

Section 2.14        Distribution of Merger Consideration; Exchange of Certificates and Letters of Transmittal.

(a)          As promptly as practicable following the Agreement Date and in any event not later than three Business Days after the Closing Date, the Paying Agent shall mail to each holder of Shares entered in the Register of Members of the Company at the Effective Time, (i) a Letter of Transmittal and instructions for use in effecting the surrender of Company Share Certificates and the cancellation of each Share issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Dissenting Shares) in exchange for the consideration to which such Shareholders shall be entitled at the Effective Time pursuant to Section 2.3(a), after taking into account any deductions or withholdings from such amounts made in accordance with this Agreement for Taxes, and (ii) if Parent elects to pay any of the Closing Merger Consideration in shares of Parent Common Stock, (A) an investor questionnaire, in substantially the form attached hereto as Exhibit G, certifying, among other things, as to such Person’s status as an Accredited Investor and/or as a non-U.S. Person (the “Investor Questionnaire”), and (B) a lock-up agreement, in substantially the form attached hereto as Exhibit H (the “Lock-up Agreement”), executed and delivered by each Person receiving Parent Common Stock.

(b)          The Paying Agent shall, no later than the later of (i) the Closing Date or (ii) five Business Days after receipt of a Company Share Certificate (if issued), together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that the Paying Agent may reasonably require in connection therewith (including a duly completed and validly executed Lock-up Agreement and Investor Questionnaire if Parent has elected, pursuant to Section 2.8, to pay any portion of the Merger Consideration in shares of Parent Common Stock), deliver confirmation of the receipt, and electronic copies, of such Company Share Certificates, Letters of Transmittal, Lock-up Agreements, and Investor Questionnaires to Parent.

(i)          If Parent determines in its reasonable discretion that such registered holder of record is not an Accredited Investor or, if such Person is not an Accredited Investor, that such Person is a U.S. Person, in each case as determined by Parent in its sole and absolute discretion, to be exercised in good faith, Parent shall instruct the Paying Agent to pay to the holder an amount in cash equal to the amount set forth in the Certified Closing Report represented by such Company Share Certificate, without interest, and such Company Share Certificate shall, upon such surrender, be cancelled.

(ii)         If Parent determines in its reasonable discretion that such registered holder of record is an Accredited Investor or is a non-U.S. Person, Parent shall instruct the Paying Agent to pay to the holder an amount in cash, shares of Parent Common Stock, or any combination of the foregoing equal to the amount set forth in the Certified Closing Report represented by such Company Share Certificate, without interest, and such Company Share Certificate shall, upon such surrender, be cancelled.

(iii)        If after the Effective Time, any Company Share Certificate is presented to the Paying Agent, it shall be cancelled as provided in this Section 2.14(a). If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, as a condition precedent to the payment or issuance of any consideration pursuant to this Article II, require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit, bond and/or indemnity with respect to such certificate.

(c)          As promptly as practicable following the Agreement Date and in any event not later than three Business Days after the Closing Date, the Company shall mail, or cause the Paying Agent to distribute, to each Optionholder an option termination agreement substantially in the form attached hereto as Exhibit I (an “Option Termination Agreement”) and instructions for completing, executing and returning such Option Termination Agreement in exchange for the applicable portion of the Merger Consideration payable pursuant to Section 2.4(a) and, if Parent elects to pay any of the Closing Merger Consideration in shares of Parent Common Stock, an Investor Questionnaire and Lock-up Agreement. With respect to employee Optionholders, Parent shall, no later than the later of (i) the Closing Date or (ii) five Business Days after receipt of an Option Termination Agreement, Investor Questionnaire and Lock-up Agreement, as applicable, duly completed and validly executed in accordance with the instructions thereto and any other customary documents that Parent may reasonably require in connection therewith, cause the Company’s (y) current payroll provider, on behalf of the Company, to deliver to such Optionholder the cash amount and/or (z) transfer agent, on behalf of the Company, to deliver to such Optionholder any book-entry shares of Parent Common Stock, in each case, that such Optionholder has the right to receive pursuant to Section 2.4(a)(i). With respect to non-employee Service Provider Optionholders, Parent shall, no later than the later of (A) the Closing Date or (B) five Business Days after receipt of an Option Termination Agreement, Investor Questionnaire and Lock-up Agreement, as applicable, duly completed and validly executed in accordance with the instructions thereto and any other customary documents that Parent may reasonably require in connection therewith, cause the Paying Agent, on behalf of the Company, to deliver to such Optionholder the cash amount and/or, the Company’s transfer agent, on behalf of the Company, to deliver to such Optionholder book-entry shares of Parent Common Stock, in each case, that such Optionholder has the right to receive pursuant to Section 2.4(a)(i).

(d)          Unless otherwise provided herein, no interest shall be paid or accrued for the benefit of the Shareholders or Optionholders on the Merger Consideration.

(e)          Any portion of the Closing Merger Consideration that remains unclaimed by the Shareholders or Optionholders six months after the Effective Time shall be returned to Parent, upon demand, and any such Shareholder or Optionholder who has not exchanged their Shares represented by the Company Share Certificates or delivered Option Termination Agreements for such Shareholder’s or Optionholder’s portion of the Closing Merger Consideration in accordance with this Section 2.14 prior to that time shall to the extent permitted by applicable law thereafter look only to Parent for payment of its portion of the Closing Merger Consideration. Any portion of the Upward Adjustment Amount, if any, to which the Shareholders or Optionholders may become entitled shall become payable at the times and subject to the conditions specified herein.

(f)           Parent, the Paying Agent and the Surviving Company may rely on the instructions of the Company, if before the Closing, and the Shareholders’ Representative, if after the Closing, for distributions and shall have no responsibility or liability with respect thereto, provided that the distribution instructions of the Company or the Shareholders’ Representative, as applicable, are followed. Upon Parent making each aggregate payment required of it under this Agreement in accordance with the terms of this Agreement, to the Paying Agent and the Surviving Company as provided herein, in each case for distribution in accordance herewith, Parent shall have fulfilled its obligations with respect to payment of such payment. Parent (including indirectly through the Surviving Company) shall have no liability whatsoever with respect to the subsequent distribution of such payments among the Shareholders or Optionholders or for any failure by the Paying Agent to make any payment due to any Shareholder or Optionholder hereunder.

(g)          Parent shall not be required to deposit any funds related to any Earn-Out Consideration with the Paying Agent unless and until such deposit is required pursuant to the Earn-Out Agreement. Pursuant to the terms of the Fortis Engagement Agreement, the Shareholders’ Representative is entitled to a fee of $7,500 in connection with each Payment Event (as defined in the Earn-Out Agreement) (each such payment, a “Payment Event Fee”). In connection with each such Payment Event, (i) the Payment Event Fee shall be (A) deducted from the amount of Earn-Out Consideration available for distribution to the Holders in connection with such Payment Event and (B) included by the Shareholders’ Representative in the applicable Shareholders’ Representative Calculation Report, and (ii) Parent shall pay or cause to be paid in cash to the Shareholders’ Representative the Payment Event Fee.

Section 2.15         Withholding.

(a)          Notwithstanding anything to the contrary in this Agreement, Parent, the Paying Agent, the Company, the Surviving Company and the Shareholders’ Representative (and their designees) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement any withholding Taxes or other amounts required under the Code or any other applicable Tax Law; provided, that Parent will use commercially reasonable efforts to promptly (and in any event at least three (3) Business Days prior to such withholding) notify the Shareholders’ Representative prior to withholding (other than U.S. federal backup withholding, any compensatory withholding, or withholding under Section 1445 of the Code) upon amounts payable to any Shareholder to give such Shareholder an opportunity to provide additional information or to apply for an exemption from, or a reduced rate of, withholding if (i) the certificate described in Section 2.2(a)(viii) is timely provided, and (ii) such Shareholder timely satisfies its obligations under the following sentence. Upon Closing (and thereafter as required by law or as requested by Parent or the Paying Agent), each person entitled to payment under this Agreement shall provide an applicable IRS Form W-8 or W-9. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(b)          The Parties agree that the Company shall be responsible for the accuracy and completeness of the Certified Closing Report, Parent and Merger Sub shall be entitled to rely on the Certified Closing Report in making payments under this Article II, and Parent and Merger Sub shall not be responsible for the calculations or the determinations regarding such calculations in such Certified Closing Report.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), the Company represents and warrants to Parent as of the Agreement Date and as of the Closing as follows:

Section 3.1          Organization and Qualification; Authorization.

(a)          Each Acquired Company is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) (except to the extent that the failure to be in good standing would not be material to the Company) under the Laws of the jurisdiction of its formation, which jurisdiction is listed on Schedule 3.1 of the Disclosure Schedules, and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted. Each Acquired Company is duly qualified or otherwise authorized as a foreign entity to transact business in each jurisdiction listed on Schedule 3.1 of the Disclosure Schedules, which are all of the jurisdictions in which the nature of such Person’s business or assets requires such Person to so qualify. Complete and correct copies of the charter documents, bylaws or similar organizational documents of each Acquired Company and all amendments thereto have been made available to Parent. None of the Acquired Companies is in violation of any of the provisions of its charter documents, bylaws or similar organizational documents. The minute books and resolutions of each Acquired Company previously made available to Parent contain true, complete and accurate records of all meetings and accurately reflect in all material respects all corporate action of the equity holders and board of directors (including committees thereof) of such Acquired Company. The share certificates, books, register of members and stock transfer ledgers of each Acquired Company previously made available to Parent are true, complete and accurate in all material respects.

(b)          The Company has all requisite corporate power and authority to (i) execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is or will be a party and (ii) assuming receipt of the Required Shareholder Approval, consummate the transactions contemplated hereby and thereby. The Required Shareholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required under applicable Law, the Company’s charter documents, bylaws or similar organizational documents, to approve and adopt this Agreement and the Ancillary Agreements, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company is or will be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been or will be duly authorized by all necessary corporate or similar action on the part of the Company. This Agreement has been, and the Ancillary Agreements to which the Company is or will be a party will be, duly executed and delivered by the Company and constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Bankruptcy and Equity Exception”).

Section 3.2          No Violation. Except as set forth on Schedule 3.2 of the Disclosure Schedules, and assuming all consents (including the Required Shareholder Approval), waivers, approvals, authorization, orders, permits, declarations, filings, registrations and notifications and other actions set forth in Schedule 3.3 of the Disclosure Schedules have been obtained or made, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not:

(a)          violate, contravene or conflict with any provision of the charter documents, bylaws or similar organizational documents of any Acquired Company;

(b)          violate, contravene or conflict with any resolution adopted by any Acquired Company’s board of directors or shareholders;

(c)          violate, contravene or conflict with any Law or Order;

(d)         contravene, conflict with, result in the violation or breach of any of the terms or conditions of, or constitute (with or without notice or lapse of time or both) a default under or an event which would, or could reasonably be expected to give rise to, any right of notice, modification, acceleration, payment, suspension, withdrawal, cancellation or termination under, or in any manner release any party thereto from any obligation under, or otherwise affect any rights of any Acquired Company under, any Material Contract or Permit; or

(e)          result in the creation or imposition of any Lien upon any Assets of any Acquired Company;

other than, in the case of clause (d) above, for such contraventions, conflicts, violations or rights that would not be material to the Acquired Companies.

Section 3.3          Consents and Approvals.

(a)          Except as set forth on Schedule 3.3(a) of the Disclosure Schedules, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person is required to be made or obtained by any Acquired Company in connection with the authorization, execution, delivery and performance by the Company of this Agreement or any Ancillary Agreement, or the consummation of the transactions contemplated hereby and thereby, other than (i) the filing of and registration of the Plan of Merger by the Registrar of Companies in the Cayman Islands in accordance with the Companies Act, including the filing of such other documents referred to under section 233 (9) (a)-(h)(inclusive) of the Companies Act and (ii) such filings as may be required under Antitrust Laws.

(b)          The board of directors of the Company has, in accordance with the provisions of the Company Charter: (i) approved and adopted, and declared the advisability of, this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby, including the Merger; (ii) determined that this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of the Company and the Shareholders; (iii) directed that this Agreement be submitted to the Shareholders for their approval; and (iv) resolved to recommend that the Shareholders approve this Agreement and the Ancillary Agreements.

(c)          The Company has created no fixed or floating security interests that are or will be outstanding as at the Effective Time.

Section 3.4          Capitalization.

(a)          Schedule 3.4(a) of the Disclosure Schedules sets forth the entire authorized Equity Securities of each Acquired Company and a complete and correct list of (a) the issued and outstanding Equity Securities of each Acquired Company, including the name of the record and beneficial owner thereof and the number of Equity Securities held thereby, and (b) all outstanding Company Options, including with respect to each such Company Option, the holder, the number of Shares subject thereto, the grant date, the exercise price for such Company Option and the date on which such Company Option expires. All of the outstanding Equity Securities of each Acquired Company have been, and all Shares which may be issued pursuant to the exercise of Company Options, when issued in accordance with the applicable security, will be, duly authorized, validly issued and are fully paid and non-assessable.

(b)          Except as set forth on Schedule 3.4(b) of the Disclosure Schedules, no Acquired Company has any outstanding Equity Securities or other securities directly or indirectly convertible into or exchangeable for its Equity Securities, no Acquired Company has any outstanding agreements, options, warrants or rights to directly or indirectly subscribe for or purchase, or that directly or indirectly require it to issue, transfer or sell, its Equity Securities or any securities directly or indirectly convertible into or exchangeable for its Equity Securities, and there are no agreements containing profit participation or phantom equity features with respect to any Acquired Company. Except as set forth on Schedule 3.4(b) of the Disclosure Schedules, no Acquired Company owns or otherwise holds, directly or indirectly, any stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. No Acquired Company is subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Equity Securities or any warrants, options or other rights to acquire its Equity Securities. Except as set forth on Schedule 3.4(b) of the Disclosure Schedules, there are no voting agreements, voting trusts or other agreements, commitments or understandings with respect to the voting or transfer of Equity Securities or other securities of any Acquired Company. All of the outstanding Equity Securities of each of the Company’s Subsidiaries are owned by the Company or another Subsidiary free and clear of all Liens. No Acquired Company has violated any applicable federal or state securities Laws in connection with the offer, sale or issuance of any of its Equity Securities or any warrants, options or other rights to acquire its Equity Securities. No Equity Securities of any Acquired Company are subject to, nor have been issued in violation of, preemptive or similar rights. Each grant of a Company Option was duly authorized by all necessary corporate action on the applicable date of grant and was made in accordance with the terms of the Option Plan and applicable stock option agreement, and the stock option agreement governing such grant was executed and delivered by each party thereto. The treatment of the Company Options provided for in Section 2.4 is consistent with and authorized under the terms of the Option Plan and any applicable stock option agreement. There are no accrued but unpaid dividends payable by the Company on any Equity Securities of the Company.

Section 3.5          Financial Statements; Accounting and Internal Controls.

(a)          Schedule 3.5(a) of the Disclosure Schedules sets forth copies of the following financial statements of the Acquired Companies (collectively, the “Financial Statements”): (i) the audited consolidated balance sheet of the Acquired Companies as of December 31, 2020 (the “Balance Sheet”, and such date, the “Balance Sheet Date”), and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the year then ended (together with all related notes and schedules thereto); and (ii) the audited consolidated balance sheets of the Acquired Companies as of December 31, 2019 and the related audited consolidated income statement and statement of operations, (together with all related notes and schedules thereto).

(b)          The Financial Statements (including the notes and schedules thereto) (i) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, except that the interim Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes required by GAAP, (ii) present fairly the assets, liabilities and financial condition of the Acquired Companies as of such dates and the results of operations of the Acquired Companies for such periods, and (iii) are consistent with the books and records of the Acquired Companies (which books and records are correct and complete in all material respects). Since December 31, 2019, there has been no change in any accounting principles, policies, methods or practices, including any change with respect to reserves (whether for bad debt, contingent liabilities or otherwise) of the Acquired Companies.

Section 3.6          Absence of Undisclosed Liabilities. No Acquired Company has any Liabilities, except (a) as and to the extent specifically accrued for or reserved against in the Balance Sheet, (b) Liabilities which have arisen after the date of the Balance Sheet in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law) which are not, or could not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, (c) executory obligations under Contracts (other than Liabilities relating to any breach, or any fact or circumstance that, with notice, lapse of time or both, would result in a breach thereof by any Acquired Company), or (d) Liabilities specifically set forth on Schedule 3.6 of the Disclosure Schedules.

Section 3.7          Accounts and Notes Receivable; Accounts Payable. All accounts and notes, and other receivables of the Acquired Companies are reflected accurately and properly on their books and records, are valid receivables arising from bona fide arm’s length transactions entered into by an Acquired Company involving the sale of goods or the rendering of services in the ordinary course of business subject to no setoffs or counterclaims, and are current and collectible subject to the reserve for bad debts set forth on the Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Companies. Schedule 3.7 of the Disclosure Schedules sets forth (a) the aging of accounts and (b) accounts payable and accruals, in each case for the Acquired Companies as of the month ended prior to the Agreement Date. The accounts payable and accruals of the Acquired Companies have arisen in bona fide arm’s-length transactions in the ordinary course of business, and each Acquired Company has been paying its accounts payable as and when due.

Section 3.8          Absence of Changes or Events. Except as disclosed in the applicable subsection of Schedule 3.8 of the Disclosure Schedules, since December 31, 2019, (a) each of the Acquired Companies has conducted its business only in the ordinary course consistent with past practice, (b) no Event has occurred that, individually or in combination with any other Events, has had or could reasonably be expected to have a Company Material Adverse Effect, (c) no Acquired Company has suffered any loss, damage, destruction or other casualty affecting any of its properties or assets valued in excess of $20,000, whether or not covered by insurance; and (d) no Acquired Company has taken any action that, if taken after the Agreement Date, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.9          Proprietary Rights.

(a)          Schedule 3.9(a) of the Disclosure Schedules contains a current, complete and accurate description and list of all (i) unexpired Patents, unexpired registered Trademarks (including domain names) and unexpired registered copyrights that are Company Owned IP, (ii) pending Patent, Trademark and copyright applications for other Company Owned IP, and (iii) any unregistered Trademark or copyright that is Company Owned IP and material to the conduct of any Acquired Company’s business as presently conducted, (indicating for each of (i) and (ii) the applicable jurisdiction, registration number (if registered), application number, date issued (if issued) and dated filed).

(b)          Schedule 3.9(b)(i) of the Disclosure Schedules contains a current, complete and accurate list of all Intellectual Property licensed to any Acquired Company and any license or other agreement relating thereto (excluding Intellectual Property licensed under the Excluded Agreements). Schedule 3.9(b)(i) of the Disclosure Schedules contains a current, complete and accurate list of all Intellectual Property licensed by any Acquired Company to any Person other than an Acquired Company and any license or other agreement relating thereto (excluding Intellectual Property licensed under the Excluded Agreements). Except as otherwise provided in Schedule 3.9(b)(ii) of the Disclosure Schedules, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not (i) materially impair any rights of any Acquired Company under, or cause any Acquired Company to be in violation of or default under, any Contract under which it has the right to use or otherwise commercialize or exploit in any way any Intellectual Property of any Person, (ii) give rise to any termination or modification of, or entitle any other party to terminate or modify, any such Contract, or (iii) require the payment of (or increase the amount of) any royalties or fees or other consideration with respect to the Acquired Company’s use or exploitation of any Intellectual Property of any Person which would be in excess of those payable by such Acquired Company in the absence of this Agreement or the transactions contemplated hereby.

(c)          Each Acquired Company exclusively owns and possesses all right, title and interest in and to, or has the right under a valid and enforceable license set forth on Schedule 3.9(b)(i) of the Disclosure Schedules, (or under a valid and enforceable Excluded Agreement) to use and otherwise commercialize all Intellectual Property necessary for the operation of its businesses as presently conducted, free and clear of all Liens other than the Permitted Liens (collectively for all Acquired Companies, the “Company Intellectual Property”). None of the registered Company Owned IP or to the Company’s Knowledge, none of the registered Company Intellectual Property exclusively licensed to any Acquired Company is invalid or unenforceable, and all Company Owned IP that is registered is subsisting and enforceable. To the Company’s Knowledge, no loss or expiration of any of the registered Company Intellectual Property is pending, except for patents expiring at the end of their statutory term. The Acquired Companies have taken all action necessary and paid all fees and Taxes (to the extent applicable) required to protect and maintain the Company Owned IP. Without limiting the generality of the foregoing, each Acquired Company has to the extent possible and commercially reasonable filed all affidavits or other documents regarding its registered Trademarks that are required to render such Trademarks incontestable or otherwise enhance the scope or strength thereof. Each current or former Service Provider of any Acquired Company who was involved in the invention, creation, or development of any Company Intellectual Property during the course of the Service Provider’s employment or engagement with the Company has executed a written agreement (i) assigning to such Acquired Company ownership of all rights in any Intellectual Property developed by such Service Provider, solely or jointly with others, in the course and scope of his or her employment or engagement by such Acquired Company, and (ii) containing confidentiality and non-use terms and conditions consistent with the industry standard practices to protect trade secrets and confidential information of such Acquired Company. Except as specified on Schedule 3.9(c)(i) of the Disclosure Schedules, none of the Shareholders owns or holds any Company Intellectual Property. Except otherwise specified on Schedule 3.9(c)(ii), no Acquired Company has granted any third party any right, license, covenant, option, or interest in or to (i) any rights to income, royalties, damages, or payments related to any Intellectual Property (including damages and payments for past, present or future infringements, misappropriations or other conflicts with any Company Intellectual Property) or (ii) the right to sue or recover for past, present or future infringements, misappropriations or other conflict with any Intellectual Property.

(d)          Except as set forth on Schedule 3.9(d) of the Disclosure Schedules, (i) there have been no written claims or, to the Company’s Knowledge, other claims made or filed against any Acquired Company asserting the invalidity, misuse or unenforceability of any Company Owned IP or challenging any Acquired Company’s ownership of any Intellectual Property, (ii) no Acquired Company has received any written notices, or to the Company’s Knowledge, any other notices of any direct or indirect infringement, violation or misappropriation by an Acquired Company of any Intellectual Property (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person), (iii) the conduct of the Acquired Companies’ respective businesses as previously conducted within the past six (6) years has not infringed, misappropriated or violated, and as presently conducted is not infringing, misappropriating or violating any Intellectual Property of any other Person and (iv) to the Company’s Knowledge, within the past six (6) years, no Company Intellectual Property has been infringed, misappropriated or violated by any other Person.

(e)          Except as set forth on Schedule 3.9(e) of the Disclosure Schedules, to the Company’s Knowledge, no Acquired Company uses or distributes any Software material to the Company’s business that is subject to an “open source,” “copyleft” or other similar type of license, including any license that is approved by the Open Source Initiative or that would or could require the disclosure of (or grant any person the right to receive) any source code or impose limitations on the right of such Acquired Company to require payment of license or other fees in connection with the distribution of such Software.

(f)           Each Acquired Company has taken all steps reasonably necessary to maintain the confidentiality of all trade secrets and material confidential information consistent with industry standard practices. No event has occurred that (with or without notice or lapse of time) has resulted in the delivery, license or disclosure of any such trade secrets or confidential information to any third party which has resulted in or could reasonably be expected to result in a Company Material Adverse Effect. No such trade secrets or confidential information have been impermissibly disclosed to any third party or accessed or used by any third party in an unauthorized manner, which has resulted in or could reasonably be expected to result in a Company Material Adverse Effect.

(g)          The computer systems, including the Software, hardware and networks (collectively, the “Systems”), currently used by the Acquired Companies are sufficient in all material respects for the current needs of the businesses of the Acquired Companies, including as to capacity and ability to process current peak volumes in a timely manner. In the past twelve (12) months, there have been no material failures, breakdowns, or continued substandard performance of, any Systems that have not been remedied in all material respects. Schedule 3.9(g) of the Disclosure Schedules describes the main security precautions taken by each Acquired Company to protect its Systems and any confidential, proprietary or private information stored thereon.

(h)          Each of the Acquired Companies is, and during the past three (3) years has been, in compliance in all material respects with all applicable Privacy Laws, its Privacy Notices, its own privacy policies, terms of use, and other terms or policies or Contracts binding on such Acquired Company with respect to, in each case, data security, Data Breach notification requirements, or the Processing of any Personal Data (collectively, the “Privacy Requirements”). No written claims are currently pending or to the Knowledge of the Company, threatened against the Acquired Company by any Person alleging a violation of any Privacy Requirements. The execution and delivery of this Agreement and the Ancillary Agreements, the performance by the Company of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (i) will comply with all Privacy Requirements, (ii) will not impair any rights of, or impose any obligations or restrictions on, any Acquired Company with respect to any use, disclosure, commercialization or exploitation of, or otherwise relating to, any Personal Data or other data, and (iii) will not give rise to any right on the part of any Person to impair any such rights or impose any such obligations or restrictions. During the past five (5) years, no Acquired Company has received a complaint, notice, allegation, or other communication regarding, or been the subject of, any actual or threatened Proceeding or investigation regarding its Processing of Personal Data, its Privacy Notices or its data security policies, practices, or activities with respect to Personal Data. In compliance with the Privacy Requirements, each Acquired Company has reasonable security measures in place to protect Personal Data in its possession, custody, or control. During the past three (3) years, no Acquired Company has experienced any Data Breach or notified, or been required to notify, any Person of any Data Breach. Each Acquired Company has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Authorities), necessary for such Acquired Company’s Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business as currently conducted.

(i)           Except as otherwise provided in Section 3.9(i) of the Disclosure Schedule, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property, and no governmental entity, university, college, other educational institution or research center has any claim or right in or to any Company Intellectual Property. Except otherwise provided Section 3.9(i) of the Disclosure Schedule, no Service Provider who contributed to the creation of any Company Intellectual Property has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such Service Provider was also performing services for the Company.

Section 3.10       Contracts. Except for Excluded Agreements, Schedule 3.10 of the Disclosure Schedules contains a true, complete and accurate list (by reference to the applicable subsection hereof) as of the Agreement Date of the following (each, a “Material Contract” and collectively, the “Material Contracts”):

(a)          each Contract that requires an Acquired Company to pay, or entitles an Acquired Company to receive, or could result in obligations of an Acquired Company in the amount of, in the aggregate, $100,000 or more in any calendar year;

(b)          each Contract that restricts any Acquired Company or any of its Affiliates from competing with or engaging in any business activity anywhere in the world or soliciting for employment, hiring or employing any Person;

(c)          each Contract to acquire or dispose (by merger, division, conversion, consolidation, purchase or sale of assets or stock or otherwise) of material assets, as to which an Acquired Company has continuing material obligations or material rights;

(d)          each Contract that an Acquired Company is party to concerning a joint venture, strategic alliance, collaboration or partnership agreements, or the sharing of profits;

(e)          each Contract whereby any Acquired Company leases, subleases, licenses, or otherwise holds any rights to use or occupy any interest in real property (the “Real Property Leases”);

(f)           each Contract with respect to Indebtedness of the Acquired Companies;

(g)          each Contract with any Governmental Authority;

(h)          other than Excluded Agreements, each Contract pursuant to which an Acquired Company leases, is licensed or otherwise authorized to use, commercialize, or exploit any Intellectual Property of any other Person;

(i)           each Contract pursuant to which an Acquired Company leases, licenses, or otherwise authorizes another Person to use, commercialize, or exploit any Company Intellectual Property;

(j)           each Contract that contains any fixed or indexed pricing, “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates;

(k)          each Collective Bargaining Agreement;

(l)           each Contract with respect to bonus or other incentive compensation, deferred compensation, equity purchase award, salary continuation, pension, profit sharing or retirement plan, or any other Employee Benefit Plan or arrangement;

(m)         each Contract with any current Service Provider providing for annual payments over $50,000 other than Contracts on the Company’s standard offer letter terminable at will without payment of services as well as each Contract with any firm or other organization providing services, including clinical advisory services, to an Acquired Company providing for annual payments over $50,000;

(n)          each Contract with any former Service Provider as well as each Contract with any firm or other organization that provided services, including clinical advisory services, to an Acquired Company under which such Acquired Company has any remaining Liability or other obligation;

(o)          each Contract with a Related Party;

(p)          each Contract that is not terminable by an Acquired Company with notice of 90 days or less without penalty;

(q)          each Contract that grants any Person other than an Acquired Company any rights of first refusal, rights of first negotiation or similar rights;

(r)           each Contract that requires any Acquired Company to indemnify any current or former manager, director or employee of any Acquired Company or any Company Equityholder;

(s)          each Government Contract; and

(t)           each other Contract not made in the ordinary course of business consistent with past practice or that is otherwise material to any of the Acquired Companies.

True, complete and accurate copies of the Material Contracts, together with all modifications and amendments thereto, have previously been delivered or made available to Parent, or, to the extent any of such Contracts are oral, Schedule 3.10 of the Disclosure Schedules contains a description of the material terms thereof. Each Material Contract is in full force and effect, is valid, binding and enforceable in accordance with its terms, subject only to the Bankruptcy and Equity Exception. Except as set forth on Schedule 3.10 of the Disclosure Schedules, no Acquired Company is in material breach or default, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a material breach or default by any Acquired Company of, or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any obligation under, any Material Contract and, to the Knowledge of the Company, no other party is in breach or default, and no event has occurred which with the giving of notice or the passage of time or both would constitute a material breach or default by any other party, or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by any Acquired Company under, or in any manner release any party thereto from any obligation under, any Material Contract. Since January 1, 2020, no Acquired Company has received any written notice or written communication regarding any violation or breach of, or default under any Material Contract. No Acquired Company has been notified in writing by any counterparty to any Material Contract that such counterparty is terminating, modifying, repudiating or rescinding, or intends to terminate, modify, repudiate or rescind such Material Contract.

Section 3.11       Litigation. Except as set forth on Schedule 3.11(a) of the Disclosure Schedules, there are no Proceedings pending, or to the Knowledge of the Company, threatened against any Acquired Company or any of the current or former officers, directors or employees (in their capacities as such) of any Acquired Company related to any Acquired Company or its operations or current or former Service Providers that would reasonably be expected to be material to the Acquired Companies, taken as a whole, nor, to the Knowledge of the Company, is there any reasonable basis for any such Proceeding. For any Proceedings identified on Schedule 3.11(a) of the Disclosure Schedules that remain pending as of the Agreement Date, (i) the Company has provided or made available to Parent true, complete and accurate copies of all pleadings, correspondence and other material documents relating to each such Proceeding, (ii) no such Proceeding could reasonably be expected to be material to the Acquired Companies, and (iii) the Company will have paid before the Closing, all fees and expenses of counsel and other representatives of the Company incurred on or before the Closing Date in connection with such Proceeding. Schedule 3.11(b) of the Disclosure Schedules sets forth any Order to which any Acquired Company is subject.

Section 3.12       Compliance with Laws. Except as set forth on Schedule 3.12 of the Disclosure Schedules, each Acquired Company is, and since January 1, 2018 has been, in compliance in all material respects, with all Laws applicable to the conduct, ownership, use, occupancy or operation of their respective businesses and the Assets. No Acquired Company has received during the past three years any written notice or other written communication from any Governmental Authority or any other Person that any Acquired Company is not in compliance with any Law.

Section 3.13       Licenses and Permits. Except as set forth on Schedule 3.13 of the Disclosure Schedules, each Acquired Company holds, and has at all times since January 1, 2018 held, and immediately following the Closing will hold, all material Permits necessary for the conduct, ownership, use, occupancy or operation of its businesses or the Assets. Each Acquired Company complies, and has at all times since January 1, 2018 complied, with all such Permits, and no Acquired Company has received during the past three years any written notice or other written communication from any Governmental Authority or any other Person that any Acquired Company is not in compliance with any such material Permit or of any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Permit. All such material Permits are identified on Schedule 3.13 of the Disclosure Schedules, including their respective dates of issuance and expiration, and true, complete and accurate copies thereof have been provided or made available to Parent. All such Permits are, and immediately following the Closing will be, valid and in full force and effect on terms identical in all material respects to those under which, immediately before the Closing (and as of the Agreement Date), the Acquired Companies hold such Permits.

Section 3.14        Health, Safety and Environment.

(a)          Each Acquired Company is and has been in material compliance with all Environmental and Safety Requirements during the past five years.

(b)          Each Acquired Company has obtained, maintains, and complies with all Permits required under Environmental and Safety Requirements to operate its business, and no Proceeding is pending or, to the Knowledge of the Company, threatened, to revoke, modify, or terminate any Permit required under Environmental and Safety Requirements.

(c)          To the Knowledge of the Company, there are no Hazardous Materials present in, at, under, about or migrating to or from, (i) any Real Property, (ii) real property formerly owned, leased, or used by any Acquired Company, or (iii) any property to which any Person has, at any time, transported, treated, stored or disposed of Hazardous Material on behalf of any Acquired Company or any of its predecessors that could reasonably be expected to give rise to, result in, or serve as a basis for Losses to the Acquired Companies under Environmental and Safety Requirements.

(d)          No Acquired Company has been subject to, nor has received any written notice of, any Proceeding related to the Release of Hazardous Materials or noncompliance with or Liabilities under Environmental and Safety Requirements.

(e)          No Acquired Company has any contractual indemnity obligation to any third party with respect to Environmental and Safety Requirements.

(f)           To the Knowledge of the Company, no current facts, circumstances, or conditions exist with respect to any Acquired Company, their respective businesses, the Real Property, or any formerly owned, leased, or operated real property that would result, individually or in the aggregate, in any Acquired Company’s incurring Losses or unbudgeted capital expenditures to achieve or maintain compliance under Environmental and Safety Requirements, including Permits required under Environmental and Safety Requirements.

(g)          The Company has provided Parent with true, complete and accurate copies of all environmental assessment reports, health and safety audits, and reports of investigations generated within the last three years with respect to the Acquired Companies, the Real Property or any formerly owned, leased, or operated real property to the extent that such reports are in the Company’s possession.

Section 3.15        Taxes.

(a)          Each Acquired Company has timely and properly filed all material Tax Returns required to be filed by it (taking into account any validly obtained extensions to file). All such Tax Returns are accurate and complete in all material respects. Each Acquired Company has timely and properly paid all material Taxes required to be paid by it, whether or not shown as due on such Tax Returns.

(b)          All Tax deficiencies that have been claimed, proposed, or asserted in writing by any Governmental Authority against any Acquired Company have been fully paid or finally settled.

(c)          No Tax audits or administrative or judicial Tax Proceedings are being conducted with respect to any Acquired Company. No Acquired Company has received from any Governmental Authority any (i) written notice indicating an intent to open an audit or other review with respect to Taxes, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax, excluding in the case of clause (ii), any notice or request provided as a matter of course with respect to taxpayers generally in the jurisdiction of the relevant Governmental Authority. No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that, in either case, remains in effect. No Acquired Company is currently the beneficiary of any extension of time within which to file any Tax Return or pay any Tax.

(d)          No claim has ever been made by a Governmental Authority in a jurisdiction in which any Acquired Company has not filed Tax Returns or paid Taxes that such Acquired Company is subject to taxation or Tax Return filing obligations in that jurisdiction.

(e)          There are no Liens on any of the Acquired Companies’ assets that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens.

(f)           Each Acquired Company has timely withheld and paid all Taxes (in excess of $50,000 whether individually or in the aggregate) required to have been withheld and paid in connection with any amounts paid or owing to any current or former Service Provider, equity interest holder, or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(g)          No Acquired Company is party to any Tax allocation, Tax sharing or Tax distribution agreement or arrangement (other than any such agreement solely among the Acquired Companies).

(h)          No Acquired Company (i) has ever been a member of an Affiliated Group (other than an Affiliated Group for which an Acquired Company was the common parent), or (ii) has any liability for the Taxes of any Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by any Contract (other than commercial contracts entered into in the ordinary course of business and not principally related to Taxes), or otherwise by operation of Law.

(i)           Each Acquired Company has timely and properly collected all sales, use, value-added, and similar Taxes required to be collected, and has timely and properly remitted such amounts to the appropriate Governmental Authority, in each case that exceed $50,000 whether individually or in aggregate. Each Acquired Company has properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transaction as to which it would otherwise have been obligated to collect or withhold Taxes.

(j)           The aggregate unpaid Taxes of the Acquired Companies (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the end of the Closing Date in accordance with the past custom and practice of the Acquired Companies in preparing their Financial Statements. The unpaid Income Taxes of the Acquired Companies for all taxable periods (or portions thereof) ending on or before the Closing Date will not exceed the Income Tax Liability Accrual.

(k)          There is no agreement, plan, arrangement or other Contract (including this Agreement or the arrangements contemplated thereby) covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Companies that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code (or any corresponding provisions of applicable Law) as a result of the transactions contemplated by this Agreement. None of the Acquired Companies is a party to any contract, nor does it have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code (or any corresponding provisions of applicable Law).

(l)           No Acquired Company has ever participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b) (or any corresponding provisions of applicable Law).

(m)         No Acquired Company has requested or received a ruling from any Governmental Authority or signed any binding agreement with any Governmental Authority that would reasonably be expected to impact the amount of Tax due from Parent or its Affiliates (including following the Closing, for the avoidance of doubt, the Acquired Companies) after the Closing Date.

(n)          Neither Parent nor any of its Affiliates (including following the Closing, for the avoidance of doubt, the Acquired Companies) will be required to include any item of income in, or exclude any material deduction from, taxable income, in each case in excess of $50,000 whether individually or in aggregate, for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting or use of a cash or improper method of accounting for a taxable period ending on or prior to the Closing Date with respect to any Acquired Company (including, for the avoidance of doubt, any Code Section 481 adjustment pursuant to Section 13221(d) of U.S. P.L. 115-97); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) executed on or prior to the Closing Date; (iii)  installment sale or open transaction disposition made on or prior to the Closing Date by any Acquired Company; (iv) prepaid or deposit amount received on or prior to the Closing Date by any Acquired Company; or (v) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law). No Acquired Company will be required to include any amount in income after the Closing Date pursuant to Section 965 of the Code or pay any installment of the “net tax liability” described in Section 965(h)(1) of the Code. No Acquired Company has deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act or in connection with the Payroll Tax Executive Order (or any corresponding provisions of applicable Law).

(o)          No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code (or any corresponding provisions of applicable Law).

(p)          Each Employee Benefit Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Code (or any corresponding provisions of applicable Law) has been administered and drafted or amended, in such a manner so that the additional tax described in Section 409A(1)(B) of the Code (or any corresponding provisions of applicable Law) will not be assessed against any individual participating in any such non-qualified deferred compensation plan with respect to benefits due or accruing thereunder. Each Employee Benefit Plans has been or will be timely amended, as needed, to comply with Section 409A of the Code (or any corresponding provisions of applicable Law). All stock options or stock appreciation rights granted to any current or former Service Provider were granted using an exercise price or a base price, as the case may be, of not less than the fair market value of the underlying shares on the date of the grant in accordance with applicable guidance under Section 409A of the Code (or any corresponding provisions of applicable Law), and are not otherwise subject to the requirements of Section 409A of the Code (or any corresponding provisions of applicable Law).

(q)          No Acquired Company has deferred the inclusion of any amounts in taxable income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Sections 451(c), 455, 456 or 460 of the Code or any corresponding or similar provision of Law (irrespective of whether or not such deferral is elective).

(r)           An election pursuant to Section 83(b) of the Code (or any corresponding provisions of applicable Law) was timely and properly filed in connection with any transfer described in Section 83(a) of the Code (or any corresponding provisions of applicable Law) of any equity interest in the Company subject to a “substantial risk of forfeiture” (as defined in Section 83 of the Code (or any corresponding provisions of applicable Law) and the Treasury Regulations promulgated thereunder) at the time of such transfer, and the Company has a copy of each such election.

(s)          Each Acquired Company has been resident in its jurisdiction of incorporation for Tax purposes and has not, at any time, been treated as a resident of or as having a permanent establishment or other fixed place of business in any other jurisdiction.

(t)           As of May 23, 2019, the Company has been treated as a domestic corporation for U.S. federal Income Tax purposes by reason of the application of Section 7874(b) of the Code; for all periods prior to such time and since of its date of formation, the Company was a domestic corporation for U.S. federal Income Tax purposes by reason of having been formed and organized under the Laws of the State of Delaware.

(u)          The Company has complied with all requirements of the Specified Tax Sharing Agreement and has not breached any of the representations set forth in Exhibit A-2 thereof as in effect on the date of this Agreement; to the knowledge of the Company, the Company does not have and will not have any obligation to indemnify ACEA Biosciences, Inc. under the Specified Tax Sharing Agreement by reason of any transaction or event occurring on or before the Closing Date or the transactions contemplated by this Agreement.

Section 3.16        Employee Benefit Plans.

(a)          Except as set forth on Schedule 3.16(a) of the Disclosure Schedules, neither the Acquired Companies, any ERISA Affiliate nor the Employer Affiliate (with respect to the Company’s employees), have ever maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to, or has any other Liability with respect to, any Employee Pension Benefit Plan, Employee Welfare Benefit Plan, Multiemployer Plan, Multiple Employer Plan, Multiple Employer Welfare Arrangement, Title IV Plan, pension plan, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan, or other plan, program, arrangement or trust, personnel policy (including vacation time, holiday pay, sick leave, other forms of paid time off, bonus programs, moving or other expense reimbursement or payment programs), excess benefit plan, bonus or incentive plan (including stock options, restricted stock, stock bonus and deferred bonus plans), severance agreement, salary reduction agreement, change-if-control agreement, employment agreement, consulting agreement or any other benefit, program or Contract, whether or not written or pursuant to a Collective Bargaining Agreement, (each an “Employee Benefit Plan,” and collectively, the “Employee Benefit Plans”). No Employee Benefit Plan that provides severance benefits is subject to ERISA. Each Employee Benefit Plan maintained, contributed to, or sponsored by the Employer Affiliate is an “Employer Affiliate Plan”.

(b)          Except as set forth on Schedule 3.16(b) of the Disclosure Schedules, neither the Acquired Companies nor any ERISA Affiliate has at any time participated in or made contributions to or has had any other Liability or potential Liability with respect to a plan which is or was (i) a Multiemployer Plan, (ii) a Multiple Employer Plan, (iii) a Multiple Employer Welfare Arrangement (or other plan, program, arrangement or trust providing for or funding the welfare of any of the employees or former employees or beneficiaries thereof of such Acquired Company), (iv) a Title IV Plan (including under Section 4204 of ERISA), (v) a VEBA, or (vi) any Employee Benefit Plan in which stock of the Company, the Acquired Companies or any ERISA Affiliate is or was held as a plan asset.

(c)          Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination from the IRS that such Employee Benefit Plan is so qualified and there are no facts or circumstances that could adversely affect the qualified status of any such Employee Benefit Plan.

(d)          There are no Proceedings pending or threatened against, by or with respect to any Employee Benefit Plan, or the assets, sponsor, plan administrator, or fiduciaries thereof (other than routine claims for benefits for which plan administrative review procedures have not been exhausted and for which any Liability is the sole responsibility of an insurance company), and there are no facts which could give rise to any Liability or Proceeding against any Employee Benefit Plan, plan sponsor, fiduciary or plan administrator or other Person dealing with any Employee Benefit Plan or the assets thereof.

(e)          No Employee Benefit Plan is under audit or investigation by, or is the subject of a Proceeding with respect to, any Governmental Authority, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(f)           Each of the Employee Benefit Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in all respects in compliance with their terms and the terms of any applicable Collective Bargaining Agreement, and in compliance with the applicable provisions of ERISA, the Code, and any other applicable Law. With respect to each Employee Benefit Plan, all required payments, premiums, contributions, distributions or reimbursements for all periods ending prior to or as of the Agreement Date have been timely made or properly accrued and all required payments, premiums, contributions, distributions or reimbursements for all periods between the Agreement Date and the Closing Date will have been timely made or properly accrued.

(g)          No Acquired Company nor any other “disqualified person” (within the meaning of Section 4975 of the Code) nor any “party in interest” (within the meaning of Section 3(14) of ERISA) has engaged in any nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the Employee Benefit Plans which could subject any such Employee Benefit Plans, any Acquired Company or any current or former Service Provider of any Acquired Company to any liability or any penalty or tax under ERISA or the Code.

(h)          Each Employee Benefit Plan that is subject to COBRA and/or the requirements of HIPAA, and/or the requirements of the Affordable Care Act has been administered in compliance with such Laws, and none of the Employee Benefit Plans nor the Acquired Companies have any Liability under any such Law. No Employee Benefit Plan provides post-retirement medical or life or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) of any Acquired Company other than as required pursuant to COBRA, the full cost of which is paid by the participant.

(i)           With respect to each Employee Benefit Plan, the Acquired Companies have provided Parent true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Employee Benefit Plan is or has been maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, any summaries of material modifications and any insurance Contracts or service provider agreements, custodial agreements, insurance policies, investment management agreements, administrative agreements and similar agreements and any amendments thereto); (ii) the three most recent annual reports, actuarial reports and/or financial reports; (iii) the most recent annual report (IRS Form 5500 series) filed with the United States Department of Labor (with all applicable attachments); (iv) the most recent determination letter, if any, received from the IRS; (v) any communication to or from any Governmental Authority or to or from any Employee Benefit Plan participant, including a written description of any oral communication; and (vi)  any notes or minutes of any meeting of any fiduciary, administrative, or other committee.

(j)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any event) (i) result in an “excess parachute payment” (within the meaning of Section 280G of the Code or any corresponding provision of state, local or foreign Law) becoming due to any current or former Service Provider, (ii) increase any benefits otherwise payable under any Employee Benefit Plan, (iii) result in any acceleration of the time of funding, payment or vesting of any such benefits, (iv) result in any Liability to Parent or any Acquired Company under any Employee Benefit Plan or agreement with any current or former Service Provider, or (v) require any notification or consultation with any union, works council, employee representative or other labor organization. None of the Acquired Companies has any obligation to “gross up” or otherwise compensate any current or former Service Provider or other Person because of the imposition of any Tax on a payment to such Person.

(k)          Each Acquired Company has, for purposes of each relevant Employee Benefit Plan, correctly classified its current and former Service Providers as common law employees, leased employees, independent contractors or agents of such Acquired Company and no Person has been an active participant in any Employee Benefit Plan subject to ERISA who was not a common law employee of an Acquired Company (or a beneficiary thereof) at the time of participation (other than with respect to continuation coverage mandated by COBRA).

(l)           None of the Employee Benefit Plans are subject to any Laws of a jurisdiction outside the United States and no Acquired Company has any plan or commitment to establish any new Employee Benefit Plan or to modify any Employee Benefit Plan.

(m)         Each Employee Benefit Plan may be terminated (in the case of each Employer Affiliate Plan, the Company’s participation in such plan) without Liability to the Acquired Companies other than ordinary administrative expenses typically associated with such a termination.

Section 3.17        Employees; Labor Relations.

(a)          Schedule 3.17(a) of the Disclosure Schedules lists each Acquired Company’s Service Providers as of the Agreement Date, setting forth the (i) the name, identification number, job title and current annual salary and other compensation payable by the Company to such Persons as of the Agreement Date, (ii) the profit sharing, bonus or other form of additional compensation paid or payable by the Company to or for the benefit of each such Person for the current fiscal year and any amounts owed in future fiscal years, (iii) leave status (including type of leave), and expected date of return for non-disability related leaves and expiration dates for disability-related leaves, (iv) whether such individual is exempt or non-exempt from overtime requirements and hours of work per week for the year ended as of September 30, 2020, and currently, (v) date of hire, (vi) base compensation rate, and commission, bonus or other incentive-based compensation (and the target bonus or other incentive-based compensation if a target exists and the range of such bonus or other incentive-based compensation) and whether such Person is retained on a salaried basis or on an hourly, piecework or other non-salaried basis, and if so, the particulars of such non-salaried basis, (vii) principal place of work, and (viii) annual vacation entitlement in the ordinary course of business consistent with past practice.

(b)         Except as set forth on Schedule 3.17(b) of the Disclosure Schedules, since September 30, 2020, no current employee of any Acquired Company has given notice of his or her intent to terminate such employment and no notice of termination has been given to any employee by any Acquired Company. Except as set forth on Schedule 3.17(b) of the Disclosure Schedules, each current employee of the Acquired Companies is an “at-will” employee who can be terminated at any time for any reason without any monetary or obligations on the part of the Acquired Companies.

(c)          No Acquired Company is a party to or obligated with respect to any Collective Bargaining Agreement or any employee benefits provided for by any such agreement. No strike or any union organizational activity or other similar occurrence (whether or not resolved) has occurred at any time during the past three years or is pending or, to the Company’s Knowledge, threatened against any Acquired Company. The Acquired Companies are not subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand any of them to bargain with any labor union or labor organization. No labor union has requested or is seeking to represent any Service Provider. There is no pending or threatened (i) labor dispute, strike or lockout involving any of the Acquired Companies’ employees, or (ii) unfair labor practice charge against any of the Acquired Companies before the National Labor Relations Board and no basis for any such charge exists.

(d)          During the past three years, each current and former employee of the Acquired Companies that has been classified as exempt from overtime requirements was, in all material respects, exempt from overtime requirements. During the past three years, each current and former Service Provider who has not been classified as an employee of the Acquired Companies was in fact not an employee of the Acquired Companies. The Acquired Companies have complied in all material respects with all Laws relating to their current and former non-employee Service Providers. During the past three years, the Acquired Companies have complied in all material respects with all Laws relating to their employees including all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and the payment and withholding of Taxes or other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from current and former employees, and there are no arrearages or delinquencies in the payment of wages, salaries, commissions, bonuses or other direct compensation, in each such case, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws.

(e)          There is no Liability of, or pending or threatened claims against, or investigations involving, any of the Acquired Companies (including workers’ compensation claims and claims or suits for contribution to, or indemnification of, third parties, occupational health and safety, environmental, consumer protection or equal employment matters) for injury, sickness, disease, discrimination, death or termination of employment services of any current or former Service Providers or other employment matter, other than as set forth on Schedule 3.17(e) of the Disclosure Schedules.

(f)           Excluding employment arrangements in the ordinary course of business for the Acquired Companies that are terminable at will without payment of any severance, except for the agreements and Contracts listed on Schedule 3.17(f) of the Disclosure Schedules (true, correct and complete copies of which agreements and Contracts have been previously delivered to Parent or, in the case of oral agreements, descriptions of which are set forth on Schedule 3.17(f) of the Disclosure Schedule), there are no other Contracts, agreements or arrangements between any of the Acquired Companies and any current or former Service Provider under which any Acquired Company has any Liability or obligation.

(g)          All current employees of the Acquired Companies have provided the Acquired Companies with legally required proof that each such Person is a citizen of, or is authorized to be employed in, the United States and the Acquired Companies are in compliance in all respects with all Laws relating to immigration and the employment of Persons who are not United States citizens. Excluding employees of Acquired Companies located in the People’s Republic of China or the Hong Kong Special Administrative Region of the People’s Republic of China and except as set forth on Schedule 3.17(h) of the Disclosure Schedules, Schedule 3.17(g) of the Disclosure Schedules lists each employee who is not a United States citizen and the work permit, visa, or other document authorizing such person to work in the United States and the expiration date thereof.

(h)          To the Company’s Knowledge, none of the Service Providers of the Acquired Companies are subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar Contracts in conflict with the business and related activities of the Acquired Companies. Except as set forth on Schedule 3.17(h) of the Disclosure Schedule, none of the Acquired Companies has received any notice alleging that any violation of any such Contracts has occurred.

Section 3.18       Related Party Transactions. Except as set forth on Schedule 3.18 of the Disclosure Schedules, no Related Party (a) has any direct or indirect interest in any asset used in or otherwise relating to any Acquired Company or their businesses, (b) is indebted to any Acquired Company, (c) has entered into, or has had any direct or indirect financial interest in, any Contract, transaction or business dealing involving any Acquired Company (other than Contracts related to their employment as an officer or service as a director, including employment confidentiality, assignment of inventions, stock options and similar agreements), (d) is competing, directly or indirectly, with any Acquired Company, (e) is a member, manager, director, officer or employee of, or consultant to, or owns, directly or indirectly, any interest in, any vendor, supplier or customer of any Acquired Company, or is in any way associated with or involved in the businesses of the Acquired Companies (except in his or her official capacity as a director, officer or employee of an Acquired Company, as the case may be), (f) has any interest in or has filed any application with respect to any Intellectual Property of any Acquired Company which arises out of or relates to any Acquired Company, or (g) has any claim or right against any Acquired Company (other than rights to receive compensation for, or expense reimbursement in connection with, services performed as an employee or director). Each Acquired Company does not share any facilities or equipment with any Related Party, and each Acquired Company does not purchase or provide assets or services for any business conducted by any Related Party. For the past three years there has not been, and there is not currently, pending or threatened, any Proceeding against any current or former Related Party with respect to which an Acquired Company has an indemnification obligation.

Section 3.19        Real Property.

(a)          The Company does not own any real property.

(b)         Schedule 3.19(b) of the Disclosure Schedules sets forth a complete list, including an address of each leasehold or subleasehold estate or other right to own, use or occupy any interest in real property held by any Acquired Company (the “Real Property”) and the Real Property Leases (including all amendments, guaranties and other agreements with respect thereto) relating to each such Real Property. With respect to all Real Property, (i) the relevant Acquired Company’s possession and quiet enjoyment under the applicable Real Property Lease has not been disturbed, (ii) no Acquired Company has subleased, licensed or otherwise granted any person the right to use or occupy any Real Property or any portion thereof, (iii) the Real Property is in good condition and repair and is sufficient for the operation of the businesses of the Acquired Companies as currently conducted, (iv) the relevant Acquired Company has obtained or has the benefit of valid and legal land use rights and building ownership rights in relation to the relevant Real Property, (v) the title certificate(s) in respect of the relevant Real Property are valid and remain in full force and effect, and (vi) to the Company’s Knowledge, no third party holds any outstanding options, rights of first offer or rights of first refusal to purchase the Real Property. The Acquired Companies do not owe any brokerage commissions or finder’s fees with respect to any such Real Property Leases.

(c)          The Real Property comprises all of the real property that is used in or otherwise related to the businesses of the Acquired Companies. The Real Property is in good condition and repair and is sufficient for the operation of the businesses of the Acquired Companies as currently conducted. No Acquired Company has received any written notice from any insurance company or board of fire underwriters of any defects or inadequacies that could adversely affect the insurability of any Real Property or requesting the performance of any material work or alteration with respect to any Real Property. To the Knowledge of the Company, there is no pending or threatened condemnation, expropriation or other governmental taking of any part or interest in any Real Property.

Section 3.20        Suppliers and Customers.

(a)          Schedule 3.20(a) of the Disclosure Schedules contains a true, complete and accurate list of (i) the 10 largest suppliers to the Acquired Companies, taken as a whole, (excluding utilities) by the aggregate dollar value of purchases by the Acquired Companies, taken as a whole, during each of (A) the 12 month period ended on December 31, 2019, and (B) the nine month period ended September 30, 2020 (each a “Top Supplier”) and (ii) with respect to each Top Supplier such aggregate dollar value of purchases. During the prior twelve (12) months, no Top Supplier has terminated or adversely modified the amount, frequency or terms of the business such Top Supplier conducts with any Acquired Company. No Acquired Company has received any written notice, nor does the Company have any Knowledge, that any Top Supplier intends to terminate or adversely modify the amount, frequency or terms of the business such Top Supplier conducts with any Acquired Company. None of the Acquired Companies has any outstanding dispute with a Top Supplier, and the Company has no actual (i.e., not constructive) knowledge of any dissatisfaction on the part of any Top Supplier.

(b)          As of the Agreement Date, the Company has no customers.

Section 3.21       Insurance Policies. Schedule 3.21(a) of the Disclosure Schedules contains a true, complete and accurate list of all insurance policies to which any Acquired Company is a party or which provide coverage to or for the benefit of or with respect to any Acquired Company or any Service Provider in his or her capacity as such (the “Insurance Policies”), indicating in each case the type of coverage, name of the insured, the insurer, the expiration date of each policy and the amount of coverage. True, complete and accurate copies of all such Insurance Policies have been provided or made available to Parent. Each Insurance Policy is in full force and effect and shall remain in full force and effect in accordance with its terms as of immediately following the Closing except as otherwise set forth in Schedule 3.21(b). The Acquired Companies are current in all premiums or other payments due under the Insurance Policies and have otherwise complied with all of their material obligations under each Insurance Policy. During the past three years, no Acquired Company has been refused any insurance by, nor has coverage been limited by, any insurance carrier with which any Acquired Company has carried insurance or any other insurance carrier to which any Acquired Company has applied for insurance, and no insurer has issued a reservation of rights or denial of coverage for claims or incidents which could give rise to a claim under any Insurance Policy. No Insurance Policy provides for any retrospective premium adjustment or other experience based liability on the part of any Acquired Company.

Section 3.22       Bank Accounts. Schedule 3.22 of the Disclosure Schedules is a true, complete and accurate list of each bank or financial institution in which any Acquired Company has an account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the number of each such account or box, and the names of all persons authorized to draw thereon or to having signatory power or access thereto.

Section 3.23       No Brokers or Finders. None of the Acquired Companies or any of their Affiliates has retained any broker or finder, agreed to pay or made any statement or representation to any Person that would entitle such Person to, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 3.24        International Trade Laws.

The Acquired Companies have, at all times as to which the applicable statute of limitations has not yet expired, conducted its transactions in accordance with all applicable International Trade Laws in all respects. Without limiting the foregoing:

(a)          the Acquired Companies have obtained, and are in compliance in all respects with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and re-export of products, services, Software and technologies and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b)          there are no pending or to the Knowledge of the Company threatened claims against any Acquired Company with respect to such Export Approvals;

(c)          to the Knowledge of the Company there are no actions, conditions or circumstances pertaining to the Acquired Companies’ import or export transactions that may give rise to any future claims;

(d)          no Export Approvals with respect to the transactions contemplated hereby are required;

(e)          none of the Acquired Companies, their Affiliates, their respective directors or officers, nor to the Knowledge of the Company any employees or agents of Acquired Companies is a Sanctions Target;

(f)           since January 1, 2015, no Acquired Company has received written notice to the effect that a Governmental Authority claimed or alleged that any Acquired Company was not in compliance with International Trade Laws; and

(g)          none of the Acquired Companies nor any of their Affiliates has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any Governmental Authority regarding any past violations of International Trade Laws.

Section 3.25       Government Contracts. Except as set forth in Schedule 3.25 of the Disclosure Schedules, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Company:

(a)          has complied with all Laws applicable and pertaining to each Government Contract and each Government Bid;

(b)         has not submitted any invoices or made any statements, representations, or certifications to any Governmental Authority with respect to any Government Contract or Government Bid that were not correct, current and complete as of their submission date;

(c)          has not received written notice; (i) of any termination for convenience, termination for default, cure notice or show of cause notice that is currently in effect or has been threatened with respect to any Government Contract or Government Bid; (ii) that any cost incurred or invoice rendered pertaining to any Government Contract is currently being disallowed, questioned or challenged by any Governmental Authority; (iii) of any pending or threatened claims or disputes against any Acquired Company, or any of its subsidiaries by any Governmental Authority or by any prime contractor, higher tier or lower tier subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid; (iv) of any actual or proposed suspension or debarment of any Acquired Company or any of its managers, directors or officers, employees, consultants or agents; or (v) that any cost accounting systems or procurement systems or the associated entries reflected in any Acquired Company’s financial records with respect to any Government Contract or Government Bid are not in compliance with applicable Laws and contract obligations;

(d)          has no organizational conflicts of interest with respect to any Government Contract or Government Bid; and

(e)          has all permits, authorizations, and access passes or other documents required to perform each Government Contract for which such documents are required to access or provide delivery or other services in relation to any government facility, base, port or other government controlled location.

Section 3.26       Anti-Money Laundering. Each Acquired Company has in place, adheres to and maintains (and since January 1, 2018, has had in place, adhered to and maintained) policies and procedures designed to ensure at all times compliance with all Anti-Money Laundering Laws and guidelines applicable to such Acquired Company, and no Proceeding by or before any Governmental Authority against or affecting any Acquired Company, or any assets or properties of any Acquired Company with respect to such Laws or guidelines, is pending or, to the Knowledge of the Company, threatened.

Section 3.27       Anticorruption; Improper Payments. Since January 1, 2018, none of the Acquired Companies, nor, to the Knowledge of the Company, any Representative or any other Person authorized to act on behalf of the Acquired Companies, has, directly or indirectly, taken any action that would cause any Acquired Company to be in violation of any applicable Improper Payment Laws. Without limiting the generality of the foregoing, since January 1, 2018, each Acquired Company has not violated and is not in violation of, in any material respect, the U.S. Anti-Kickback Statute (42 U.S.C. Section 1302a-7(b)), the Federal False Claims Act (31 U.S.C. Sections 3729, et seq.) or any related or similar Law. None of the Acquired Companies, nor any Shareholder, nor any of their respective Affiliates, nor, to the Knowledge of the Company, any Persons acting on their behalf have received any notice or communication from any Person that alleges, nor been involved in any internal investigation involving any allegations relating to potential violation by any Acquired Company of any Improper Payment Laws, nor have received a request for information from any Governmental Authority related to any Acquired Company regarding Improper Payment Laws. None of the Acquired Companies has employed or retained, directly or indirectly, a Government Official or a family member of a Government Official. No Government Official has, directly or indirectly, the right of control over, or any beneficial interest in, any Acquired Company. Each Acquired Company maintains compliance policies, procedures, and internal controls reasonably calculated to promote compliance with the Improper Payment Laws. Each Acquired Company further agrees that should it learn of any violations of the Improper Payment Laws by any Acquired Company, it will promptly advise Parent of such knowledge.

Section 3.28        FDA Compliance; Permits; Restrictions.

(a)          Each Acquired Company is, and since January 1, 2018 has been, in compliance with all applicable Laws, including the regulations adopted thereunder, and any other similar Law administered or promulgated by a Drug Regulatory Agency. There is no agreement, judgment, injunction, order or decree binding upon any Acquired Company which (i) has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of any Acquired Company, any acquisition of material property by any Acquired Company or the conduct of business by any Acquired Company as currently conducted, or (ii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger.

(b)          There are no Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by any Acquired Company of the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration (“FDA”) regulations adopted thereunder, or any other similar Law administered or promulgated by the FDA or other comparable Governmental Authority responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(c)          Each Acquired Company holds all required Government Approvals issuable by any Drug Regulatory Agency material to the conduct of the business of such Acquired Company as currently conducted (collectively, the “Company Regulatory Permits”). No such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning letter, untitled letter or other written notice of violation letter from the FDA.

(d)          All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, any Acquired Company, or in which any Acquired Company or its current products or product candidates have participated were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of any Acquired Company has been terminated or suspended prior to completion for reasons of lack of safety or non-compliance with applicable Laws. Each Acquired Company is not the subject of any pending or threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. No Acquired Company has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither the Acquired Companies nor any of their officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of its business or products are pending or threatened against any Acquired Company or any of their officers or employees.

Section 3.29         Assets.

(a)          The Acquired Companies own, and immediately following the Closing will continue to own, good and marketable title to, or a valid right to use, all of the tangible assets and property used or held for use in connection with their businesses (the “Assets”), free and clear of any and all Liens (other than Permitted Liens). The tangible assets and property to which the Acquired Companies have good and marketable title to, or a valid right to use, are all the assets and property that are necessary to enable the businesses of the Acquired Companies to be conducted immediately after the Closing in the same manner as the businesses of the Acquired Companies have been conducted since December 31, 2019.

(b)          All items of tangible personal property with a value of $50,000 or more owned or leased by any Acquired Company are in good operating condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently being used. Excluding equipment used by employees teleworking and remote working, none of the personal or movable property constituting Assets is located other than at the Real Property.

Section 3.30       No Other Representations. Except for the representations and warranties contained in this Article III (as modified by the Disclosure Schedule), (a) neither the Acquired Companies nor any other Person makes or has made any other representation or warranty, express or implied, at law or in equity, with respect to the Acquired Companies or its businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), and the Acquired Companies disclaim any and all other representations or warranties, whether made by the Acquired Companies or any of its Affiliates, direct or indirect stockholders, officers, directors, employees, agents or representatives, and no such Person has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and (b) the Acquired Companies hereby disclaims all liability and responsibility for any representation, warranty, projection or forecast of any kind (including, without limitation, forecasts, projections or budgets for financial performance such as revenues, expenses or EBIDTA), budget statement or information made, communicated or furnished (whether orally or in writing, in any data room relating to the Merger, in management presentations, in memoranda, in marketing materials, in functional “break-out” discussions, in responses to questions or requests submitted by or on behalf of Parent or in any other form in consideration or investigation of the Merger) to Parent or its Affiliates or representatives.

Section 3.31        Due Diligence Investigation. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, the Company has relied solely upon the representations and warranties of Parent and Merger Sub set forth in Article IV (and acknowledges that such representations and warranties are the only representations and warranties made by Parent and Merger Sub) and has not relied upon any other information provided by, for or on behalf of Parent and Merger Sub or their respective Representatives to any Acquired Company in connection with the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as of the Agreement Date and as of the Closing as follows:

Section 4.1         Organization; Authorization. Each of Parent and Merger Sub is a corporation duly organized, incorporated (in the case of the Merger Sub), validly existing and in good standing (except to the extent that the failure to be in good standing would not be material to Parent or Merger Sub, as applicable) under the Laws of the State of Delaware and the Cayman Islands, respectively, and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to be executed and delivered thereby, to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is or will be a party have been duly and properly authorized by all requisite corporate action in accordance with applicable Law and with its organizational documents. This Agreement and each of the Ancillary Agreements to which either Parent and Merger Sub is or will be a party have been or will be duly executed and delivered by Parent and Merger Sub, as applicable, and constitute the legal, valid and binding obligation of Parent or Merger Sub, as applicable, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

Section 4.2         No Violation. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby will not:

(a)          violate, contravene or conflict with any Law or Order;

(b)          violate, contravene or conflict with any provision of the charter documents, bylaws or similar organizational documents of Parent or Merger Sub; or

(c)          violate, contravene or conflict with any resolution adopted by the board of directors or shareholders of Parent or Merger Sub.

Section 4.3          Consents and Approvals. Subject to obtaining any Government Approval required under the HSR Act, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person is required to be made or obtained by Parent or Merger Sub in connection with the authorization, execution, delivery and performance by Parent or Merger Sub of this Agreement and the Ancillary Agreements to which Parent and/or Merger Sub is a party, or the consummation by Parent or Merger Sub of the transactions contemplated hereby and thereby. Merger Sub has created no fixed or floating security interests that are or will be outstanding as at the Effective Time.

Section 4.4         Litigation. There are no Proceedings pending, or to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub, or any properties or rights of Parent or Merger Sub, that questions or challenges the validity of this Agreement or the Ancillary Agreements, nor any action taken or to be taken by Parent or Merger Sub pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby, and neither Parent nor Merger Sub knows of any such Proceeding that may be asserted.

Section 4.5          No Brokers or Finders. None of Parent or any Affiliate thereof has retained any broker or finder, made any statement or representation to any Person that would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 4.6          Valid Issuance. The shares of Parent Common Stock to be issued pursuant to this Agreement or the Earn-Out Agreement are duly authorized and will, when issued in accordance with the provisions of this Agreement or the Earn-Out Agreement, be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by Parent other than restrictions on transfer provided for in this Agreement and the Ancillary Agreements, as applicable.

Section 4.7          Certain Additional Matters.

(a)          Parent has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by the Parent under the Securities Act and the Exchange Act for the two years preceding the Agreement Date (or such shorter period as Parent was required by Law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and as in effect as of such dates, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Parent included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Parent and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments.

(b)          Parent is in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the Agreement Date, and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the Agreement Date and as of the Closing Date. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent’s most recently filed quarterly report on Form 10-Q or annual report on Form 10-K, as applicable, and the statements contained in such certifications were complete and correct as of the dates they were made.

(c)          As of February 5, 2021, except (i) as set forth in the organizational documents of Parent, (ii) as set forth in the SEC Reports, (iii) for the shares of Parent Common Stock issuable pursuant to Article II of this Agreement (including any such shares that may become issuable pursuant to the Earn-Out Agreement), (iv) for employee stock options under Parent’s stock option plans, the issuance of shares of Parent Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents (as defined below) outstanding as of such date, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of Parent Common Stock, or contracts, commitments, understandings or arrangements by which Parent is or may become bound to issue additional shares of Parent Common Stock. “Common Stock Equivalents” means any securities of the Parent or its Subsidiaries which would entitle the holder thereof to acquire at any time Parent Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Parent Common Stock.

Section 4.8         Due Diligence Investigation. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Parent and Merger Sub have relied solely upon the representations and warranties of the Acquired Companies set forth in Article III (and acknowledges that such representations and warranties are the only representations and warranties made by the Acquired Companies) and have not relied upon any other information provided by, for or on behalf of the Acquired Companies or its Representatives to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

ARTICLE V
PRE-CLOSING COVENANTS

Section 5.1          Conduct of Business Prior to the Closing.

(a)          During the period from the Agreement Date until the earlier of (i) the Effective Time or (ii) the date this Agreement is terminated in accordance with its terms (such period, the “Pre-Closing Period”), unless otherwise consented to in writing by Parent, the Company shall, and shall cause each of the other Acquired Companies to, (A) operate their respective businesses only in the ordinary course of business consistent with past practice, (B) preserve substantially intact their business organization and Assets, (C) preserve the current relationships of the Acquired Companies with suppliers and other Persons with which any of the Acquired Companies has significant business relations, (D) except with respect to the Assumed Indebtedness and the Closing Date Indebtedness, pay all Indebtedness, Taxes and other obligations when due and (E) keep and maintain their respective tangible Assets in good repair and normal operating condition, ordinary wear and tear excepted.

(b)          Without limiting the generality of the foregoing, except as consented to in writing by Parent, during the Pre-Closing Period, the Company shall not, and shall not permit any of the other Acquired Companies to:

(i)          amend or otherwise change the memorandum of association, certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Acquired Companies, or create or form any Subsidiary;

(ii)         issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or alter or modify the rights or obligations of its Equity Securities or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire its capital stock or any other ownership interests or equity-based rights of the Acquired Companies; provided, however, that the Company may issue shares Company Ordinary Shares upon the valid exercise of Company Options outstanding as of the Agreement Date;

(iii)        redeem, purchase or otherwise acquire, directly or indirectly, any of the Equity Securities of the Acquired Companies;

(iv)        declare, set aside or pay any dividend or other distribution in respect of any of Equity Securities of the Acquired Companies;

(v)         effect any recapitalization, reclassification, stock split, reverse stock split or like change in the capitalization of the Acquired Companies;

(vi)        sell, transfer, deliver, lease, license, sublicense, mortgage, pledge, encumber, impair or otherwise dispose of (in whole or in part), or create, incur, suffer to exist, assume or cause to be subjected to any Lien (other than Permitted Liens) on, any of the Assets or rights of the Acquired Companies (including any Intellectual Property or accounts receivable), except for any Assets or rights having a value of less than $50,000, individually, or $150,000, in the aggregate;

(vii)       (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or organize any Person, joint venture or any business organization or division thereof, (B) acquire any rights, assets or properties other than in the ordinary course of business consistent with past practice or (C) acquire any Equity Securities of any Person;

(viii)      (A) incur, forgive, guarantee or modify any Indebtedness (except as contemplated by Section 5.11), (B) enter into any off-balance sheet financing arrangement, or (C) make any loans or advances, except to employees of the Acquired Companies for expenses incurred in the ordinary course of business consistent with past practice;

(ix)         make any capital expenditures or enter into any Contract to make capital expenditures outside of the ordinary course of business consistent with past practice;

(x)          except as required pursuant to the terms of any Employee Benefit Plan, (A) increase the compensation or fringe benefits of any Service Provider, (B) hire or offer to hire any new Service Providers (except for new hires made in the ordinary course of business consistent with past practice all of whom shall be “at-will” employees who can be terminated at any time for any reason without any monetary or obligations on the part of any Acquired Company) or terminate the employment of any Service Provider other than for “cause” consistent with past practice or encourage any Service Provider to resign from any Acquired Company, (C) grant any severance or termination pay (in cash or otherwise) to any current or former Service Provider, except pursuant to any Contract or Employee Benefit Plan in effect on the Agreement Date in connection with the termination of any such Service Provider or increase severance or termination pay, (D) establish, adopt, enter into, amend or terminate (or grant any waiver or consent under) any Employee Benefit Plan, except for any amendments required by ERISA or the Code or other applicable Law, or (E) grant any equity or equity-based awards or stock-based rights or accelerate the vesting schedule of any such awards or rights (except (1) issuances of stock options prior to the Closing Date to newly hired employees in the ordinary course of business consistent with past practice and (2) as required by the terms of such agreements outstanding on the Agreement Date);

(xi)        enter into or amend any Collective Bargaining Agreement;

(xii)       except as required by GAAP, change any financial accounting policies, procedures, methods or practices (including with respect to reserves, revenue recognition, inventory control, prepayment of expenses, cash management practices, timing and efforts for payments of accounts payable and collection of accounts receivable);

(xiii)      (A) enter into any Contract that if entered into prior to the Agreement Date would be a Material Contract required to be listed on Schedule 3.10 of the Disclosure Schedules, or (B) modify, amend, extend or supplement in any respect, transfer or terminate or fail to renew any Material Contract listed (or that if entered into prior to the Agreement Date would be a Contract required to be listed) on Schedule 3.10 of the Disclosure Schedules or waive, release or assign any rights or claims thereto or thereunder;

(xiv)      (A) make or change any Tax election or change any method of Tax accounting, (B) settle or compromise any material Tax Liability or claim, (C) file any amended Tax return, (D) enter into any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) relating to any Tax, (E) agree to an extension of a statute of limitation in respect of Taxes, (F) surrender any right to claim a Tax refund, (G) file any Tax Return in a jurisdiction where such Acquired Company did not file a Tax Return of the same type in the immediately preceding Tax period, except as required by applicable law, or (H) prepare any Tax Return in a manner inconsistent with past practices with respect to the treatment of items on prior Tax Returns, except to the extent reasonably determined to be required by a change in applicable law;

(xv)       other than in the ordinary course of business consistent with past practice, pay, discharge, satisfy, settle or otherwise compromise any Proceeding or waive, assign or release any rights or claims;

(xvi)      commence a lawsuit other than (A) in the ordinary course of business consistent with past practice and (B) in such cases where it in good faith determines that failure to commence suit would result in the impairment of a valuable aspect of its business or result in a loss of rights of substantial value, provided that it consults with Parent prior to the filing of such a lawsuit;

(xvii)     other than as permitted under Section 5.1(b)(x), engage in, enter into or modify or amend any agreement, Contract, transaction or other arrangement with, directly or indirectly, any Related Party;

(xviii)    terminate, amend or fail to renew or preserve any material Permit;

(xix)       terminate, amend, fail to renew or preserve, or permit to lapse or enter the public domain, any Intellectual Property of the Acquired Companies, except for amendments to registered or applied for Intellectual Property of the Acquired Companies completed in the ordinary course of business consistent with past practice;

(xx)        permit the lapse of any existing insurance policy relating to the business or Assets of the Acquired Companies;

(xxi)       make any material changes in any Acquired Company’s practices and policies relating to manufacturing, purchasing, inventory management, marketing, selling or pricing;

(xxii)      take or omit to take any action (or permit any Affiliate or Representative of any Acquired Company to take or omit to take any action) that would, or could reasonably be expected to, (A) result in any of the Company’s representations and warranties set forth in this Agreement or any certificate delivered in connection with the Closing being or becoming untrue or (B) result in a failure to satisfy any of the conditions set forth in Article VII;

(xxiii)     commence any proceeding for any voluntary liquidation, dissolution, or winding up of the Acquired Companies, including initiating any bankruptcy proceedings on their behalf; or

(xxiv)     authorize any of the foregoing, enter into an agreement to do any of the foregoing, or agree or enter into any Contract to do any of the foregoing.

Nothing set forth in this Section 5.1(b) shall be deemed to require the consent of Parent to be obtained with respect to the continued performance of the Company pursuant to Contracts effective as of the Agreement Date, except to the extent such performance would result in a breach of this Section 5.1(b).

Section 5.2          Access. During the Pre-Closing Period:

(a)          Except to the extent prohibited by applicable Law, the Company shall provide, and cause the other Acquired Companies, and its and their Service Providers, attorneys, accountants and other agents to provide, to Parent and its accounting, legal and other representatives, as well as their respective officers, employees, Affiliates and other agents, access (including for purposes of conducting Phase I environmental site assessments and limited reviews of compliance with Environmental and Safety Requirements) at all reasonable times and during normal business hours, upon reasonable notice, to the Acquired Companies’ facilities and personnel and to business, financial, legal, tax, compensation and other data and information concerning the Acquired Companies’ affairs and operations as Parent deems reasonably necessary or advisable. Notwithstanding the foregoing, the Company shall not be required to provide access to any information to the extent that it reasonably believes that it may not provide to Parent by reason of contractual confidentiality undertakings with a third party in effect as of the Agreement Date or attorney client privilege; provided, however, that the Company shall advise Parent that the Company is withholding such information and shall use its reasonable best efforts to promptly communicate to Parent or its applicable representatives the substance of any such materials, whether by redacting parts of such materials or otherwise, so that disclosure would not violate such confidentiality obligations or attorney client privilege.

(b)          Upon Parent’s request, Parent and its Representatives shall be provided with reasonable access to the Acquired Companies’ suppliers, distributors, agents, consultants and any third party who may interact with a Governmental Authority on any Acquired Company’s behalf, provided that such access shall require the consent (not be unreasonably withheld, conditioned or delayed) of the Shareholders’ Representative and the Shareholders’ Representative shall be entitled to participate in any discussions.

(c)          The Company shall report to Parent, as and when reasonably requested, concerning the status of the operations, finances and affairs of the Acquired Companies and deliver to Parent periodic financial reports in the form that it customarily prepares for its internal purposes and, if available, unaudited statements of the financial position of the Acquired Companies as of the last day of such calendar month and statements of income and changes in financial position of the Acquired Companies for the calendar month then ended. Such interim financials shall (i) be prepared in the same format as the Financial Statements, and (ii) in all material respects (A) be consistent with, and prepared from, the books and records of the Acquired Companies, (B) present fairly the assets, liabilities and financial condition of the Acquired Companies as of such dates and the results of operations of the Acquired Companies for such periods, and (C) have been prepared in accordance with GAAP, applied using the same accounting practices, policies, principles and methodologies used in the preparation of the Financial Statements, except for (1) normal year-end adjustments (none of which would be material) and (2) omission of notes and schedules required by GAAP.

(d)          Information provided to Parent or its Representatives under this Section 5.2 shall, to the extent applicable, be subject to the terms of that certain Mutual Confidentiality Disclosure Agreement, dated February 24, 2020, between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall be deemed terminated in all respects. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 5.3          Notification of Certain Matters; Supplements to Disclosure Schedules.

(a)          The Company shall give prompt written notice to Parent of (i) the occurrence or non-occurrence of any Event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement, if made on or immediately following the date of such Event, untrue or inaccurate in any material respect, (ii) the occurrence of any Event that, individually or in combination with any other Events, has had a Company Material Adverse Effect, (iii) any failure of any Acquired Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any Event that would otherwise result in the nonfulfillment of any of the conditions to Parent’s and Merger Sub’s obligations hereunder, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or (v) any Proceeding pending or, to the Knowledge of the Company, threatened against a Party or the Parties relating to the transactions contemplated by this Agreement or the Ancillary Agreements, in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII impossible or materially less likely.

(b)          During the Pre-Closing Period, the Company shall have the right (but not the obligation) to update the Disclosure Schedules to the extent information contained therein or any representation or warranty of the Acquired Companies becomes untrue, incomplete or inaccurate after the Agreement Date due to events or circumstances occurring after the Agreement Date. Notwithstanding anything to the contrary herein, no notice delivered, including any updates to the Disclosure Schedules pursuant to this Section 5.3(b), nor any other information Parent may otherwise obtain from any Acquired Company or other Person, shall be deemed to cure any breach of any representation, warranty, covenant or agreement of any Acquired Company contained in this Agreement or any Ancillary Agreement or have any effect for any purposes under this Agreement or any Ancillary Agreement, including determining the compliance by any Acquired Company with any covenant set forth herein, the satisfaction of the conditions set forth in Section 7.3, any right of Parent to terminate this Agreement under Section 8.1 or any Indemnified Party’s rights to indemnification pursuant to Section 9.2; provided, that solely with respect to updates of the specified schedules set forth on Schedule 9.5(a), such updates shall operate to amend the specific representation in Article III to which such schedule relates (but will not operate to amend any other representation in Article III) solely for the purpose of satisfying the conditions set forth in Section 7.3 and not for any other purpose.

Section 5.4          Exclusivity. During the Pre-Closing Period, the Company shall not (and the Company shall cause its Affiliates and Representatives not to), directly or indirectly: (a) solicit, initiate or knowingly encourage (including by way of furnishing any information relating to the Acquired Companies), or knowingly induce or knowingly take any other action which could reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or could reasonably be likely to lead to, an Acquisition Proposal; (b) other than informing Persons of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to knowingly facilitate or knowingly induce any effort or attempt to make or implement an Acquisition Proposal; (c) approve, endorse, recommend or enter into any Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement; or (d) agree, resolve or commit to do any of the foregoing. The Company agrees to notify Parent promptly (and in all cases within twenty-four (24) hours) in writing if any Person makes any proposal, offer, inquiry or contact with respect to an Acquisition Proposal and provide Parent with a description of the material terms and conditions thereof, including the identity of such Person. The Company shall immediately cease and cause to be terminated any existing discussions with any Person (other than Parent) concerning any proposal relating to an Acquisition Proposal. With respect to the Persons with whom discussions or negotiations have been terminated, the Company shall use its commercially reasonable efforts to obtain the return or destruction of, in accordance with the terms of any applicable confidentiality agreement, any confidential information previously furnished to any such Person by the Company or any of its Representatives. The Company shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, without the prior written consent of Parent.

Section 5.5          Efforts to Close; Consents and Filings.

(a)          Each Party shall use reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and Orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) promptly, and in any event within 10 Business Days, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other filings and submissions that may be required under any other applicable Antitrust Laws. None of the parties shall knowingly take, cause or permit to be taken any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)          The Company shall give promptly such notice to third parties and use commercially reasonable efforts to obtain such third party consents as Parent may in its sole discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(c)          Unless prohibited by applicable Law or by the applicable Governmental Authority, each of Parent and the Acquired Companies shall use good faith efforts (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority in respect of this Agreement and the Ancillary Agreements without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (iii) to provide each other with a reasonable advance opportunity to review and comment upon communications with a Governmental Authority, (iv) to promptly provide each other with copies of all written communications to or from any Governmental Authority, and (v) in the event one such party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party reasonably apprised with respect thereto.

(d)          Notwithstanding anything herein to the contrary, Parent shall not be required to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets of Parent, the Acquired Companies or any of their respective Affiliates or (ii) limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Acquired Companies or any of their assets or businesses or any of Parent’s or its Affiliates’ other assets or businesses.

Section 5.6         Shareholder Approval. Promptly following, but in any event no later than the fifth Business Day following the Agreement Date, the Company shall convene and hold an extra-ordinary general meeting of the Shareholders and a class meeting of the holders of the Company Preferred Shares for the purpose of approving the Merger. The Company shall afford Parent the opportunity to review and comment upon the notice of such meeting and any circular to the Shareholders or other documents or information (all such notices, documents and information being referred to collectively as the “Shareholder Materials”) (not previously approved by Parent), which shall be reasonably satisfactory in form and substance to Parent prior to them being delivered to such Shareholders. The Company covenants and agrees to ensure that the Shareholder Materials comply in all respects with the Company Charter, the Companies Act and other applicable Laws and do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.7          D&O Indemnification.

(a)          From and after the Effective Time, Parent shall cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any agreement of the Company in effect on the Agreement Date and set forth on Schedule 5.7(a), copies of which have been made available to Parent, providing for the indemnification of its officers, directors or employees (the current and former officers, directors and employees of the Company, and all other persons entitled to be indemnified pursuant to such provisions or agreements, being referred to collectively as the “D&O Indemnified Parties”). Parent shall cause the memorandum and articles of association of the Surviving Company to contain provisions no less favorable with respect to exculpation from liability set forth in the Company Certificate immediately prior to the execution and delivery of this Agreement, and, until the sixth (6th) anniversary of the Effective Time, Parent shall not permit any of such provisions to be amended, repealed or otherwise modified after the Effective Time in any manner that could adversely affect the rights thereunder of any D&O Indemnified Party, except to the extent required by applicable Law.

(b)         Without limiting the effect of Section 5.7(a), during the period commencing on the Closing Date and ending on the sixth (6th) anniversary of the Effective Time, Parent shall indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, demands, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission on the part of a director, officer or employee of the Company (regardless of whether such action or omission, or alleged action or omission, occurred prior to, on or after the Agreement Date but in any event prior to the Effective Time) that the Acquired Companies would have been permitted under applicable Law and their respective articles of association, certificate of incorporation or similar organizational documents in effect on the Agreement Date and set forth on Schedule 5.7(b), copies of which have been made available to Parent, to indemnify such D&O Indemnified Party.

(c)          Prior to the Closing, the Company shall purchase a six year prepaid “tail policy” for directors’ and officers’ liability insurance, for the benefit of the D&O Indemnified Parties, which policy shall provide for the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policy in effect as of the Agreement Date (the “D&O Policy”). The cost of such policy shall be paid 50% by the Company (which shall be included in the Transaction Expenses) and 50% by Parent (“the “Parent D&O Amount”); provided, that in no event shall the Parent D&O Amount exceed $31,826.50. Parent shall use commercially reasonable efforts to cause the Company to maintain the D&O Policy in full force and effect for the full term of such policy. For the avoidance of doubt, “commercially reasonable efforts” for purposes of the immediately preceding sentence shall in no event include the payment by Parent or its Affiliates of any additional premium or other amounts.

(d)          Parent and the Surviving Company jointly and severally agree to pay all reasonable expenses, including attorneys’ fees, that may be incurred by the D&O Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.7.

(e)          If Parent or the Surviving Company or any of the successors or assigns of Parent or the Surviving Company: (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its assets to any other Person, then proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company (as the case may be) shall assume all of the obligations set forth in this Section 5.7(e).

(f)           This Section 5.7(f): (i) shall survive the consummation of the Merger and the Effective Time; (ii) is intended for the benefit of, and will be enforceable by, each D&O Indemnified Party and his or her heirs and representatives; and (iii) shall be binding on all successors and assigns of Parent and the Surviving Company.

Section 5.8          Section 280G. The Company shall, no later than five (5) days prior to the Closing, (a) obtain waivers of any “excess parachute payment” (within the meaning of Code Section 280G) from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement and any Ancillary Agreement that would be deemed to constitute “excess parachute payments” (within the meaning of Code Section 280G excluding any payments to be made at the direction of the Parent), and (b) solicit the approval of the shareholders of the Company in a manner that complies with Code Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of all payments and/or benefits (including payments and benefits waived pursuant to the preceding clause) that would, as a result of, or in connection with, the transactions contemplated by this Agreement and any Ancillary Agreement, be deemed to constitute “excess parachute payments.” To the extent required to comply with the provisions of the preceding sentence, the Company shall deliver, among other items, to its shareholders a disclosure statement intended to satisfy the shareholder approval requirements of Section 280G(b)(5)(B) of the Code. The form of waiver, solicitation of approval, and disclosure materials shall be subject to the approval of the Parent, such approval not to be unreasonably withheld, conditioned or delayed.

Section 5.9          Reserved.

Section 5.10        Financial Statements.

(a)          The Company shall prepare and deliver to Parent by the Closing Date unaudited financial statements of the Company (on a consolidated basis) for the three month period ended March 31, 2021 and March 31, 2020 (the “Rule 3-05B Unaudited Financial Statements”), which shall have been reviewed by the Company’s auditors and shall be in form and substance reasonably acceptable to Parent. The Company shall reasonably cooperate with Parent regarding other financial information relating to the Company that Parent determines may be required in connection with any filing with the SEC by Parent after the Closing.

(b)          Whether or not Parent is ultimately required to file audited financial statements of the Company (on a consolidated basis) for the year ended December 31, 2020 (the “Rule 3-05B Audited Financial Statements”) with the SEC under applicable Law, all reasonable out-of-pocket costs, fees and expenses incurred by the Company in connection with the preparation of the Rule 3-05B Audited Financial Statements and the audit opinion of BDO LLP with respect to the Rule 3-05B Financial Statements, including any such costs, fees and expenses paid or payable to third party consultants (in each case, without markup and on a pass-through basis), shall be paid 50% by Parent and 50% by the Company (the “Rule 3-05B Fees”), which fees shall be set forth in the Certified Closing Report; provided, however, that Parent’s portion of the Rule 3-05B Fees shall not exceed $66,114.23.

Section 5.11       Indebtedness· During the Pre-Closing Period, the Company shall, and shall cause the Acquired Companies and its and their respective Representatives to, extend the maturity dates under the applicable Contracts of the Indebtedness of the Acquired Companies, in each case as set forth on Schedule 5.11, to a date not earlier than the extended maturity date set forth on such schedule (collectively, the “Debt Extensions”); provided, that the Debt Extensions shall not materially alter the terms of such Contracts of the Indebtedness of the Acquired Companies as set forth on Schedule 5.11.

ARTICLE VI
OTHER COVENANTS AND AGREEMENTS

Section 6.1          Agreements Regarding Tax Matters.

(a)          Preparation and Filing of Tax Returns.

(i)          The Shareholders’ Representative or its designee shall timely prepare or cause to be prepared and file or cause to be filed, at the Shareholders’ expense, all Income Tax Returns of the Acquired Companies with respect to any taxable period ending on or before the Closing Date and which are first due after the Closing Date, which Income Tax Returns shall be reasonably satisfactory to Parent (as provided below). All such Tax Returns shall be prepared in accordance with applicable Law and the applicable Acquired Company’s past practice (provided that such past practice is consistent with applicable Law). The Shareholders’ Representative or its designee shall provide or cause to be provided each such Tax Return to Parent for review, comment, and consent (which consent shall not be unreasonably conditioned, withheld or delayed) no later than 30 days before the due date of such Tax Return and the Shareholders’ Representative shall reflect thereon any reasonable comments of Parent thereto; provided, however, that if the Shareholders’ Representative or its designee shall fail to provide any such Tax Return to Parent as set forth in this Section 6.1(a), Parent may prepare and file such Tax Return at the Shareholders’ expense. In the event that the amount of any Tax shown as due on such Income Tax Returns is less than the amount of such Tax reflected in the Income Tax Liability Accrual (as finally determined), Parent shall pay to the Paying Agent (for further distribution to the Shareholders) the amount of such difference within 10 days of filing the applicable Tax Return. For the avoidance of doubt, in the event that the amount of any Tax shown as due on any such Income Tax Return exceeds the amount of such Tax reflected in the Income Tax Liability Accrual, the Indemnified Persons shall be entitled to indemnification for such Tax to the extent provided in Article IX.

(ii)         Parent shall prepare or cause to be prepared and file or cause to be filed any other Tax Returns of the Acquired Companies for any taxable period ending on or before or including the Closing Date that are first due after the Closing Date (“Straddle Tax Returns”), and Parent shall permit the Shareholders’ Representative to review and comment on each such Tax Return that is an Income Tax Return prior to filing. In the event the amount of any Tax shown as due on any such Straddle Tax Return is less than the amount of such Tax reflected in the Income Tax Liability Accrual (as finally determined), Parent shall pay to the Paying Agent (for further distribution to the Shareholders) the amount of such difference within 10 days of filing such Straddle Tax Return. The Indemnifying Securityholders shall be responsible for and shall indemnify the Indemnified Persons for that portion of any expenses incurred in preparing any Straddle Tax Return attributable to the pre-Closing portion of the Straddle Period (determined by proration on a per diem basis) as and to the extent provided in Article IX. For the avoidance of doubt, in the event that the amount of any Tax shown as due on any such Straddle Tax Return exceeds the amount of such Tax reflected in the Income Tax Liability Accrual, the Indemnified Persons shall be entitled to indemnification for such Tax to the extent provided in Article IX.

(iii)        Notwithstanding anything in this Agreement to the contrary, except as required by applicable Law, without prior written consent from the Shareholders’ Representative (not to be unreasonably withheld, conditioned, or delayed), Parent shall not (and shall not cause or permit any of its Affiliates (including, after the Closing, any Acquired Company) to): (A) amend or re-file any Tax Return of an Acquired Company for any Pre-Closing Tax Period, (B) except pursuant to a Tax Return filed in accordance with Section 6.1(a)(i) or Section 6.1(a)(ii), make, change or revoke any Tax election with retroactive effect to a Pre-Closing Tax Period, (C) make any election under Section 336(e) or Section 338 of the Code with respect to the transactions contemplated by this Agreement, (D) initiate any discussions with a Governmental Authority or enter into any voluntary disclosure agreement with respect to any Taxes or Tax Returns of an Acquired Company for any Pre-Closing Tax Period, or (E) cause any Acquired Company to take any action on the Closing Date after the Closing not contemplated by this Agreement and outside of its ordinary course of business.

(b)          Allocation of Tax Liability. For all purposes under this Agreement (including the determination of Company Taxes), in the case of any Tax for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the end of the Closing Date shall (i) in the case of any real property, personal property, ad valorem or other similar Tax imposed on a periodic basis be deemed to be the amount of such Tax for such Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on the end of the Closing Date and the denominator of which is the number of days in the entire Straddle Period, (ii) in the case of any Tax based upon or related to income, receipts, sales, or payroll be deemed equal to the amount which would be payable if the relevant taxable period ended on the end of the Closing Date, and (iii) in the case of any Tax imposed on income of an entity treated as a “controlled foreign corporation” as that term is defined in Section 957 of the Code (or any corresponding or similar provision of state, local, or foreign Income Tax Law) (a “CFC”), partnership, or disregarded entity for purposes of the Code, be determined as if the taxable year of such CFC, partnership, or disregarded entity ended on the end of the Closing Date.

(c)          Cooperation on Tax Matters. Parent, the Acquired Companies, the Shareholders’ Representative and the Shareholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of the Acquired Companies and any audit, litigation or other proceeding with respect to Taxes of the Acquired Companies. Such cooperation shall include the retention and (upon the other party’s request and expense) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)          Tax Sharing Agreements. Other than (1) any agreement solely by and between the Acquired Companies and (2) the Specified Tax Sharing Agreement, the Shareholders shall cause all Tax sharing or distribution agreements providing for the sharing of Tax liabilities to which any Acquired Company is a party (other than this Agreement, for the avoidance of doubt) to be terminated as of 12:01 a.m. on the Closing Date and the Acquired Companies to not be bound thereby or have any Liability thereunder with respect to any taxable period.

(e)          Transfer Taxes, Etc. All transfer, documentary, sales, use, registration, stamp and other similar Taxes (including any penalties and interest thereon) incurred in connection with the transfer of Shares contemplated by this Agreement (together, “Transfer Taxes”) shall be borne equally by the Shareholders, on the one hand, and Parent, on the other hand; provided, that in the case of the Shareholders, any Transfer Taxes for which they are responsible under this Section 6.1(e) shall be included in the calculation of Indebtedness and, to the extent so included, shall constitute satisfaction of their responsibility for such Taxes hereunder. Parent shall pay any Transfer Taxes when due and shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Shareholders’ Representative shall cause the Shareholders (if applicable) to, join in the execution of any such Tax Returns and other documentation. For the avoidance of doubt, “Transfer Taxes” shall not include any Income Taxes.

(f)           Tax Controversies. Parent shall give notice to the Shareholders’ Representative of the assertion of any claim or commencement of any action by a Governmental Authority with respect to any Taxes of any of the Acquired Companies for any taxable period ending on or before the Closing Date (each, a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the Shareholders’ indemnification obligations under this Agreement except to the extent the Shareholders are prejudiced thereby. The Shareholders’ Representative may, at the Shareholders’ expense, participate in and, upon written notice to Parent, assume the defense of any such Tax Claim, provided that (i) the Shareholders’ Representative provides such written notice within 10 days after becoming aware of the assertion and nature of such Tax Claim (or if later, 10 days after receiving the required notice from Parent), (ii) the defense of such Tax Claim can be conducted separately from the defense of any Proceeding not subject to this Section 6.1(f), (iii) the Shareholders’ Representative’s choice of counsel shall be subject to Parent’s consent, such consent not to be unreasonably withheld, conditioned, or delayed, (iv) the Shareholders’ Representative shall thereafter consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Claim, and (v) the Shareholders’ Representative shall not, without Parent’s prior written consent, not to be unreasonably withheld, conditioned, or delayed, (x) agree to any settlement of such Tax Claim or (y) appeal any adverse determination with respect to such Tax Claim. If the Shareholders’ Representative assumes such defense, Parent shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Shareholders’ Representative. The Shareholders shall be liable for any Losses to the extent provided under Article IX resulting from any Tax audit, Proceeding, or other examination of any Acquired Company for any taxable period or portion thereof ending on or before the Closing Date whether or not such audit, Proceeding, or other examination results in any adjustment of such Acquired Company’s liability for Taxes. In the event of any conflict between the provisions of this Section 6.1(f) and Section 9.3, this Section 6.1(f) shall control.

(g)          Tax Refunds. The Shareholders shall be entitled to any refunds (or credits in lieu thereof) of or against any Taxes of the Acquired Companies paid in a Pre-Closing Tax Period or for which they have indemnified Parent pursuant to Article IX, except to the extent such refunds or credits (i) are attributable to the carryback of any Tax attribute or item from a Tax period beginning after the Closing, or (ii) are subject to a payment obligation of the Acquired Companies to another Person that is in effect on or before the Closing Date, which payment obligation has not been paid and is not otherwise economically borne by the Indemnifying Securityholders (including, for the avoidance of doubt, by inclusion in the Income Tax Liability Accrual or other treatment as a Company Tax) (each a “Tax Refund”). In the event that Parent or any of its Affiliates (including, after the Closing, an Acquired Company) receives a Tax Refund to which the Shareholders are entitled pursuant to the first sentence of this Section 6.1(g), Parent shall pay or cause to be paid the amount of such Tax Refund (net of any reasonable costs incurred in connection with receipt thereof, but including any interest paid by a Governmental Authority in respect of such Tax Refund) to the Paying Agent (for further distribution to the Shareholders) within 10 days after the receipt of such refund or application of such credit. Notwithstanding the foregoing, in the event that any Tax Refund for which Parent made a payment to the Paying Agent (for further distribution to the Shareholders) is subsequently disallowed (each, a “Disallowed Tax Benefit”), the Indemnifying Securityholders shall pay an amount equal to such Disallowed Tax Benefit to Parent within five (5) days of such disallowance.

Section 6.2          Employee Matters.

(a)          During the period commencing at the Effective Time and ending on the date which is 12 months from the Effective Time (or if earlier, the date of the employee’s termination of employment with the Company), Parent shall use commercially reasonable efforts and shall cause the Company to use commercially reasonable efforts to provide each employee of the Acquired Companies who remains employed immediately after the Effective Time (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Effective Time; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Effective Time; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Effective Time; and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Company Continuing Employee immediately prior to the Effective Time. With respect to any employee benefit plan maintained by Parent or its subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company or any of its subsidiaries, as the case may be as if such service were with Parent, for vesting and eligibility purposes in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (A) such recognition would result in a duplication of benefits or (B) such service was not recognized under the corresponding Employee Benefit Plan.

(b)          Nothing in this Agreement will (i) create a Contract between Parent or, after the Effective Time, any Acquired Company, on the one hand, and any Service Provider, on the other hand, (ii) be construed as a guarantee of continued employment or engagement of any Service Provider, (iii) be construed so as to prohibit Parent or any Acquired Company from having the right to terminate the employment or engagement of any Service Provider, (iv) except as expressly provided above, require or be construed to require Parent, any Affiliate of Parent or any Acquired Company to provide any employee benefit plan or non-cash compensation (including retirement benefits, health or welfare benefits, equity-based compensation, or severance) to any Person, (v) except as expressly provided in Section 6.2(a), prevent Parent or any Acquired Company from amending or terminating any Employee Benefit Plan in accordance with its terms, or (vi) be construed as an amendment to any Employee Benefit Plan. Notwithstanding anything in this Agreement to the contrary, (A) no Service Provider may rely on this Agreement as the basis for any breach of contract claim against Parent and (B) Parent and its Affiliates will have the sole discretion and authority to interpret their respective employee benefit and compensation plans, Contracts, arrangements and programs in accordance with their terms and applicable Law.

(c)          Each Acquired Company shall, effective no later than one day immediately prior to the Closing Date, terminate any Employee Benefit Plan that is intended to be qualified under Section 401(k) of the Code.

Section 6.3         Further Assurances. Each of the Parties agrees that subsequent to the Effective Time, upon the reasonable request of any other Party from time to time, it shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the transactions contemplated by this Agreement and the Ancillary Agreements or to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the Assets acquired or to be acquired by the Surviving Company as a result of or in connection with the Merger.

Section 6.4         Public Announcements. None of the Acquired Companies, the Shareholders’ Representative, or any of their respective Affiliates (including any member of the Shareholders’ Representative Advisory Group), or any of their or their Affiliates’ Representatives shall issue or cause the publication of any press release or other public announcement relating to this Agreement, any Ancillary Agreement, or the transactions contemplated hereby or thereby (whether before or after the Closing) without the prior written consent of Parent, except as such Person believes in good faith and based on reasonable advice of counsel is required by applicable Law or by applicable rules of any stock exchange or quotation system on which such Person or its Affiliates lists or trades securities (in which case the disclosing Person will advise Parent in writing before making such disclosure). Prior to the Closing, Parent shall allow the Company reasonable time to review and comment on (which comments shall be considered in good faith) any press release or other public announcement Parent makes in respect of this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

Section 6.5          Intercompany Arrangements.   Excluding the Contracts set forth on Schedule 6.5, all Contracts between any of the Acquired Companies, on the one hand, and any Related Party or its Affiliates (other than the Acquired Companies), on the other hand, shall be cancelled without any consideration or further liability to any Party without the need for any further documentation, immediately prior to the Closing.

Section 6.6          Registration and Certain Other Rights

(a)          Definitions. The following definitions will apply to this Section 6.6.

(i)          “Form S-3” means such form under the Securities Act as in effect on the Agreement Date or any other Registration Statement under the Securities Act that permits incorporation of substantial information by reference to other documents filed by Parent with the SEC (except if Parent is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith).

(ii)         “Permitted Transferee” means (A) with respect to any Company Equityholder who is a natural Person, (1) any member of such Company Equityholder’s immediate family (which shall include any spouse, lineal ancestor or descendant or sibling) or a trust for the exclusive benefit of, or any Person all of the equity interests of which are owned by, such Company Equityholder’s immediate family, or (2) a trust in respect of which such Company Equityholder serves as trustee or (B) with respect to any Company Equityholder who is a trust, any Person who is a beneficiary of such trust or a majority of the equity interests of which are beneficially owned by such trust, provided that in each case the Permitted Transferee executes a counterpart signature page to this Agreement, pursuant to which such Permitted Transferee agrees to be bound by the terms of this Section 6.6.

(iii)        “Register,” “registered,” and “registration” shall refer to a registration under the Securities Act effected by preparing and filing (A) a Registration Statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such Registration Statement or (B) a prospectus and/or prospectus supplement in respect of an appropriate effective Registration Statement on Form S-3.

(iv)        “Registrable Securities” means (A) any shares of Parent Common Stock issued pursuant to Article II or pursuant to the Earn-Out Agreement, and (B) any equity securities of the Company issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (A) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, division, amalgamation, arrangement, consolidation or other reorganization; provided that, such securities will cease to be Registrable Securities upon the earliest to occur of (1) when they are sold pursuant to an effective Registration Statement under the Securities Act, or (2) when they become eligible for sale without restriction pursuant to Rule 144 (including Rule 144(c)).

(v)         “Registration Expenses” means all expenses incurred by Parent in effecting any registration pursuant to this Agreement (whether or not any registration or prospectus becomes effective or final) or otherwise complying with its obligations under this Section 6.6, including all registration, filing and listing fees, transfer agent fees, printing expenses, fees and disbursements of counsel for Parent and of one firm of counsel for all Company Equityholders (not to exceed $15,000), blue sky fees and expenses, expenses of Parent’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, but shall not include Selling Expenses.

(vi)        “Registration Statement” means any registration statement of Parent filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

(vii)       “Rule 144” means Rule 144 promulgated by the SEC under the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

(viii)      “Selling Expenses” means all discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of financial advisors for the Company Equityholders and all similar commissions relating to the Company Equityholders’ disposition of Registrable Securities.

(b)          Registration Rights. Subject to the terms and conditions of this Agreement and Parent’s receipt of information from the Company Equityholders, as applicable, that is required to be included in a Registration Statement regarding such Company Equityholders, Parent hereby agrees to prepare and file with the SEC (i) a Registration Statement or (ii) to the extent permitted by the rules and regulations of the SEC, a prospectus supplement in respect of an appropriate effective Registration Statement on Form S-3 in each case for the purpose of registering the resale of all of the Registrable Securities as soon as reasonably practicable, following the date on which such Registrable Securities are issued to the Company Equityholders (any such date, the “Issuance Date”); provided that Parent may exclude the Registrable Securities of any Company Equityholder that has not complied with the provisions of this Section 6.6 or has notified Parent in writing of its election to exclude all of its Registrable Securities from such Registration Statement. A draft of any such Registration Statement or prospectus supplement shall be provided to the Company Equityholders and their counsel for their review and comment a reasonable time prior to its filing. Parent shall use commercially reasonable efforts to keep any Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of all Registrable Securities until the earlier of (A) the date on which all Registrable Securities covered by such Registration Statement have been sold and any required prospectus delivery period with respect to such sale shall have expired, and (B) the date on which all Registrable Securities covered by such Registration Statement may be sold without restriction pursuant to Rule 144 (including Rule 144(c)).

(c)          Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by Parent. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Company Equityholders.

(d)          Obligations of Parent.

(i)          Parent shall use commercially reasonable efforts to file a Registration Statement within 30 days of the applicable Issuance Date; provided, however, that in no event shall Parent be required to file more than two Registration Statements in any 12 month period.

(ii)         Parent shall use commercially reasonable efforts to cause any such Registration Statement to become effective within 90 days of the applicable Issuance Date; provided, however, that if such Registration Statement has not yet been declared effective by the SEC because the SEC’s review and comment process in respect thereof is ongoing, such date shall be automatically extended to the date that is within 120 days of such Issuance Date. Parent shall notify the Company Equityholders by e-mail as promptly as practicable after any such Registration Statement becomes effective or any prospectus or prospectus supplement has been filed and shall simultaneously provide the Company Equityholders with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(iii)        Parent shall use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the applicable Registration Statement and the prospectus or prospectus supplement used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement; provided, however, that Parent shall have no obligation to amend any Registration Statement to give effect to any transfers effected by the Company Equityholders.

(iv)        Parent shall use its commercially reasonable efforts to procure the cooperation of Parent’s transfer agent in settling any sale or transfer of Registrable Securities. Parent shall at all times provide a transfer agent and registrar with respect to the Parent Common Stock.

(v)         If requested by a Company Equityholder, Parent shall promptly include in a prospectus supplement or amendment such information as such Company Equityholder may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such amendment as soon as practicable after Parent has received such request; provided, however, that Parent shall have no obligation to file any prospectus supplement or amendment to give effect to any transfers effected by the Company Equityholders.

(vi)        Parent shall promptly notify each Company Equityholder who holds Registrable Securities at any time when a prospectus relating to the sale of Registrable Securities is required to be delivered under the Securities Act of the happening of any event, as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of a seller of Registrable Securities promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made.

(vii)       Parent shall advise each Company Equityholder of Registrable Securities promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the SEC suspending the effectiveness of any Registration Statement or the initiation or threatening of any Proceeding for such purpose, (B) the issuance by any state securities or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or “blue sky” laws or the initiation or threat of initiation of any Proceedings for that purpose, and (C) the removal of any such stop order, injunction or other order or requirement or Proceeding or the lifting of any such suspension.

(viii)      Parent shall use commercially reasonable efforts to prevent the issuance of any stop order, injunction or other order or requirement suspending the effectiveness of any Registration Statement and obtain as soon as practicable the withdrawal of any such stop order, injunction or other order or requirement that is issued.

(ix)         Parent shall cause all the Registrable Securities to be listed on each securities exchange on which securities of the same class or series issued by Parent are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange.

(x)          Following the registration of the applicable Registrable Securities, Parent shall cooperate with the Company Equityholders to facilitate the timely preparation and delivery of certificates or book-entry forms (not bearing any restrictive legend) representing such Registrable Securities to be offered pursuant to any Registration Statement.

(e)          Suspension of Sales. Upon receipt of written notice from Parent that a Registration Statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that Parent’s board of directors has determined in good faith that circumstances exist that make inadvisable use of such Registration Statement, prospectus or prospectus supplement, the Company Equityholders shall forthwith discontinue use of any such Registration Statement until the Company Equityholders have received copies of a supplemented or amended prospectus or prospectus supplement, or the Company Equityholders are advised in writing by Parent that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by Parent, the Company Equityholders shall deliver to Parent all copies, other than permanent file copies then in such Company Equityholder’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities in use at the time of receipt of such notice. The total number of days that any such suspension described in this paragraph may be in effect in any 180-day period shall not exceed 30 Business Days.

(f)           Obligations of the Company Equityholders. By approving this Agreement and the consummation of the transactions contemplated hereby, and/or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each such Company Equityholder agrees as follows:

(i)          Each Company Equityholder agrees that, upon receipt of any notice from Parent of the occurrence of any event of the kind described in Section 6.6(e), such Company Equityholder shall immediately discontinue use of such Registration Statement covering such Registrable Securities until such Company Equityholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 6.6(e) hereof or receipt of notice that no supplement or amendment is required and that the Company Equityholder’s use of such Registration Statement may be resumed. Parent may provide appropriate stop orders to enforce the provisions of this Section 6.6(f).

(ii)         Each Company Equityholder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement filed by Parent pursuant to this Agreement.

(iii)        Each Company Equityholder covenants and agrees that it will notify Parent following the sale of Registrable Securities to a third party as promptly as reasonably practicable, and in any event within 10 days, following the sale of such Registrable Securities.

(iv)        Each Company Equityholder agrees that it will not effect any disposition or other transfer of the Registrable Securities that would constitute a sale within the meaning of the Securities Act other than transactions exempt from the registration requirements of the Securities Act or pursuant to, and as contemplated in, any Registration Statement, and that it will promptly notify Parent of any material changes in the information set forth in any such Registration Statement furnished by or regarding such Company Equityholder or its plan of distribution.

(g)         Confidentiality. In the event the filing of any Registration Statement, prospectus or prospectus supplement is deferred pursuant to Section 6.6(e), or a Company Equityholder’s ability to trade is suspended pursuant to Section 6.6(e), by approving this Agreement and the consummation of the transactions contemplated hereby, and/or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each such Company Equityholder agrees to treat such information confidentially and to not make public such information.

(h)         Furnishing Information.

(i)          Promptly after each Issuance Date (and in any event not less than 15 Business Days after such Issuance Date), each Company Equityholder shall deliver to Paying Agent, a fully completed and executed (A) selling stockholder questionnaire, in substantially the form attached hereto as Exhibit K (the “Selling Stockholder Questionnaire”) and (B) Investor Questionnaire.

(ii)         Company Equityholders shall not use any free writing prospectus (as defined in Rule 405) in connection with the sale of Registrable Securities without the prior written consent of Parent.

(iii)        It shall be a condition precedent to the obligations of Parent to take any action pursuant to this Section 6.6 that the Company Equityholders shall furnish to Parent such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be reasonably required to effect the registered offering of their Registrable Securities, including executed Investor Questionnaires requested in connection with any Issuance Date.

(i)           Rule 144. With a view to making available the ability of Company Equityholders to rely upon Rule 144, Parent shall, for so long as any Company Equityholder or any Permitted Transferee owns any Registrable Securities, (A) make and keep public information regarding Parent available, as those terms are understood and defined in Rule 144, (B) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required to be filed by Parent under the Securities Act and the Exchange Act; and (C) furnish, unless otherwise available at no charge by access electronically to the SEC’s EDGAR filing system, to each Company Equityholder who holds Registrable Securities promptly upon request (1) a copy of the most recent annual or quarterly report of Parent, and (2) such other reports and documents of Parent so filed with the SEC as such Company Equityholder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Company Equityholder to sell any such securities without registration.

(j)           Registration Statement Indemnification.

(i)          Parent will indemnify and hold harmless each Shareholder Indemnitee against any Losses and Liabilities (or actions in respect thereof) to which he may become subject under the Securities Act or otherwise, insofar as such claims, Losses and Liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, preliminary prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; and shall reimburse Shareholder Indemnitees for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such claims, Losses and Liabilities (or actions in respect thereof); provided, however, that Parent shall not be required to provide indemnification pursuant to this Section 6.6(j)(i): (A) where the claims, Losses and Liabilities (or actions in respect thereof) are caused by or contained in any information furnished in writing to Parent by a Company Equityholder (or its representative) or approved by a Company Equityholder (or its Representative) expressly for use therein; (B) where the claims, Losses and Liabilities (or actions in respect thereof) are caused by a Company Equityholder’s failure to deliver a copy of such Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendments or supplements thereto (if the same was required by applicable Law to be so delivered); or (C) where the claims, Losses and Liabilities (or actions in respect thereof) relate to offers or sales effected by or on behalf of any Company Equityholder “by means of” (as defined in Rule 159A) a “free writing prospectus” (as such term is defined in Rule 405) that was not authorized in writing by Parent. This indemnity shall be in addition to any liability Parent may otherwise have.

(ii)         Each Company Equityholder will, severally and not jointly, indemnify and hold harmless the Parent and Merger Sub, each legal counsel and each underwriter, broker or other Person acting on behalf of the holders of Registrable Securities and each Affiliate who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) any of the foregoing Persons against all claims, Losses and Liabilities (or actions in respect thereof) resulting from (A) such Company Equityholder’s failure to comply with the prospectus delivery requirements of the Securities Act, or (B) any untrue or alleged untrue statement of material fact contained in a Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, preliminary prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is in writing and was either provided by such Company Equityholder (or its representative) or approved by such Company Equityholder (or its Representative) expressly for use in any Registration Statement, prospectus, preliminary prospectus, free writing prospectus or amendment or supplement thereto; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such claims, Losses and Liabilities (or actions in respect thereof). This indemnity shall be in addition to any liability the Company Equityholders may otherwise have, and shall, for the avoidance of doubt not be subject to Article IX.

Section 6.7          Assumption of Specified Indebtedness.

(a)          From and after the Closing, Parent shall repay, or cause to repaid in full on behalf of the Acquired Companies, (i) the China Loans, the Acquired Companies Accounts Payable and the Agilent Loans (collectively, the “Assumed Indebtedness”) in accordance with their terms and (ii) all indebtedness under the PPP Loan, to the extent the PPP Loan is not forgiven by the applicable lender and Governmental Authority following the Closing.

(b)         Parent agrees not to, and agrees to cause its Subsidiaries or any Affiliate not to, assign, amend or modify the Agilent Loan without the consent of the Shareholders’ Representative.

(c)          Parent shall use all Closing Date Additional Liabilities Cash to pay the Additional Liabilities in accordance with the terms thereof.

(d)         If the Company receives a PPP Loan Forgiveness Determination at any time prior to the Closing Date, the Company shall promptly provide written notice and evidence thereof to Parent. If the Company does not receive a PPP Loan Forgiveness Determination prior to the Closing Date, (a) on or prior to the Closing, the Company shall execute the PPP Loan Escrow Account Agreement and deliver a copy of the same, duly executed by the Company and PPP Lender, to Parent and (b), as promptly as practicable following the Effective Time and on the Closing Date, Parent shall wire, on behalf and for the benefit of the Company pursuant to the Company’s obligations under the PPP Loan Escrow Account Agreement, an amount of cash equal to the PPP Escrow Fund to be held in escrow by PPP Lender pursuant to the terms of the PPP Loan Escrow Account Agreement. If the Company receives a PPP Loan Forgiveness Determination after the Closing Date, the PPP Escrow Fund shall be disbursed in accordance with the PPP Loan Escrow Account Agreement.

Section 6.8          Termination of License Agreement. The Company and Parent agree that, subject to and contingent upon the Closing, as of the Effective Time, the License Agreement, dated as of July 13, 2020, by and between Parent and the Company shall be terminated and shall be of no further force and effect from and after the Effective Time; provided, however, that, for the avoidance of doubt, such termination shall in no way limit the rights of the Holders (as defined in the Earn-Out Agreement) hereunder or under the Earn-Out Agreement.

ARTICLE VII
CLOSING CONDITIONS

Section 7.1          Conditions to the Obligations of the Parties.

(a)          Government Approvals. (i) All Government Approvals required in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or consummation of any transaction contemplated hereunder or thereunder by Parent, Merger Sub or the Company shall have been obtained or made and shall be in full force and effect, and (ii) any applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(b)          No Orders or Proceedings. No Order or Law shall have been entered or adopted or be in effect, and no Proceeding shall be pending or overtly threatened by or before any Governmental Authority, that could reasonably be expected to enjoin, prevent, restrain or delay consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements, declare unlawful any of the transactions contemplated by this Agreement or the Ancillary Agreements or cause any of the transactions contemplated by this Agreement or the Ancillary Agreements to be rescinded following consummation.

Section 7.2         Conditions to the Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions at or prior to the Closing, any of which may be waived in writing by Parent in its sole discretion:

(a)          Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby that are subject to materiality, Company Material Adverse Effect or similar qualifications or exceptions shall be true and correct in all respects on and as of the Agreement Date and at and as of the Closing as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all respects as of such date), and each of the representations and warranties of the Company contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby that are not subject to materiality, Company Material Adverse Effect or similar qualifications or exceptions shall be true and correct in all material respects on and as of the Agreement Date and at and as of the Closing as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all material respects as of such date).

(b)          Performance of Covenants. The Company shall have performed in all material respects all of the covenants and obligations required to be performed by it under this Agreement or any Ancillary Agreement prior to or at the Closing.

(c)          Required Shareholder Approval. The Required Shareholder Approval shall have been obtained.

(d)          No Company Material Adverse Effect. From the Agreement Date, no Event has occurred or arisen that, individually or in combination with any other Events, has had or could reasonably be expected to have a Company Material Adverse Effect.

(e)          Company Closing Deliverables. Parent shall have received the Company Closing Deliverables.

(f)           Joinder Agreements. Parent shall have received Joinder Agreements with respect to at least 95% of all outstanding Company Securities.

(g)          Debt Extensions. Parent shall have received evidence that the Debt Extensions for all Indebtedness set forth on Schedule 5.11 have been obtained and remain in full force and effect.

Section 7.3          Conditions to the Obligation of the Company. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions at or prior to the Closing, any of which may be waived in writing by the Company in its sole discretion:

(a)          Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby that are subject to materiality or similar qualifications or exceptions shall be true and correct in all respects on and as of the Agreement Date and at and as of the Closing as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all respects as of such date), and each of the representations and warranties of Parent contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby that are not subject to materiality or similar qualifications or exceptions shall be true and correct in all material respects on and as of the Agreement Date and at and as of the Closing as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct in all material respects as of such date).

(b)          Performance of Covenants. Parent shall have performed in all material respects all of the covenants and obligations required to be performed by it under this Agreement or any Ancillary Agreement prior to or at the Closing.

(c)          Required Shareholder Approval. The Required Shareholder Approval shall have been obtained.

(d)          Certain Parent Closing Deliverables. The Company shall have received the Parent Certificate, duly executed by Parent.

ARTICLE VIII
TERMINATION

Section 8.1          Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company if:

(i)          the Closing has not occurred on or before the date that is 90 days following the date of this Agreement (the “Outside Date”), provided that the party seeking to terminate shall not be entitled to terminate pursuant to this Section 8.1(b)(i) if the failure of the consummation was primarily caused by the failure of Parent (if it is seeking to terminate) or the Company (if it is seeking to terminate) to perform in any material respect with any of the covenants or agreements to be performed by it prior to the Closing;

(ii)         a Law is enacted, adopted, promulgated or enforced that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if the consummation of the transactions contemplated hereby would violate any Order (whether or not final and nonappealable) of any Governmental Authority having competent jurisdiction; provided, however, that the party seeking to terminate shall not be entitled to terminate pursuant to this Section 8.1(b)(ii) if the imposition of such Order or the failure of such Order to be resisted, resolved or lifted, as applicable was primarily caused by the failure of Parent (if it is seeking to terminate) or the Company (if it is seeking to terminate) to perform in any material respect with any of the covenants or agreements to be performed by it prior to the Closing;

(c)          by Parent if (i) at any time any of the representations or warranties of the Company in Article III is or becomes untrue or inaccurate such that the condition set forth in Section 7.2(a) would not be satisfied (treating such time as if it were the Closing for purposes of this Section 8.1(c)) or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied (treating such time as if it were the Closing for purposes of this Section 8.1(c)), which, in each of (i) and (ii) above, breach or inaccuracy cannot be cured within 30 days after delivery of notice thereof by Parent to the Company or any shorter period of time that remains between the date Parent delivers written notice of such breach and the Outside Date; provided that Parent shall not be entitled to terminate pursuant to this Section 8.1(c) if such inaccuracy or breach was primarily caused by the failure of Parent to perform in any material respect with respect to any of the covenants or agreements to be performed by it prior to the Closing;

(d)          by Parent if since the effectiveness of this Agreement, an Event has occurred or arisen that, individually or in combination with any other Events, has had or could reasonably be expected to have a Company Material Adverse Effect;

(e)          by the Company if (i) at any time any of the representations or warranties of Parent in Article IV is or becomes untrue or inaccurate such that the condition set forth in Section 7.3(a) would not be satisfied (treating such time as if it were the Closing for purposes of this Section 8.1(e)) or (ii) there has been a breach on the part of Parent of any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied (treating such time as if it were the Closing for purposes of this Section 8.1(e)), which, in each of (i) and (ii) above, breach or inaccuracy cannot be cured within 30 days after delivery of notice thereof by the Company to Parent or any shorter period of time that remains between the date the Company delivers written notice of such breach and the Outside Date, provided that the Company shall not be entitled to terminate pursuant to this Section 8.1(e) if such inaccuracy or breach was primarily caused by the failure of the Company to perform in any material respect with any of the covenants or agreements to be performed by it prior to the Closing; or

(f)           by Parent if the Company has not, within five Business Days following the execution of this Agreement, obtained the Required Shareholder Approval.

The Party seeking to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1(a)) shall give prompt written notice of such termination to the other Parties hereto.

Section 8.2          Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall immediately terminate and have no further force and effect and there shall be no liability on the part of any Party to any other Party under this Agreement, except that (a) the covenants and agreements set forth in this Section 8.2 and Article X (Miscellaneous) and all definitions herein necessary to interpret any of the foregoing provisions shall remain in full force and effect and survive such termination indefinitely and (b) nothing in this Section 8.2 shall release any Party from any Liability for any willful breach by such Party of this Agreement before the effective date of such termination, or otherwise affect any of the rights or remedies (whether under this Agreement, or at Law, in equity or otherwise) available to any Party with respect to the breach of this Agreement by any Party before the effective date of such termination.

ARTICLE IX
INDEMNIFICATION

Section 9.1          Survival.

(a)          The representations, warranties, covenants and agreements contained herein or in any certificate delivered by or on behalf of any Party pursuant to this Agreement shall survive the Closing until such time as any related indemnification obligation period comes to an end as provided herein. The indemnification obligations under Section 9.2 with respect to breaches of representations and warranties contained herein or in any certificate delivered by or on behalf of any Party pursuant to this Agreement shall survive the Closing and continue until the date that is 18 months after the Closing Date, except that:

(i)          such indemnification obligations with respect to breaches of any Fundamental Representation (other than the representations and warranties set forth in Section 3.15 (Taxes)) shall survive the Closing and continue for a period of seven years; and

(ii)         such indemnification obligations with respect to breaches of any representation or warranty set forth in Section 3.15 (Taxes) shall survive the Closing and continue until 60 days after the statute of limitations (giving effect to any waiver, mitigation or extension thereof) applicable to the subject matter of such representations and warranties bars all claims with respect to such subject matter.

(b)          The indemnification obligations under Section 9.2 with respect to breaches of covenants and agreements contained in this Agreement or any certificate delivered by or on behalf of any Party pursuant to this Agreement shall survive the Closing and continue until 60 days after the statute of limitations (giving effect to any waiver, mitigation or extension thereof) applicable to the subject matter of such covenants and agreements bars all claims with respect to such subject matter.

(c)          Notwithstanding anything to the contrary contained herein, if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the applicable period set forth above, the indemnification obligations shall continue with respect to such claim until the final resolution and satisfaction of such claim in accordance with the provisions of this Article IX.

Section 9.2          Indemnification by the Indemnifying Securityholders.

(a)          From and after the Closing, and subject to the terms of this Agreement, each of the Indemnifying Securityholders severally and not jointly (in that each Indemnifying Securityholder shall be responsible only for his, her or its Pro Rata Indemnity Portion of the indemnification obligations for aggregate Losses as determined hereunder), agrees to indemnify, defend and hold harmless the Indemnified Parties from and against, and pay or reimburse the Indemnified Parties for, any and all Losses relating to, imposed upon, suffered, or incurred by any Indemnified Party by reason of, resulting from or arising out of:

(i)          any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement or the certificate required to be delivered pursuant to Section 2.2(a)(i) of this Agreement;

(ii)         any breach by the Company of any of its covenants or agreements contained in this Agreement or any certificate delivered pursuant to this Agreement;

(iii)        regardless of any adjustment pursuant to Section 2.11(b), any inaccuracy or omission of any information set forth or required to be set forth in the Certified Closing Report, regardless of whether such inaccuracy or omission is known or unknown at the Closing, including the calculation of the Merger Consideration (including the Closing Merger Consideration) or in any amounts set forth therein that are paid to a Person in excess of the amounts such Person is entitled to receive pursuant to the terms of this Agreement or any amounts a Person was entitled to receive pursuant to the terms of this Agreement that was omitted from the Certified Closing Report and any amount of Closing Date Transaction Expenses, Closing Date Indebtedness, and Closing Date Cash not accurately and completely reflected therein or otherwise not deducted from or applied to the Closing Merger Consideration pursuant thereto;

(iv)        any Downward Adjustment Amount;

(v)         any Company Taxes;

(vi)        any Proceeding that is disclosed on Schedule 3.11 of the Disclosure Schedules;

(vii)       any exercise of the right to dissent from the Merger under the Companies Act;

(viii)      the matters set forth on Schedule 9.2(a)(viii);

(ix)         following such time as Parent or its Affiliates have actually paid in cash Additional Liabilities equal to the Additional Liabilities Target, any Excess Liabilities actually paid in cash by Parent or its Affiliates, as finally determined pursuant to Section 2.11(b);

(x)          any inaccuracy or omission of any information set forth or required to be set forth in any Shareholders’ Representative Calculation Report (as defined in the Earn-Out Agreement), including any amounts set forth therein that are paid to a Person in excess of the amounts such Person is entitled to receive pursuant to the terms of this Agreement and the Earn-Out Agreement or any amounts a Person was entitled to receive pursuant to the terms of this Agreement and the Earn-Out Agreement that was omitted from such Shareholders’ Representative Calculation Report; and

(xi)         the assertion by a current or former manager, director or officer of the Company of a claim for indemnity or reimbursement of expenses by or from the Company if such claim involves a matter that is related to a claim for indemnification pursuant to Section 9.2(a)(i) through Section 9.2(a)(x), except to the extent such indemnity or reimbursement of expenses is (A) actually paid pursuant to a directors’ and officers’ liability insurance policy or (B) required pursuant to Section 5.7. For the avoidance of doubt, any indemnification of an Indemnified Party pursuant to this Section 9.2(a)(xi) shall not limit Parent’s or the Surviving Company’s obligations under Section 5.7.

Section 9.3          Indemnification Procedure.

(a)          In the event that any Indemnified Party receives notice of the assertion of any claim or of the commencement of any Proceeding by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) against such Indemnified Party, with respect to which the Indemnifying Securityholders are or may be required to provide indemnification under this Agreement, the Indemnified Party shall give written notice regarding such Third Party Claim to the Indemnifying Securityholders within 20 days after learning of such Third Party Claim, provided that the failure to so notify the Indemnifying Securityholders shall not relieve the Indemnifying Securityholders of their obligations under this Article IX except to the extent (and only to the extent) that the Indemnifying Securityholders incur greater costs by reason of such failure, and will not relieve such Indemnifying Securityholders from any other obligation that it may have to an Indemnified Party other than under this Article IX. For purposes of this Article IX, (i) any references to the Indemnifying Securityholders (except provisions relating to an obligation to make payments) shall be deemed to refer to the Shareholders’ Representative (on behalf of the Indemnifying Securityholders), and (ii) any references to the Indemnified Party shall be deemed to refer, if the context so applies or if the Parent so elects, to the Parent on behalf of the applicable Indemnified Party.

(b)          The Indemnifying Securityholders shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Securityholder’s expense (which expenses shall not be applied against any indemnity limitation herein). The Indemnifying Securityholders at their option shall be entitled to assume the defense thereof (subject to the limitations set forth below) by (i) delivering written notice to the Indemnified Party of its election to assume the defense of such Third Party Claim within 15 days of receipt of notice from the Indemnified Party, (ii) appointing a nationally recognized and reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with the defense of such claim, and (iii) entering into a written agreement with the Indemnified Party that the Indemnifying Securityholders are, subject to Section 9.4(d) and any Earn-Out Consideration becoming payable to the Indemnifying Securityholders, unconditionally obligated to pay and satisfy any Losses which may arise with respect to such Third Party Claim, in form and substance reasonably satisfactory to the Indemnified Party. If the Indemnifying Securityholders do not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the preceding sentence, the Indemnified Party shall have the sole right to assume the defense of and to settle such Third Party Claim.

(c)          If the Indemnifying Securityholders have assumed the defense of a Third Party Claim in accordance with the terms hereof, the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, and the fees and expenses of such separate counsel shall be borne by the Indemnified Party.

(d)          Notwithstanding anything to the contrary contained herein, the Indemnifying Securityholders shall not be entitled to control the defense of a Third Party Claim (and the Indemnified Party shall be entitled to maintain or assume control of the defense of such Third Party Claim, at the Indemnifying Securityholders’ sole expense) if (i) the Third Party Claim relates to or involves any criminal or quasi criminal Proceeding, (ii)  the Third Party Claim could reasonably be expected to materially and adversely affect the Indemnified Party (as determined by the Indemnified Party in good faith) other than as solely a result of money damages, (iii) the Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party, (iv) the Third Party Claim principally involves Taxes (which shall be governed exclusively by Section 6.1(f)), (v) there exists a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Securityholder, (vi) the Third Party Claim involves a material customer or material supplier of the Company or any other Indemnified Party, (vii) the Third Party Claim relates to any exercise of the right to dissent from the Merger under the Companies Act, (viii) the Third Party Claim relates to any Intellectual Property, or (ix) the Indemnifying Securityholders fail to vigorously defend the Third Party Claim.

(e)          If the Indemnifying Securityholders shall control the defense of any Third Party Claim, the Indemnifying Securityholders shall obtain the prior written consent of the Indemnified Party before entering into any settlement of, consenting to the entry of any judgment with respect to or ceasing to defend such Third Party Claim if (i) pursuant to or as a result of such settlement, consent or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party, or a finding or admission of any violation of Law would be made by any Indemnified Party, or such settlement, consent or cessation could otherwise reasonably be expected to interfere with or adversely affect the business, operations or assets of the Indemnified Party, or (ii) such settlement or judgment does not expressly and unconditionally release the Indemnified Party from all Liabilities and obligations with respect to such Third Party Claim.

(f)           The Indemnifying Securityholders shall not be entitled to require that any Proceeding be made or brought against any other Person before a Proceeding is brought or claim is made against it hereunder by the Indemnified Party.

(g)          In the event any Indemnified Party has a claim against any Indemnifying Securityholders hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Securityholder, provided that the failure to so notify the Indemnifying Securityholders shall not relieve the Indemnifying Securityholders of their obligations under this Article IX except to the extent (and only to the extent) that the Indemnifying Securityholders are actually and materially prejudiced by reason of such failure, and will not relieve such Indemnifying Securityholders from any other obligation that they may have to an Indemnified Party other than under this Article IX. If the Indemnifying Securityholders do not notify the Indemnified Party within 15 days following its receipt of such notice that the Indemnifying Securityholders dispute their Liability to the Indemnified Party hereunder, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a Liability of the Indemnifying Securityholders hereunder and the Indemnifying Securityholders shall pay the amount of such Liability to the Indemnified Party on demand.

Section 9.4          Certain Limitations.

(a)          Basket for Losses of the Indemnified Parties. The Indemnifying Securityholders shall not be liable under Section 9.2(a)(i) unless the aggregate Losses incurred by the Indemnified Parties with respect to all matters for which indemnification is to be provided under Section 9.2(a)(i) exceed $332,500 (the “Basket Amount”). If and when such Basket Amount is met, then the Indemnifying Securityholders will be liable under Section 9.2(a)(i) for all such Losses thereafter.

(b)          Cap on Losses of the Indemnified Parties. The aggregate amount required to be paid by the Indemnifying Securityholders under Section 9.2(a)(i) other than with respect to inaccuracies in or breaches of the IP Representations or the Fundamental Representations, shall not exceed $5,000,000 (the “Cap”). The aggregate amount required to be paid by the Indemnifying Securityholders under Section 9.2(a)(i) with respect to inaccuracies in or breaches of the IP Representations shall not exceed $15,000,000 (the “IP Cap”). The aggregate amount required to be paid by each Indemnifying Securityholder under Section 9.2(a)(i) with respect to inaccuracies in or breaches of the Fundamental Representations shall not exceed the Merger Consideration (as may be adjusted pursuant to Section 2.11), which is paid to such Indemnifying Securityholder pursuant to this Agreement and the Earn-Out Agreement.

(c)          Exceptions to Basket and Cap. Notwithstanding anything to the contrary contained herein, (i) the limitations set forth in Section 9.4(a) shall not apply to Losses by reason of, resulting from or arising out of, any breach of any Fundamental Representation, (ii) the limitations set forth in Section 9.4(a) and Section 9.4(b) shall not apply to Losses by reason of, resulting from or arising out of, any claims of Actual Fraud, (iii) no indemnification payment made by any Indemnifying Securityholder by reason of, resulting from or arising out of, any breach of any Fundamental Representation shall be considered in determining whether the Basket Amount or the Cap has been exceeded, and (iv) no indemnification payment made by any Indemnifying Securityholder by reason of, resulting from or arising out of, any breach of any Fundamental Representation shall be considered in determining whether the IP Cap has been exceeded.

(d)          Notwithstanding anything to the contrary contained herein (including, for the avoidance of doubt, the provisions of Section 9.8 hereof) except for the Actual Fraud of an Indemnifying Securityholder pursuant to Section 9.6(a), in the event that any Indemnified Party is entitled to indemnification pursuant to Section 9.2, no Indemnifying Securityholder shall have any Liability (including for any Actual Fraud committed by any Acquired Company with respect to any representation or warranty made in this Agreement or the certificate to delivered pursuant to Section 2.2(a)(i)) beyond the possible loss of his, her or its share of the Earn-Out Consideration, which actually becomes payable to such Indemnifying Securityholder pursuant to this Agreement and the Earn-Out Agreement and each Indemnified Party shall be entitled to recover any amounts to which it is entitled under this Article IX exclusively by offset against any such Earn-Out Consideration (including any funds that may be deposited into an escrow fund pursuant to Section 2.11(b)(vii)); provided that, for the avoidance of doubt, (i) the maximum Liability of an Indemnifying Securityholder with respect to indemnification pursuant solely to Section 9.2 shall be such Indemnifying Securityholder’s Pro Rata Indemnity Portion, (ii) no Indemnifying Securityholder shall, subject to Section 9.6(a), have any Liability with respect to any Earn-Out Consideration which has actually been paid to an Indemnifying Securityholder (excluding for the avoidance of doubt, any funds that may be deposited into an escrow fund pursuant to Section 2.11(b)(vii)) and any Earn-Out Consideration which has actually been paid to an Indemnifying Securityholder shall, subject to Section 9.6(a), not be subject to disgorgement or repayment by such Indemnifying Securityholder in connection with such Indemnifying Securityholders’ obligations under this Article IX or serve as, constitute or otherwise be deemed to be a source of recovery or indemnity subject to the provisions of this Article IX (except to the extent deposited into an escrow fund pursuant to Section 2.11(b)(vii)), and (iii) in the case of Actual Fraud committed by any Acquired Company, the Indemnified Parties may recover from each Indemnifying Securityholder regardless of whether such Indemnifying Securityholder had knowledge of or participated in such Actual Fraud.

(e)          Payments by the Indemnifying Securityholders in respect of any Loss will be limited to the amount of such Loss that remains after deducting therefrom any third party insurance proceeds, indemnification payments (other than from the Indemnifying Securityholders) and other third party recoveries actually received by the Indemnified Party in respect of any such claim (net of any costs or expenses incurred by such Indemnified Party in seeking such proceeds, payments or recoveries, including the present value of any increases in insurance premiums).

(f)           Notwithstanding anything to the contrary contained herein, no Indemnifying Securityholder shall have any responsibility for or shall be obligated to indemnify any Indemnified Party under this Article IX for any Loss in respect of Company Taxes or any Loss arising from a breach of, or in accuracy in, any of the representations or warranties set forth in Section 3.15 (Taxes) in each case to the extent that (i) such Company Tax or Loss was included in the calculation of the Income Tax Liability Accrual or Indebtedness, or as a liability in the Additional Liabilities (including Excess Liabilities), in each case as finally determined, or (ii) results from any reduction in, or unavailability of, any deduction, credit, net operating loss or Tax basis of the Company or any of its Subsidiaries in any taxable period beginning after the Closing Date.

(g)          Notwithstanding the fact that the Indemnified Parties may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, the Indemnified Parties shall not be entitled to recover the amount of any Losses more than once under this Agreement in respect of such fact, event, condition or circumstance, and the Indemnified Parties shall not be entitled to indemnification for any item to the extent that the amount of the Losses incurred with respect to such item has been taken into account in the calculation of either the Estimated Additional Liabilities or Additional Liabilities as finally determined pursuant to Section 2.11(b) of this Agreement, or the Indemnified Parties have otherwise been fully compensated on a dollar-for-dollar basis for such Losses pursuant to the post-closing adjustments set forth in Section 2.11(b).

Section 9.5          Materiality Qualifiers. Notwithstanding anything to the contrary contained herein, for purposes of determining (a) whether a breach of a representation or warranty exists for purposes of this Agreement or any certificate delivered pursuant to this Agreement (except as set forth on Schedule 9.5(a)), and (b) the amount of Losses arising from such a breach for which the Indemnified Parties are entitled to indemnification under this Agreement, each such representation and warranty, other than in Section 3.8(b), shall be read without giving effect to any qualification that is based on materiality, including the words “material,” “Company Material Adverse Effect,” “in any material respect” and other uses of the word “material” or words of similar meaning and shall be treated as if such words were deleted from such representation or warranty; provided, however, that for purposes of the definition of “Material Contracts” the word “material” shall not be read out of such definition.

Section 9.6          Indemnification as Sole Remedy. Following the Closing, except as set forth in Section 2.11(b) (Post-Closing Adjustment), Section 6.1 (Agreements Regarding Tax Matters), and Section 10.12 (Specific Performance), the indemnification provided for in this Article IX shall be the sole and exclusive remedy and recourse for any breach of this Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, (a) in the case of Actual Fraud of any Person other than an Acquired Company, the Indemnified Parties, as applicable, shall have all remedies available under this Agreement or otherwise at Law without giving effect to any of the limitations or waivers contained herein, and (b) nothing herein shall limit any Party’s right to seek and obtain equitable remedies with respect to any covenant or agreement contained in this Agreement or any Ancillary Agreement.

Section 9.7          Investigation; Waiver of Closing Conditions; Participation in Closing. Notwithstanding anything to the contrary contained herein, if the transactions contemplated hereby are consummated, the Indemnified Parties expressly reserve the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding (a) any investigation by, disclosure to or knowledge of Parent or any of its Affiliates or the Representatives of Parent or any of its Affiliates in respect of any fact or circumstances that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof or (b) Parent’s waiver of any condition to the Closing or participation in the Closing.

Section 9.8          Satisfaction of Indemnification Claims. The Indemnified Parties shall have the right but not the obligation to seek satisfaction of claims for indemnification from any of the Indemnifying Securityholders, subject to the limitations set forth in this Article IX. If any amount owed under this Article IX is not paid within 10 days of the Indemnifying Securityholders and the Indemnified Parties agreeing such amount is due or upon a final adjudication determined by a court of competent jurisdiction that such amount is due (either, a “Final Determination”), the Indemnifying Securityholders shall reimburse the Indemnified Parties for any and all costs or expenses of any nature or kind whatsoever (including reasonable legal fees) incurred in seeking to collect such amount under this Article IX, and no limitation in this Article IX shall apply to any such reimbursement. If any amount owed under this Article IX is not paid within 30 days of a Final Determination, Parent may, in its sole discretion, in addition to all other remedies it may have, recover some or all of such amount by setting off such amount against any amounts then due and payable by Parent or any of its Affiliates to any Indemnifying Securityholder or any of their respective Affiliates under this Agreement or any Ancillary Agreement. In each case, the exercise of such right to cancel or set off shall not constitute a breach of any Indemnified Party’s obligations under this Agreement or any Ancillary Agreement, and the exercise or failure to exercise such right to cancel or set off shall not constitute an election of remedies or limit any Indemnified Party in any manner in the enforcement of any other remedies that may be available to such Indemnified Party. Each Shareholder and Optionholder hereby irrevocably constitutes and appoints Parent as their true and lawful attorney-in-fact and agent with full power of substitution to do any and all things and execute any and all documents which may be necessary to effectuate any cancellation of Equity Securities or set off in accordance with this Section 9.8. The foregoing grant of authority is a special power of attorney coupled with an interest and is irrevocable.

Section 9.9         Mitigation. Promptly after any Indemnified Party becomes aware of any event or circumstance that could reasonably be expected to constitute any breach of any representation or warranty set forth in Article III for which an Indemnified Party intends to assert a claim for indemnification pursuant to this Article IX, the Indemnified Parties will use commercially reasonable efforts to mitigate and minimize any Losses that may result from such breach; provided, that in no event will any Indemnified Party be required to initiate any Proceeding to recover any Losses from any third party.

Section 9.10       Tax Treatment of Payments. All indemnification payments made pursuant to this Agreement shall be treated by Parent, the Shareholders and Optionholders and their respective Affiliates, to the extent permitted by Law, as an adjustment to the Merger Consideration for Income Tax purposes.

Section 9.11       Damage to Parent. The Parties acknowledge and agree that if the Surviving Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of the representation, warranty, covenant, agreement, or obligation of the Company or the Indemnifying Securityholders, then (without limiting any of the rights of the Surviving Company as an Indemnified Party) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Company, to have incurred Losses as a result of and in connection with such inaccuracy or breach.

ARTICLE X
MISCELLANEOUS

Section 10.1       Notices. All notices and other communications made pursuant to or under this Agreement shall be in writing and shall be deemed to have been duly given or made (a) when personally delivered, (b) as of the date transmitted when transmitted by electronic mail, (c) one Business Day after deposit with a nationally recognized overnight courier service, or (d) three Business Days after the mailing if sent by registered or certified mail, postage prepaid, return receipt requested. All notices and other communications under this Agreement shall be delivered to the addresses set forth below, or such other address as such Party may have given to the other Parties by notice pursuant to this Section 10.1 (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereinafter maintain); provided that with respect to notices deliverable to the Shareholders’ Representative, such notices shall be delivered solely via email or facsimile:

If to the Shareholders’ Representative:	Fortis Advisors LLC
Facsimile No.: […***…]
E-Mail: […***…]
Attention: Notices Department (ACEA)

with a copy to (which shall not constitute notice):	Morrison & Foerster LLP
12531 High Bluff Drive
Suite 100
San Diego, CA 92130
Attention: Steven G. Rowles
Email: […***…]

If to Parent:	Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121
Attention: Henry Ji, Ph.D.
Email: […***…]

with a copy to (which shall not constitute notice):	Paul Hastings LLP
1117 S California Ave.
Palo Alto, CA 94304
E-Mail: […***…]
Attention: Jeff Hartlin

Section 10.2       Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated, provided that, if the Closing occurs, the Transaction Expenses shall be borne and paid as provided in this Agreement.

Section 10.3       Entire Agreement. All references in this Agreement or the Ancillary Agreements to this Agreement shall include all Exhibits and Schedules hereto. This Agreement, the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement of the Parties relating to the subject matter hereof and thereof and supersede all prior agreements or understandings between the Parties with respect to such subject matter.

Section 10.4       No Third-Party Beneficiaries. This Agreement shall inure exclusively to the benefit of and be binding upon the Parties, any Person entitled to indemnification under Article IX with respect to the provisions therein, and their respective successors, permitted assigns, executors and legal representatives. Nothing in this Agreement, express or implied, is intended to confer on any Person (other than the Parties or their respective successors and permitted assigns, any Person entitled to indemnification under Article IX with respect to the provisions therein) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.5       Assignments. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, but will not be assignable or delegable by any Party, by operation of Law or otherwise, without the prior written consent of the other Parties. Any attempted assignment in violation of this Section 10.5 shall be void ab initio.

Section 10.6       Amendment; Waiver. This Agreement may be amended, modified or waived (a) prior to the Effective Time, only by the written agreement of Parent, Merger Sub and the Company; provided, however, that after the Required Shareholder Approval is obtained there shall be no amendment or waiver that, pursuant to Law, requires further approval of such holders, without the receipt of such further approval, and (b) after the Effective Time, only by the written agreement of Parent and the Shareholders’ Representative. No failure or delay of any Party to exercise any right or remedy given to such Party under this Agreement or otherwise available to such Party or to insist upon strict compliance by any other Party with its obligations hereunder and no single or partial exercise of any such right or power shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof. Any written waiver shall be limited to those items specifically waived therein and shall not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, expressly set forth therein.

Section 10.7        Agreement Controls. In the event that a provision of any Ancillary Agreement is inconsistent with, conflicts with or contradicts any term of this Agreement, the terms of this Agreement shall prevail.

Section 10.8       Severability. If any term or provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law, the validity, legality and enforceability of all other terms and provisions of this Agreement will not in any way be affected or impaired. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 10.9       Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation, inducement to enter and/or performance of this Agreement (whether related to breach of contract, tortious conduct or otherwise and whether now existing or hereafter arising) shall be governed by, the internal Laws of the State of Delaware, without giving effect to any Law that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub and the Company, the cancellation of the Shares, the rights provided in section 238 of the Companies Act, the fiduciary or other duties of the directors of the Company and Merger Sub and the internal corporate affairs of the Company and Merger Sub. The Parent shall cause the Indemnified Parties, to comply with the foregoing as though such Indemnified Parties were a Party to this Agreement.

Section 10.10      Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)          Each Party agrees that any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought exclusively in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Proceeding, the United States District Court for the District of Delaware, and each of the Parties hereby submits to the exclusive jurisdiction of such courts for itself and with respect to its property, generally and unconditionally, for the purpose of any such Proceeding. A final judgment in any such Proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party agrees not to commence any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby except in the courts described above (other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described above), irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any such court, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum or does not have jurisdiction over any Party. Each Party agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address (or in the case of the Shareholders, the Shareholders’ Representative’s address) set forth herein shall be effective service of process for any such Proceeding.

(b)          EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, STATUTE OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED OR WARRANTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11     Admissibility into Evidence. All offers of compromise or settlement among the Parties or their Representatives in connection with the attempted resolution of any dispute under this Agreement shall be deemed to have been delivered in furtherance of a settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any Proceeding for the resolution of such dispute.

Section 10.12     Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to enforce specifically the provisions of this Agreement, including obtaining an injunction or injunctions to prevent breaches or threatened breaches of this Agreement, in any court designated to resolve disputes concerning this Agreement (or, if such court lacks subject matter jurisdiction, in any appropriate state or federal court), this being in addition to any other remedy to which such Party is entitled at Law or in equity. Each Party further agrees not to assert and waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or provide indemnity as a prerequisite to obtaining equitable relief.

Section 10.13     Other Remedies. Except to the extent set forth otherwise in this Agreement, all remedies under this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or at Law or in equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

Section 10.14     Shareholders’ Representative.

(a)          By approving this Agreement and the consummation of the transactions contemplated hereby, and/or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, and without any further action of any of the Shareholders, Optionholders, or the Company, each Shareholder and Optionholder shall be deemed to have irrevocably approved the appointment and designation of, and hereby appoints and designates, Fortis Advisors LLC as its true and lawful attorney-in-fact and exclusive agent (the “Shareholders’ Representative”) with full power of substitution to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated hereby and the exercise of all rights and the performance of all obligations under this Agreement, the Earn-Out Agreement, the Earn-Out Escrow Agreement (if any) and the Shareholders’ Representative Engagement Agreement, including: (i) receiving and forwarding of notices and communications pursuant to this Agreement, the Earn-Out Agreement and the Earn-Out Escrow Agreement (if any) and accepting service of process; (ii) giving or agreeing to, on behalf of all the Shareholders and Optionholders, any and all consents, waivers and amendments deemed by the Shareholders’ Representative, in its reasonable and good faith discretion, to be necessary or appropriate under this Agreement, the Earn-Out Agreement and the Earn-Out Escrow Agreement (if any) and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (iii) negotiating and entering into, on behalf of all the Shareholders and Optionholders, the Earn-Out Escrow Agreement, as and if required pursuant to the terms of this Agreement; and (iv) with respect to any indemnification claims and all other matters arising under this Agreement, (A) disputing or refraining from disputing, on behalf of each Shareholder and Optionholder relative to any amounts to be received by the Shareholders and Optionholders under this Agreement or any agreements contemplated hereby, or any claim made by Parent under this Agreement or the Earn-Out Agreement, (B) negotiating and compromising, on behalf of each Shareholder and Optionholder, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement or the Earn-Out Agreement, and (C) executing, on behalf of each Shareholder and Optionholder, any settlement agreement, release or other document with respect to such dispute or remedy, except in each case with respect to a dispute between any Shareholder or Optionholder on the one hand and the Shareholders’ Representative on the other hand, provided that, in each case, the Shareholders’ Representative shall not take any action adverse to any Shareholder or Optionholder unless such action is also taken proportionately with respect to the others. Notwithstanding the foregoing, the Shareholders’ Representative shall have no obligation to act on behalf of the Shareholders and Optionholders, except as expressly provided herein, in the Earn-Out Agreement and in the Shareholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Representative in any other Ancillary Agreement, schedule, exhibit or the Disclosure Schedules.

(b)          Each Shareholder and Optionholder hereby agrees that: (i) in all matters in which action by the Shareholders’ Representative is required or permitted, the Shareholders’ Representative is authorized to act on behalf of such Shareholder and Optionholder, notwithstanding any dispute or disagreement among the Shareholders and Optionholders, and any Indemnified Party shall be entitled to rely on any and all action taken by the Shareholders’ Representative under this Agreement, the Earn-Out Agreement and the Earn-Out Escrow Agreement (if any) without any liability to, or obligation to inquire of, any Shareholder or Optionholder, notwithstanding any knowledge on the part of any Indemnified Party of any such dispute or disagreement; (ii) all decisions, actions, consents and instructions by the Shareholders’ Representative under this Agreement, the Earn-Out Agreement, the Earn-Out Escrow Agreement (if any) or the Shareholders’ Representative Engagement Agreement shall be binding upon all of the Shareholders and Optionholders and their successors as if expressly confirmed and ratified in writing by the Shareholders and Optionholders, and no Shareholder or Optionholder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction; (iii) notice to the Shareholders’ Representative, delivered in the manner provided in Section 10.1, shall be deemed to be notice to each Shareholder and Optionholder for the purposes of this Agreement; (iv) the appointment of the Shareholders’ Representative and the powers, immunities and rights to indemnification granted to the Shareholders’ Representative Group hereunder: (A) are coupled with an interest and shall be irrevocable by such Shareholder or Optionholder in any manner or for any reason, (B) shall survive the death, incompetence, bankruptcy or liquidation of any Shareholder or Optionholder and shall be binding on any successor thereto, and (C) shall survive the delivery of an assignment by any Shareholder or Optionholder of the whole or any fraction of his, her, or its interest in the Earn-Out Consideration; and (v) in the event that the person or entity serving as the Shareholders’ Representative resigns, dies, becomes incapacitated, files for bankruptcy protection or otherwise becomes unable to serve as a representative of the Shareholders or Optionholders, a representative appointed by a majority of Shareholders shall be the Shareholders’ Representative. The newly-appointed Shareholders’ Representative shall notify Parent, the Paying Agent and any other appropriate Person in writing of his, her or its appointment, provide evidence that a majority of Shareholders approved such appointment and provide appropriate contact information for purposes of this Agreement, the Earn-Out Agreement and the Earn-Out Escrow Agreement (if any). Parent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed Shareholders’ Representative as set forth in such written notice. If a successor Shareholders’ Representative is not appointed pursuant to the preceding procedure within 30 days after the Shareholders’ Representative’s resignation, death, incapacitation, filing for bankruptcy protection or other inability to serve as a representative, Parent shall appoint an independent and unaffiliated successor Shareholders’ Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Shareholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Earn-Out Agreement.

(c)          Each Shareholder and Optionholder hereby acknowledges and agrees that no Indemnified Party shall have any Liability to any Shareholder or Optionholder with respect to, and Shareholders and Optionholders jointly and severally shall indemnify all Indemnified Parties against, and agree to hold the Indemnified Parties harmless from, any and all Losses incurred by such Indemnified Parties arising out of any breach of this Section 10.14 by the Shareholders’ Representative or by any Shareholder or Optionholder, or the designation, appointment or actions of the Shareholders’ Representative pursuant to the provisions hereof, including with respect to any (i)  failure by the Shareholders’ Representative to deliver funds received by the Shareholders’ Representative (on behalf of the Shareholders and Optionholders) or any other actions taken by the Shareholders’ Representative, and (ii) reliance by the Indemnified Parties on, and actions taken by the Indemnified Parties in reliance on, the instructions of, notice given by or any other action taken or omitted by the Shareholders’ Representative. The Shareholders’ Representative shall be entitled to: (i) rely upon the Certified Closing Report, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Shareholder, Optionholder or other party.

(d)          Certain Shareholders and Optionholders have entered into an engagement agreement (the “Shareholders’ Representative Engagement Agreement”) with the Shareholders’ Representative to provide direction to the Shareholders’ Representative in connection with its services under this Agreement, the Earn-Out Agreement, the Earn-Out Escrow Agreement (if any) and the Shareholders’ Representative Engagement Agreement (such Shareholders and Optionholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Shareholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Shareholders’ Representative Group”), shall be liable to any Shareholders and Optionholders for any action or failure to act in connection with the acceptance or administration of the Shareholders’ Representative’s responsibilities hereunder, under the Earn-Out Agreement, under the Earn-Out Escrow Agreement (if any) or under the Shareholders’ Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Shareholders and Optionholders shall indemnify, defend and hold harmless the Shareholders’ Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Shareholders’ Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Shareholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Earn-Out Agreement, under the Earn-Out Escrow Agreement (if any) or under the Shareholders’ Representative Engagement Agreement. Such Shareholders’ Representative Expenses may be recovered first, from the Expense Fund, second from any distribution of the Earn-Out Consideration otherwise distributable to the Shareholders and Optionholders at the time of distribution, and third, directly from the Shareholders and Optionholders. The Shareholders and Optionholders acknowledge that the Shareholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Earn-Out Agreement, the Shareholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Shareholders’ Representative shall not be required to take any action unless the Shareholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Shareholders’ Representative against the costs, expenses and liabilities which may be incurred by the Shareholders’ Representative in performing such actions.

(e)          Upon the Closing, Parent shall wire to the Shareholders’ Representative $100,000 (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Shareholders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Shareholders’ Representative for any Shareholders’ Representative Expenses incurred pursuant to this Agreement, the Earn-Out Agreement, the Earn-Out Escrow Agreement (if any) or any Shareholders’ Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Shareholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Shareholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund. The Shareholders and Optionholders will not receive any interest on the Expense Fund and assign to the Shareholders’ Representative any such interest. Subject to Advisory Group approval, the Shareholders’ Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Shareholders and Optionholders. As soon as reasonably determined by the Shareholders’ Representative that the Expense Fund is no longer required to be withheld, the Shareholders’ Representative shall distribute the remaining Expense Fund (if any) to the Paying Agent and/or Parent, as applicable, for further distribution to the Shareholders and Optionholders.

(f)           Acknowledgement. The Shareholders’ Representative acknowledges that it, he or she has carefully read and understands this Agreement and the Earn-Out Agreement and hereby accepts the appointment and designation made hereunder. The Shareholders’ Representative and the Indemnifying Securityholders further acknowledge and agree that, except as otherwise expressly contemplated by this Agreement, from and after the Closing, neither Parent nor the Surviving Company shall have any obligations to the Shareholders’ Representative whether pursuant to any engagement letter or otherwise.

Section 10.15     Disclosure Schedules. The Disclosure Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein. Any exception or qualification set forth in a Disclosure Schedule with respect to a particular representation or warranty contained in the Agreement shall be deemed to be an exception or qualification with respect to another representation or warranty contained in the Agreement if a reasonable person would understand from the face of the applicable disclosure that such disclosure also identifies an exception or qualification to such other representation or warranty. The inclusion of any item in the Disclosure Schedules shall not, in and of itself, be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement, law or regulation may be construed as an admission to any third party that any such breach or violation exists or has occurred. The Disclosure Schedules are qualified in their entirety by reference to the specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, except as and to the extent provided in the Agreement.

Section 10.16      Rules of Construction. The following rules of construction shall govern the interpretation of this Agreement:

(a)          all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits or Schedules in this Agreement;

(b)          each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP;

(c)          unless the context otherwise requires, words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter;

(d)          whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “but not limited to”;

(e)          the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”;

(f)           references to any statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such statute, rule, regulation or form as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section;

(g)          when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is referenced in beginning the calculation of such period will be excluded (for example, if an action is to be taken within two days after a triggering event and such event occurs on a Tuesday, then the action must be taken on or prior to Thursday); if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day;

(h)          time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement;

(i)           the subject headings of Articles and Sections of this Agreement are included for purposes of convenience of reference only and shall not affect the construction or interpretation of any of its provisions;

(j)           (i) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (ii) the term “any” means “any and all”, and (iii) the term “or” shall not be exclusive and shall mean “and/or”;

(k)          (i) references to “days” means calendar days unless Business Days are expressly specified and (ii) references to “$” mean U.S. dollars;

(l)           the Parties intend that each representation, warranty, covenant and agreement contained herein shall have independent significance, and if any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same or similar subject matter that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement;

(m)         all uses of “written” contained in Articles III and IV shall be deemed to include information transmitted via e-mail, facsimile or other electronic transmission;

(n)          for purposes of Article III, information shall be deemed to have been “made available” to Parent only if such information was posted to the electronic data room hosted by Citrix ShareFile maintained by Datasite under the project name “ACEA” at https://americas.datasite.com/ manda/project/5ec4180a8df4306bb8af14a1/content/index?mode=index in a manner accessible and reviewable by Parent at least three Business Days prior to the Agreement Date (and not removed therefrom during such three Business Day period);

(o)          any drafts of this Agreement or any Ancillary Agreement circulated by or among the Parties prior to the final fully executed drafts shall not be used for purposes of interpreting any provision of this Agreement or any Ancillary Agreement, and each of the Parties agrees that no Party, Indemnifying Securityholder or Indemnified Party shall make any claim, assert any defense or otherwise take any position inconsistent with the foregoing in connection with any dispute or Proceeding among any of the foregoing or for any other purpose; and

(p)          the Parties have participated jointly in the negotiation and drafting of this Agreement and the Ancillary Agreements; in the event an ambiguity or question of intent or interpretation arises, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement or any Ancillary Agreement and the language used in it will be deemed to be the language chosen by the Parties to express their mutual intent.

Section 10.17     Counterparts; Deliveries. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 10.18      Waiver of Conflicts Regarding Representation.

(a)       Each of the parties hereto acknowledges and agrees that Morrison & Foerster LLP (“Deal Counsel”) has acted as counsel to the Acquired Companies in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby (the “Deal Representation”).

(b)       Parent hereby consents and agrees to, and agrees to cause the Surviving Company and each other Acquired Company to consent and agree to, Morrison & Foerster LLP representing the Shareholders’ Representative and/or any of the Shareholders or Optionholders after the Closing in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements, including with respect to disputes in which the interests of the Shareholders’ Representative and/or Shareholders or Optionholders may be directly adverse to Parent and its Affiliates (including the Surviving Company and each other Acquired Company).

(c)       In connection with the foregoing, Parent hereby waives and agrees not to assert, and agrees to cause the Surviving Company and each other Acquired Company to waive and not to assert, any conflict of interest arising from or in connection with Deal Counsel’s representation of any Acquired Company, the Shareholders’ Representative, the Shareholders or the Optionholders prior to and after the Closing (as applicable) in a matter adverse to Parent, the Surviving Company or any of the Indemnified Parties because of its representation in connection with the Deal Representation.

(d)       Parent further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Company and each other Acquired Company, that all communications in any form or format whatsoever between or among Deal Counsel and any Acquired Company or any of their respective Representatives with respect to the preparation, negotiation, documentation and consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Shareholders, shall be controlled by the Shareholders’ Representative on behalf of the Shareholders and shall not pass to or be claimed by the Parent or its Affiliates. Notwithstanding anything in this Section 10.18 to the contrary, Deal Communications shall expressly exclude any such communications, information, or documentation that (i) were in the possession of Parent or its Representatives prior to the Agreement Date, (ii) disclosed to Parent or its Representatives by any Acquired Company or its Representatives prior to the Effective Time, (iii) are not or were not made in connection with the preparation, negotiation, documentation and consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, including communications, information, or documentation to the extent discussing any underlying matters about which Deal Counsel provided advice to the Acquired Companies in respect of the operations of their respective businesses, assets or liabilities, whether such matters were or were not disclosed in connection with the transactions contemplated hereby or the Ancillary Agreements as a result of the Deal Representation, including the Disclosure Schedules. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and, except as otherwise provided in this Section 10.18, the privilege and the expectation of client confidence relating thereto shall belong solely to the Shareholders’ Representative and the Shareholders’, shall be controlled by the Shareholders’ Representative on behalf of the Shareholders and shall not pass to or be claimed by Parent or its Affiliates.

(e)       In the event that Parent or its Affiliates are legally required by Government Approval or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Parent shall, and shall cause its Affiliates to, to the extent permitted to do so by applicable Law, (i) promptly notify the Shareholders’ Representative of the existence, terms and circumstances surrounding such request; (ii) consult with the Shareholders’ Representative on the advisability of taking legally available steps (at the Shareholders’ sole cost and expense) to resist or narrow such request; and (iii) if disclosure of such information is required, furnish only that portion of the Deal Communications that, upon the advice of counsel to the party who has received the request, such party is legally compelled to disclose and advise the Shareholders’ Representative as far in advance as is reasonably practicable of such disclosure as possible so that the Shareholders’ Representative may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information. Except as required in response to a subpoena, third-party discovery request or other legal process, Parent agrees that it will not, and that it will cause its Affiliates not to, (i) intentionally use the Deal Communications, including by way of seeking to have the Shareholders’ Representative or any Shareholders waive the attorney-client or other privilege, or by otherwise asserting that Parent or the Surviving Company has the right to waive the attorney-client or other privilege or (ii) seek to obtain the Deal Communications from Deal Counsel.

(f)       Parent agrees on behalf of itself, and after the Closing, the Acquired Companies, together with any of their respective affiliates, subsidiaries, successors or assigns, that no person may use or rely on any of the Privileged Deal Communications whether located in the records or e-mail accounts of any of the Acquired Companies or otherwise (including in the knowledge of their officers and employees), in any action against or involving any of the parties after the Closing. Parent, on behalf of itself and, after the Closing, the Acquired Companies, agrees not to assert that the privilege has been waived as to the Privileged Deal Communications that may be located in the records or e-mail server (or in the knowledge of the officers and employees) of any of the Acquired Companies.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PARENT:

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Its:	President and Chief Executive Officer

MERGER SUB:

AT MERGER SUB, INC.

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Its:	President

COMPANY:

ACEA THERAPEUTICS, INC.

By:	/s/ Xiao Xu
Name:	Xiao Xu
Its:	President

SHAREHOLDERS’ REPRESENTATIVE:

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Its:	Managing Director